                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

    Pre-Effective Amendment No.                                              / /
                                  ------

    Post-Effective Amendment No.            (File No.          )             / /
                                  ------

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.            36        (File No. 811-7195)              /X/
                                ------

                        (Check appropriate box or boxes)

                     RIVERSOURCE VARIABLE ANNUITY ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)

                      RiverSource Life Insurance Company
           (previously American Enterprise Life Insurance Company)
--------------------------------------------------------------------------------
                               (Name of Depositor)

             829 Ameriprise Financial Center, Minneapolis, MN 55474
--------------------------------------------------------------------------------
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code (612) 671-2237
--------------------------------------------------------------------------------

 Mary Ellyn Minenko, 50605 Ameriprise Financial Center, Minneapolis, MN 55474
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8 (a), may determine.

Title of securities being registered: [Interests under Flexible Premium Deferred Variable Annuity Contracts.]

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note
----------------
Registrant is filing this registration statement to register interests under
--------------------------------------------------------------------------------
the RiverSource(SM) Galaxy Premier Variable Annuity and RiverSource Pinnacle(SM)
--------------------------------------------------------------------------------
Variable Annuity described herein ("Contracts") on a new Form N-4. Interests
----------------------------------------------------------------------------
under the Contracts were previously registered on Form N-4 (File No.
--------------------------------------------------------------------
333-82149). IDS Life Insurance Company ("IDS Life") became the issuer of the
----------------------------------------------------------------------------
Contracts following the merger of its wholly-owned subsidiary, American
-----------------------------------------------------------------------
Enterprise Life Insurance Company, with and into IDS Life. At the time of the
-----------------------------------------------------------------------------
merger, IDS Life was renamed RiverSource Life Insurance Company ("RiverSource
-----------------------------------------------------------------------------
Life"). As a result of the merger, American Enterprise Variable Annuity
-----------------------------------------------------------------------
Account was transferred to RiverSource Life and changed its name to
-------------------------------------------------------------------
RiverSource Variable Annuity Account.
-------------------------------------

PROSPECTUS


JAN. 2, 2007


RIVERSOURCE(SM)

GALAXY PREMIER
VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)

           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           (Administrative Office)


           RIVERSOURCE VARIABLE ANNUITY ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)/ RIVERSOURCE MVA ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE MVA ACCOUNT)


NEW RIVERSOURCE(SM) GALAXY PREMIER VARIABLE ANNUITY CONTRACTS ARE NOT CURRENTLY BEING OFFERED.

This prospectus contains information that you should know before investing. Prospectuses are also available for:

o     AIM Variable Insurance Funds

o     Columbia Funds Variable Insurance Trust

o     Fidelity(R) Variable Insurance Products - Service Class

o     Franklin(R) Templeton(R) Variable Insurance Products Trust (FTVIPT) -
      Class 2

o     Janus Aspen Series: Service Shares

o     MFS(R) Variable Insurance Trust(SM)

o     Putnam Variable Trust - Class IB Shares


o     RiverSource(SM) Variable Portfolio Funds


Please read the prospectuses carefully and keep them for future reference.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.


RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the Fund prospectuses. Do not rely on any such information or representations.

RiverSource Life offers several different annuities which your investment professional may or may not be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.



RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 1

TABLE OF CONTENTS

KEY TERMS ...............................................................    3
THE CONTRACT IN BRIEF ...................................................    4
EXPENSE SUMMARY .........................................................    6
CONDENSED FINANCIAL INFORMATION (UNAUDITED) .............................    9
FINANCIAL STATEMENTS ....................................................    9
THE VARIABLE ACCOUNT AND THE FUNDS ......................................   10
THE GUARANTEE PERIOD ACCOUNTS (GPAS) ....................................   17
THE ONE-YEAR FIXED ACCOUNT ..............................................   19
BUYING YOUR CONTRACT ....................................................   19
CHARGES .................................................................   21
VALUING YOUR INVESTMENT .................................................   24
MAKING THE MOST OF YOUR CONTRACT ........................................   26
WITHDRAWALS .............................................................   31
TSA -- SPECIAL WITHDRAWAL PROVISIONS ....................................   31
CHANGING OWNERSHIP ......................................................   32
BENEFITS IN CASE OF DEATH ...............................................   32
OPTIONAL BENEFITS .......................................................   34
THE ANNUITY PAYOUT PERIOD ...............................................   38
TAXES ...................................................................   40
VOTING RIGHTS ...........................................................   42
SUBSTITUTION OF INVESTMENTS .............................................   43
ABOUT THE SERVICE PROVIDERS .............................................   43
ADDITIONAL INFORMATION ..................................................   44
APPENDIX: CONDENSED FINANCIAL INFORMATION (UNAUDITED) ...................   45
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ............   51

CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any contract.



2 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

GUARANTEE PERIOD: The number of successive 12-month periods that a guaranteed interest rate is credited.

GUARANTEE PERIOD ACCOUNTS (GPAS): A nonunitized separate account to which you may allocate purchase payments or transfer contract value of at least $1,000. These accounts have guaranteed interest rates declared for guarantee periods we declare when you allocate purchase payments or transfer contract value to a GPA. Withdrawals and transfers from a GPA done more than 30 days before the end of the guarantee period will receive a Market Value Adjustment, which may result in a gain or loss of principal. The GPAs may not be available in some states.

MARKET VALUE ADJUSTMENT (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred more than 30 days before the end of its Guarantee Period.

ONE-YEAR FIXED ACCOUNT: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.



RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 3

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our administrative office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our administrative office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the GPAs, one-year fixed account and/or subaccounts under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value (less any applicable premium tax).

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes --Qualified Annuities -- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our administrative office within the time stated on the first page of your contract and receive a full refund of the contract value. We will not deduct any charges. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Currently, you may allocate your purchase payments among any or all of:

o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. 10)

o the GPAs and the one-year fixed account, which earn interest at rates that we adjust periodically. Some states restrict the amount you can allocate to these accounts. The required minimum investment in each GPA is $1,000 and these accounts may not be available in all states. (p. 17 and p. 19)

BUYING YOUR CONTRACT: We no longer offer new contracts. However, you have the option of making additional purchase payments to your contract. Some states have time limitations for making additional payments. (p. 19)


4 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

MINIMUM ADDITIONAL PURCHASE PAYMENTS:

      $50 for Systematic Investment Plans (SIPs).
      $100 for all other payment plans.

MAXIMUM TOTAL PURCHASE PAYMENTS*:

      $1,000,000 for issue ages through 85.
      $100,000 for issue ages 86 to 90.


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.


TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. Transfers out of the GPAs done more than 30 days before the end of the Guarantee Period will be subject to a MVA, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. You may establish automated transfers among the accounts. GPAs and one-year fixed account transfers are subject to special restrictions. (p. 27)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences. Certain other restrictions may apply. (p. 31)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 32)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. 32)

OPTIONAL BENEFITS: This contract offers optional features that are available for additional charges if you meet certain criteria. (p. 34)

ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The GPAs are not available during the payout period. (p. 38)

TAXES: Generally, income earned on your contract value grows tax deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 40)

LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 5

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT. STATE PREMIUM TAXES ALSO MAY BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE

(Contingent deferred sales charge as a percentage of purchase payments withdrawn)

                   YEARS FROM PURCHASE   WITHDRAWAL CHARGE
                     PAYMENT RECEIPT        PERCENTAGE
                            1                    8%
                            2                    8
                            3                    7
                            4                    6
                            5                    5
                            6                    4
                            7                    2
                            Thereafter           0

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.10% if the assumed investment rate is 3.5% and 6.60% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value.)

The death benefit you select determines the fees you pay.

                                         ROP DEATH BENEFIT   MAV DEATH BENEFIT
VARIABLE ACCOUNT ADMINISTRATIVE CHARGE          0.15%              0.15%
MORTALITY AND EXPENSE RISK FEE                  1.00               1.10
TOTAL ANNUAL VARIABLE ACCOUNT EXPENSES          1.15%              1.25%

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                                           $  30
(We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.)

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR) FEE                0.25%*
(As a percentage of the contract value charged annually on the contract anniversary.)

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS) FEE      0.40%*
(As a percentage of the contract value charged annually on the contract anniversary.)

*     This fee apples only if you elect this optional feature.


6 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS

(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                  MINIMUM   MAXIMUM
Total expenses before fee waivers and/or expense reimbursements    0.53%     1.53%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                         GROSS TOTAL
                                                                      MANAGEMENT   12b-1    OTHER           ANNUAL
                                                                         FEES       FEES   EXPENSES        EXPENSES
AIM V.I. Capital Appreciation Fund, Series I Shares                      0.61%        --%    0.29%    0.90%(1),(2)
AIM V.I. Core Equity Fund, Series I Shares                               0.60         --     0.27     0.87(1),(2)
Columbia Asset Allocation Fund, Variable Series, Class A                 0.45         --     0.34     0.79(3)
Columbia Federal Securities Fund, Variable Series, Class A               0.38         --     0.27     0.65(3)
Columbia High Yield Fund, Variable Series, Class A                       0.55         --     0.37     0.92(4)
Columbia Large Cap Growth Fund, Variable Series, Class A                 0.50         --     0.28     0.78(3)
Columbia Small Company Growth Fund, Variable Series, Class A             0.50         --     0.42     0.92(3)
Fidelity(R) VIP Balanced Portfolio Service Class                         0.42       0.10     0.16     0.68(5)
Fidelity(R) VIP Growth & Income Portfolio Service Class                  0.47       0.10     0.12     0.69(5)
Fidelity(R) VIP Mid Cap Portfolio Service Class                          0.57       0.10     0.12     0.79(5)
FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2           0.48       0.25     0.28     1.01(6),(7)
FTVIPT Mutual Shares Securities Fund - Class 2                           0.60       0.25     0.18     1.03(6)
FTVIPT Templeton Foreign Securities Fund - Class 2                       0.65       0.25     0.17     1.07(7)
Janus Aspen Series Global Technology Portfolio: Service Shares           0.64       0.25     0.09     0.98(8)
Janus Aspen Series Large Cap Growth Portfolio: Service Shares            0.64       0.25     0.02     0.91(8)
Janus Aspen Series Mid Cap Growth Portfolio: Service Shares              0.64       0.25     0.03     0.92(8)
MFS(R) Investors Trust Series - Service Class                            0.75       0.25     0.13     1.13(9),(10)
MFS(R) New Discovery Series - Service Class                              0.90       0.25     0.16     1.31(9),(10)
MFS(R) Total Return Series - Service Class                               0.75       0.25     0.09     1.09(9),(10)
MFS(R) Utilities Series - Service Class                                  0.75       0.25     0.15     1.15(9),(10)
Putnam VT Growth and Income Fund - Class IB Shares                       0.49       0.25     0.05     0.79(3)
Putnam VT International Equity Fund - Class IB Shares                    0.75       0.25     0.18     1.18(3)
Putnam VT Vista Fund - Class IB Shares                                   0.65       0.25     0.09     0.99(3)
RiverSource(SM) Variable Portfolio - Balanced Fund                       0.47       0.13     0.15     0.75(11),(12),(13)
RiverSource(SM) Variable Portfolio - Cash Management Fund                0.33       0.13     0.16     0.62(11),(12)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund      0.67       0.13     0.16     0.96(11),(12),(13)
RiverSource(SM) Variable Portfolio - Emerging Markets Fund               1.09       0.13     0.31     1.53(11),(12),(13)



RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 7

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                         GROSS TOTAL
                                                                      MANAGEMENT   12b-1     OTHER          ANNUAL
                                                                         FEES       FEES   EXPENSES        EXPENSES
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                0.59%      0.13%    0.17%    0.89%(11),(12)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund               0.55       0.13     0.14     0.82(11),(12),(13)
RiverSource(SM) Variable Portfolio - S&P 500 Index Fund                  0.22       0.13     0.18     0.53(11),(12),
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund            0.74       0.13     0.22     1.09(11),(12),(13)

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit total operating expenses of Series I shares to 1.30% of average daily nets assets. Effective upon the closing of the reorganization which occurred May 1, 2006, the advisor for AIM V.I. Core
      Equity Fund, Class I Shares has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total operating expenses of Series I shares to 0.91% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total operating expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) As a result of a reorganization of another Fund into the Fund, which occurred May 1, 2006 for AIM V.I. Capital Appreciation Fund, Series I
      Shares and AIM V.I. Core Equity Fund, Series I Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.

(3) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(4) On April 28, 2006, Columbia High Yield Fund, Variable Series, Class A merged into Nations High Yield Bond Portfolio. On May 1, 2006, Nations
      High Yield Bond Portfolio changed its name to Columbia High Yield Fund,
      Variable Series, Class A. The Fund's advisor has contractually agreed to waive advisory fees and reimburse the Fund for certain expenses so that the total annual fund operating expenses (exclusive of distribution and service fees, brokerage commissions, interest, taxes and extraordinary expenses, if any) will not exceed 0.60% through April 30, 2007.

(5) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 0.65% for Fidelity(R) VIP Balanced Portfolio Service Class, 0.64% for
      Fidelity(R) VIP Growth & Income Portfolio Service Class and 0.74% for
      Fidelity(R) VIP Mid Cap Portfolio Service Class. These offsets may be discontinued at any time.

(6) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(7) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market
      Fund. This reduction is required by the Fund's Board of Trustees and an order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.02%) and 0.99%, respectively for FTVIPT Franklin Small-Mid Cap Growth Securities Fund -
      Class 2 and (0.05%) and 1.02%, respectively for FTVIPT Templeton Foreign
      Securities Fund - Class 2.

(8) Janus Capital has contractually agreed to waive certain Portfolio's total annual operating expenses (excluding the distribution and shareholder servicing fee, the administrative services fee applicable to certain Portfolios, brokerage commissions, interest, taxes and extraordinary expenses) to certain limits until May 1, 2007. Because the 12b-1 fee is charged as an ongoing fee, over time the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(9) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees).

(10) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements, that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table.
      Had these expense reductions been taken into account, "Gross total annual expenses" would be lower.

(11) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(12)  The Fund has adopted a plan under Rule 12b-1 of the Investment Company
      Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(13) Management fees include the impact of a performance incentive adjustment that decreased the management fee by 0.04% for RiverSource(SM) Variable
      Portfolio - Balanced Fund, 0.02% for RiverSource(SM) Variable Portfolio
      - Large Cap Equity Fund and 0.05% for RiverSource(SM) Variable Portfolio
      - Small Cap Advantage Fund. Management fees include the impact of a performance incentive adjustment that increased the management fee by 0.09% for RiverSource(SM) Variable Portfolio - Diversified Equity Income
      Fund and 0.004% for RiverSource(SM) Variable Portfolio - Emerging
      Markets Fund.



8 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES*, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. This example assumes the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. It assumes that you selected the MAV death benefit and the optional Benefit Protector Plus. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                     IF YOU DO NOT WITHDRAW YOUR CONTRACT
        IF YOU WITHDRAW YOUR CONTRACT              OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
  AT THE END OF THE APPLICABLE TIME PERIOD:       AT THE END OF THE APPLICABLE TIME PERIOD:
 1 YEAR      3 YEARS     5 YEARS     10 YEARS     1 YEAR    3 YEARS    5 YEARS      10 YEARS
$1,128.41   $1,702.23   $2,199.38   $3,549.64    $328.41   $1,002.23   $1,699.38   $3,549.64

MINIMUM EXPENSES. This example assumes the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. It assumes that you selected the optional ROP death benefit and you do not select any optional riders. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                     IF YOU DO NOT WITHDRAW YOUR CONTRACT
        IF YOU WITHDRAW YOUR CONTRACT              OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
  AT THE END OF THE APPLICABLE TIME PERIOD:       AT THE END OF THE APPLICABLE TIME PERIOD:
 1 YEAR      3 YEARS     5 YEARS     10 YEARS     1 YEAR    3 YEARS     5 YEARS    10 YEARS
 $974.66    $1,241.21   $1,432.00   $2,025.81    $174.66    $541.21     $932.00    $2,025.81

* In these examples, the $30 contract administrative charge is approximated as a .024% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.

CONDENSED FINANCIAL INFORMATION


You can find unaudited condensed financial information for the subaccounts in the Appendix.

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statement date.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 9

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under
            Section 817(h) of the Code.

      o REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


10 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

      We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


      The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

      The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

      Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.

o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

      o Compensating, training and educating investment professionals who sell the contracts.

      o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

      o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

      o Providing sub-transfer agency and shareholder servicing to contract owners.

      o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

      o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

      o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

      o Subaccounting, transaction processing, recordkeeping and administration.

o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 11

YOU MAY ALLOCATE PURCHASE PAYMENTS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING
FUNDS:

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                  INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital               Growth of capital. Invests principally in common stocks of         A I M Advisors, Inc.
Appreciation Fund,             companies likely to benefit from new or innovative products,
Series I Shares                services or processes as well as those with above-average
                               growth and excellent prospects for future growth. The fund can invest up to 25% of its total assets in foreign securities that involve risks not associated with investing solely in the
                               United States.

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund,     Growth of capital. Invests normally at least 80% of its net        A I M Advisors, Inc.
Series I Shares                assets, plus the amount of any borrowings for investment
                               purposes, in equity securities, including convertible
                               securities of established companies that have long-term
                               above-average growth in earnings and dividends and growth
                               companies that are believed to have the potential for
                               above-average growth in earnings and dividends. The Fund may invest up to 25% of its total assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
Columbia Asset Allocation      Seeks high total investment return. The Fund's investment          Columbia Management Advisors, LLC
Fund, Variable Series,         adviser allocates the Fund's assets among various classes of
Class A                        equity and debt securities, including real estate investment trusts (REITs), foreign stocks, investment grade bonds, and non-investment grade bonds. Each asset class is managed by a separate portfolio manager or team with experience in investing in that particular class. The Fund may invest up to 25% of its net assets in foreign securities and up to 10% of its net
                               assets in REITs.

------------------------------------------------------------------------------------------------------------------------------------
Columbia Federal Securities    Seeks the highest possible level of current income, consistent     Columbia Management Advisors, LLC
Fund, Variable Series,         with safety of principal and maintenance of liquidity. Under
Class A                        normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in
                               U.S. government securities, including U.S. Treasury securities and securities of various U.S. government agencies. Agency securities include debt issued by various agencies as well as mortgage-backed securities.

------------------------------------------------------------------------------------------------------------------------------------
Columbia High Yield Fund,      High level of current income with capital appreciation as a        Columbia Management Advisors, Inc.
Variable Series, Class A       secondary objective, when consistent with the goal of high current income. The Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high yielding corporate bonds, debentures and notes that are rated below investment grade or unrated securities which the
                               Fund's investment advisor has determined to be of comparable quality. No more than 10% of the Fund's total assets will
                               normally be invested in securities rated CCC or lower by S&P or
                               Caa or lower by Moody's.

------------------------------------------------------------------------------------------------------------------------------------


12 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                  INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Columbia Large Cap             The fund seeks long-term growth. Under normal circumstances,       Columbia Management Advisors, LLC
Growth Fund,                   the fund invests at least 80% of its net assets (plus any
Variable Series Class A        borrowings for investment purposes) in Common stocks, primarily of companies with large market capitalizations. Large-cap
                               stocks are stocks of larger companies that have market
                               capitalizations similar in size to those companies in the
                               Russell 1000 Growth Index. The Fund may invest up to 20% of its total assets in foreign securities.

------------------------------------------------------------------------------------------------------------------------------------
Columbia Small Company         Seeks long-term growth. Under normal market conditions, the        Columbia Management Advisors, LLC
Growth Fund, Variable          Fund invests at least 80% of its net assets (plus any
Series, Class A                borrowings for investment purposes) in common stocks of
                               small-cap companies.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Balanced       Seeks income and capital growth consistent with reasonable         Fidelity Management & Research
Portfolio Service Class        risk. Invests approximately 60% of assets in stocks and other      Company (FMR), investment manager;
                               equity securities and the remainder in bonds and other debt        FMR U.K., FMR Far East and
                               securities, including lower-quality debt securities, when its      Fidelity Investments Money Market
                               outlook is neutral. Invests at least 25% of total assets in        Management Inc. (FIMM),
                               fixed-income senior securities (including debt securities and      sub-investment advisers.
                               preferred stock). The fund invests in domestic and foreign issuers.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth &       Seeks high total return through a combination of current income    Fidelity Management & Research
Income Portfolio               and capital appreciation. Normally invests a majority of assets    Company (FMR), investment manager;
Service Class                  in common stocks with a focus on those that pay current            FMR U.K., FMR Far East,
                               dividends and show potential for capital appreciation. May         sub-investment advisers.
                               invest in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation.
                               Invests in domestic and foreign issuers. The Fund invests in either "growth" stocks or "value" stocks or both.

------------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap        Long-term growth of capital. Allocates assets across different     Fidelity Management & Research
Portfolio Service Class        market sectors and maturities. Normally invests primarily in       Company (FMR), investment manager;
                               common stocks. Normally invests at least 80% of assets in          FMR U.K., FMR Far East,
                               securities of companies with medium market capitalizations. May    sub-investment advisers.
                               invest in companies with smaller or larger market
                               capitalizations. Invests in domestic and foreign issuers. The
                               Fund invests in either "growth" or "value" common stocks or both.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin                Seeks long-term capital growth. The Fund normally invests at       Franklin Advisers, Inc.
Small-Mid Cap Growth           least 80% of its net assets in investments of small
Securities Fund - Class 2      capitalization (small cap) and mid capitalization (mid cap)
                               companies. For this Fund, small-cap companies are those with market capitalization values not exceeding $1.5 billion or the highest market capitalization value in the Russell 2000(R) Index, whichever is greater, at the time of purchase; and mid cap companies are companies with market capitalization values not exceeding $8.5 billion at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Mutual Shares           Seeks capital appreciation, with income as a secondary goal.       Franklin Mutual Advisers, LLC
Securities Fund - Class 2      The Fund normally invests mainly in equity securities that the manager believes are undervalued. The Fund normally invests primarily in undervalued stocks and to a lesser extent in risk arbitrage securities and distressed companies.

------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 13

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                  INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Foreign       Long-term capital growth. The Fund normally invests at least       Templeton Investment Counsel, LLC
Securities Fund - Class 2      80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.

------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Global      Long-term growth of capital. Invests, under normal                 Janus Capital
Technology Portfolio:          circumstances, at least 80% of its net assets in securities of
Service Shares                 companies that the portfolio manager believes will benefit significantly from advances or improvements in technology. It implements this policy by investing primarily in equity
                               securities of U.S. and foreign companies selected for their growth potential.

------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Large       Long-term growth of capital in a manner consistent with the        Janus Capital
Cap Growth Portfolio:          preservation of capital. Invests under normal circumstances at
Service Shares                 least 80% of its net assets in large-sized companies.
                               Large-sized companies are those whose market capitalization falls within the range of companies in the Russell 1000(R) Index at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series             Seeks long-term growth of capital. Invests, under normal           Janus Capital
Mid Cap Growth Portfolio:      circumstances, at least 80% of its net assets in equity
Service Shares                 securities of mid-sized companies whose market capitalization falls, at the time of initial purchase, in the 12-month average of the capitalization ranges of the Russell Midcap Growth Index.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Investors Trust         Long-term growth of capital with a secondary objective to seek     MFS Investment Management(R)
Series - Service Class         reasonable current income. Invests primarily in common stocks and related securities, such as preferred stocks, convertible securities and depository receipts for those securities.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery           Capital appreciation. Invests at least 65% of its net assets in    MFS Investment Management(R)
Series - Service Class         equity securities of emerging growth companies.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Total Return            Above-average income consistent with the prudent employment of     MFS Investment Management(R)
Series - Service Class         capital, with growth of capital and income as a secondary
                               objective. Invests primarily in a combination of equity and fixed income securities.

------------------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities               Capital growth and current income. Invests primarily in equity     MFS Investment Management(R)
Series - Service Class         and debt securities of domestic and foreign companies in the utilities industry.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth               Seeks capital growth and current income. The fund pursues its      Putnam Investment Management, LLC
and Income Fund -              goal by investing mainly in common stocks of U.S. companies,
Class IB Shares                with a focus on value stocks that offer the potential for
                               capital growth, current income or both.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT International        Seeks capital appreciation. The fund pursues its goal by           Putnam Investment Management, LLC
Equity Fund -                  investing mainly in common stocks of companies outside the
Class IB Shares                United States that Putnam Management believes have favorable investment potential. Under normal circumstances, the fund invests at least 80% of its net assets in equity investments.

------------------------------------------------------------------------------------------------------------------------------------


14 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                  INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista                Seeks capital appreciation. The fund pursues its goal by           Putnam Investment Management, LLC
Fund - Class IB Shares         investing mainly in common stocks of U.S. companies, with a focus on growth stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Maximum total investment return through a combination of           RiverSource Investments, LLC
Portfolio - Balanced Fund      capital growth and current income. Invests primarily in a          (RiverSource Investments)
                               combination of common and preferred stocks, bonds and other debt securities. Under normal market conditions, at least 50%
                               of the Fund's total assets are invested in common stocks and no less than 25% of the Fund's total assets are invested in debt securities. The Fund may invest up to 25% of its total assets in foreign investments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Maximum current income consistent with liquidity and stability     RiverSource Investments
Portfolio - Cash               of principal. Invests primarily in money market instruments,
Management Fund                such as marketable debt obligations issued by corporations or the U.S. government or its agencies, bank certificates of
                               deposit, bankers' acceptances, letters of credit, and
                               commercial paper, including asset-backed commercial paper.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High level of current income and, as a secondary goal, steady      RiverSource Investments
Portfolio - Diversified        growth of capital. Under normal market conditions, the Fund
Equity Income Fund             invests at least 80% of its net assets in dividend-paying
                               common and preferred stocks.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Long-term capital growth. The Fund's assets are primarily          RiverSource Investments, adviser;
Portfolio - Emerging           invested in equity securities of emerging market companies.        Threadneedle International
Markets Fund                   Under normal market conditions, at least 80% of the Fund's net     Limited, an indirect wholly-owned
                               assets will be invested in securities of companies that are        subsidiary of Ameriprise
                               located in emerging market countries, or that earn 50% or more     Financial, subadviser.
                               of their total revenues from goods and services produced in emerging market countries or from sales made in emerging
                               market countries.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High current income, with capital growth as a secondary            RiverSource Investments
Portfolio - High Yield         objective. Under normal market conditions, the Fund invests at
Bond Fund                      least 80% of its net assets in high-yielding, high-risk
                               corporate bonds (junk bonds) issued by U.S. and foreign
                               companies and governments.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Capital appreciation. Under normal market conditions, the Fund     RiverSource Investments
Portfolio - Large Cap          invests at least 80% of its net assets in equity securities of
Equity Fund                    companies with market capitalization greater than $5 billion at the time of purchase.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource                    Long-term capital appreciation. The Fund seeks to provide          RiverSource Investments
Variable Portfolio -           investment results that correspond to the total return (the
S&P 500 Index Fund             combination of appreciation and income) of large-capitalization stocks of U.S. companies. The Fund invests in common stocks included in the Standard & Poor's 500 Composite Stock Price
                               Index (S&P 500). The S&P 500 is made up primarily of
                               large-capitalization companies that represent a broad spectrum of the U.S. economy.

------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 15

------------------------------------------------------------------------------------------------------------------------------------
FUND                           INVESTMENT OBJECTIVE AND POLICIES                                  INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Long-term capital growth. Under normal market conditions, at       RiverSource Investments, adviser;
Portfolio - Small Cap          least 80% of the Fund's net assets are invested in equity          Kenwood Capital Management LLC,
Advantage Fund                 securities of companies with market capitalization of up to $2     subadviser
                               billion or that fall within the range of the Russell 2000(R)
                               Index at the time of investment.

------------------------------------------------------------------------------------------------------------------------------------


16 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

THE GUARANTEE PERIOD ACCOUNTS (GPAS)

The GPAs may not be available in some states.

You may allocate purchase payments to one or more of the GPAs with Guarantee Periods ranging from two to ten years. The minimum required investment in each GPA is $1,000. These accounts are not available in all states and are not offered after annuity payouts begin. Some states also restrict the amount you can allocate to these accounts.

Each GPA pays an interest rate that is declared when you make an allocation to that account. That interest rate is then fixed for the Guarantee Period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on contract value currently in a GPA.


The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion ("Future Rates"). We will determine these Future Rates based on various factors including, but not limited to, the interest rate environment, returns we earn on investments in the nonunitized separate account we have established for the GPAs, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition and RiverSource Life's revenues and other expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE WHAT FUTURE RATES WILL BE.


You may transfer or withdraw contract value out of the GPAs within 30 days before the end of the Guarantee Period without receiving a MVA (see "Market Value Adjustment (MVA)" below.) During this 30 day window, you may choose to start a new Guarantee Period of the same length, transfer the contract value to another GPA, transfer the contract value to any of the subaccounts, or withdraw the contract value from the contract (subject to applicable withdrawal provisions). If we do not receive any instructions at the end of your Guarantee Period our current practice is to automatically transfer the contract value into the one-year fixed account.

We hold amounts you allocate to the GPAs in a "nonunitized" separate account we have established under the Indiana Insurance Code. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company.

We intend to construct and manage the investment portfolio relating to the separate account using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable Guarantee Periods. These instruments include, but are not necessarily limited to, the following:

o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch (formerly Duff & Phelp's) -- or are rated in the two highest grades by the National Association of Insurance Commissioners;

o Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and

o Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 17

MARKET VALUE ADJUSTMENT (MVA)

We guarantee the contract value allocated to your GPA, including the interest credited, if you do not make any transfers or withdrawals from that GPA prior to 30 days before the end of the Guarantee Period. However, we will apply an MVA if a transfer or withdrawal occurs prior to this time, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. The MVA also affects amounts withdrawn from a GPA prior to 30 days before the end of the Guarantee Period that are used to purchase payouts under an annuity payout plan. We will refer to all of these transactions as "early withdrawals" in the discussion below.

When you request an early withdrawal, we adjust the early withdrawal amount by an MVA formula. The early withdrawal amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the withdrawal, the time remaining in your Guarantee Period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. This is summarized in the following table:

                      IF YOUR GPA RATE IS:              THE MVA IS:
             Less than the new GPA rate + 0.10%           Negative
             Equal to the new GPA rate + 0.10%            Zero
             Greater than the new GPA rate + 0.10%        Positive

GENERAL EXAMPLES

Assume:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.

EXAMPLE 1: Remember that your GPA is earning 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. We add 0.10% to the 3.5% rate to get 3.6%. Your GPA's 3.0% rate is less than the 3.6% rate and, as reflected in the table above, the MVA will be negative.

EXAMPLE 2: Remember again that your GPA is earning 3.0%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. We add 0.10% to the 2.5% rate to get 2.6%. In this example, since your GPA's 3.0% rate is greater than the 2.6% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.

SAMPLE MVA CALCULATIONS

The precise MVA formula we apply is as follows:

  EARLY WITHDRAWAL AMOUNT X [(   1 + i    ) (TO THE POWER OF n/12) - 1] = MVA
                              ------------
                              1 + j + .001

  Where i = rate earned in the GPA from which amounts are being transferred or withdrawn.

        j = current rate for a new Guaranteed Period equal to the remaining term in the current Guarantee Period.

        n = number of months remaining in the current Guarantee Period
            (rounded up).

EXAMPLES

Using assumptions similar to those we used in the examples above:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a $1,000 withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

EXAMPLE 1: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. Using the formula above, we determine the MVA as follows:

  $1,000 X [(     1.030     ) (TO THE POWER OF 84/12) - 1] = -$39.84
             ---------------
             1 + .035 + .001

In this example, the MVA is a negative $39.84.


18 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

EXAMPLE 2: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. Using the formula above, we determine the MVA as follows:

  $1,000 X [(     1.030     ) (TO THE POWER OF 84/12) - 1] = $27.61
             ---------------
             1 + .025 + .001

In this example, the MVA is a positive $27.61.

Please note that when you allocate your purchase payment to the ten-year GPA and your purchase payment is in its fourth year from receipt at the beginning of the Guarantee Period, your withdrawal charge percentage is 6%. (See "Charges -- Withdrawal Charge.") We do not apply MVAs to the amounts we deduct for withdrawal charges, so we would deduct the withdrawal charge from your early withdrawal after we applied the MVA. Also note that when you request an early withdrawal, we withdraw an amount from your GPA that will give you the net amount you requested after we apply the MVA and any applicable withdrawal charge, unless you request otherwise.

The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for Guarantee Period durations equaling the remaining Guarantee Period of the GPA to which the formula is being applied.

We will not apply MVAs to amounts withdrawn for annual contract charges, to amounts we pay as death claims or to automatic transfers from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.

THE ONE-YEAR FIXED ACCOUNT


You may allocate purchase payments or transfer accumulated value to the one-year fixed account. Some states may restrict the amount you can allocate to this account. We back the principal and interest guarantees relating to the one-year fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the one-year fixed account increases as we credit interest to the account. Purchase payments and transfers to the one-year fixed account become part of our general account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. The interest rate we apply to each purchase payment and transfer to the one-year fixed account is guaranteed for one year. Thereafter we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses.


Interest in the one-year fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the one-year fixed account, however, disclosures regarding the one-year fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

BUYING YOUR CONTRACT

New contracts are not currently being offered.

As the owner, you have all rights and may receive all benefits under the contract. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or be the annuitant if you are 90 or younger. (The age limit may be younger for qualified annuities in some states.)

When you applied, you selected (if available in your state):

o the one-year fixed account, GPAs and/or subaccounts in which you wanted to invest(1);

o     how you wanted to make purchase payments;

o the date you wanted to start receiving annuity payouts (the retirement date);

o     a death benefit option(2);

o     the optional Benefit Protector(SM) Death Benefit Rider(3);

o     the optional Benefit Protector(SM) Plus Death Benefit Rider(3); and

o     a beneficiary.

(1) Some states restrict the amount you can allocate to the GPAs and the one-year fixed account. GPAs may not be available in some states.

(2) The MAV death benefit is available if you and the annuitant are 78 or younger at contract issue. If either you or the annuitant are 79 or older at contract issue the ROP death benefit will apply.

(3) Available if you and the annuitant are 75 or younger at contract issue. Riders may not be available in all states.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 19

The contract provides for allocation of purchase payments to the subaccounts to the GPAs and/or to the one-year fixed account in even 1% increments subject to the $1,000 minimum required investment for the GPAs.

We apply your purchase payments to the GPAs, one-year fixed account and subaccounts you select. If we receive your purchase payment at our administrative office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our administrative office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make monthly payments to your contract under a Systematic Investment Plan (SIP). To begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date. In Massachusetts, you may make additional purchase payments for ten years only.

THE RETIREMENT DATE

Annuity payouts are to begin on the retirement date. Your selected date can align with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, the retirement date must be:

o     no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 85th birthday (or the tenth contract anniversary, if later).

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, to comply with IRS regulations, the retirement date generally must be:

o for IRAs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distributions in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the tenth contract anniversary, if later, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date while the contract is in force and before annuity payouts begin. If there is no named beneficiary, then the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract.

MINIMUM ADDITIONAL PURCHASE PAYMENTS:
   $50 for SIPs.
   $100 for all other payment plans.

MAXIMUM TOTAL PURCHASE PAYMENTS*:
   $1,000,000 for issue ages up to 85.
   $100,000 for issue ages 86 to 90.


* These limits apply in total to all RiverSource Life annuities you own. We reserve the right to waive or increase maximum limits. For qualified annuities the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.



20 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary or, if earlier, when the contract is fully withdrawn. Some states also limit any contract charge allocated to the one-year fixed account. We prorate this charge among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct this charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees and they total either 1.00% or 1.10% of their average daily net assets on an annual basis depending on the death benefit option that applies to your contract. If you select the ROP death benefit, the mortality and expense risk fee is 1.00%. If you select the MAV death benefit, the mortality and expense risk fee is 1.10%. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the GPAs or the one-year fixed account.

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge and variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed below, will cover sales and distribution expenses.

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR) FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.25% of your contract value on your contract anniversary. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 21

If the contract is terminated for any reason other than death or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS) FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.40% of your contract value on your contract anniversary. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason other than death or when annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

WITHDRAWAL CHARGE

If you withdraw all or part of your contract value, a withdrawal charge applies if all or part of the withdrawal amount is from any purchase payment we received less than eight years before the date of withdrawal. In addition, amounts withdrawn from a GPA more than 30 days before the end of the applicable Guarantee Period will be subject to a MVA. (See "The Fixed Accounts -- Market Value Adjustment (MVA).")

Each time you make a purchase payment under the contract, a withdrawal charge attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to a schedule shown in the contract. For example, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 8%. The withdrawal charge percentage for that payment during the seventh year after it is made is 2%. At the beginning of the eighth year after that purchase payment is made, and thereafter, there is no withdrawal charge as to that payment.

You may withdraw an amount during any contract year without incurring a withdrawal charge. We call this amount the Total Free Amount ("TFA"). The TFA is the amount of your contract value that you may withdraw without incurring a withdrawal charge. Amounts withdrawn in excess of the Total Free Amount may be subject to a withdrawal charge as described below. The Total Free Amount is defined as the maximum of (a) and (b) where:

      (a)   is 10% of your prior anniversary's contract value; and

      (b)   is current contract earnings.

NOTE: We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, GPA or the one-year fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero. We consider your initial purchase payment to be the prior anniversary's contract value during the first contract year.

For purposes of calculating any withdrawal charge, we treat amounts withdrawn from your contract value in the following order:

1. First, in each contract year, we withdraw amounts totaling up to 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.

NOTE: After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

                  (ACV - XSF)
      PPW = XSF + ----------- X (PPNPW - XSF)
                   (CV - TFA)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine your withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage, and then totaling the withdrawal charges.


22 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

The withdrawal charge percentage depends on the number of years since you made the payments that are withdrawn.

                          YEARS FROM PURCHASE                WITHDRAWAL CHARGE
                            PAYMENT RECEIPT                      PERCENTAGE
                              1                                      8%
                              2                                      8
                              3                                      7
                              4                                      6
                              5                                      5
                              6                                      4
                              7                                      2
                              Thereafter                             0

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.10% if the assumed investment rate is 3.5% and 6.60% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

WITHDRAWAL CHARGE CALCULATION EXAMPLE

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with this history:

o The contract date is July 1, 2003 with a contract year of July 1 through June 30 and with an anniversary date of July 1 each year; and

o     We received these payments:

      -- $10,000 July 1, 2003;

      -- $8,000 Dec. 31, 2008;

      -- $6,000 Feb. 20, 2011; and

o The owner withdraws the contract for its total withdrawal value of $38,101 on Aug. 5, 2013 and had not made any other withdrawals during that contract year; and

o     The prior anniversary July 1, 2013 contract value was $38,488.

WITHDRAWAL CHARGE   EXPLANATION
       $  0         $3,848.80 is 10% of the prior anniversary's contract value withdrawn without withdrawal charge; and
          0         $10,252.20 is contract earnings in excess of the 10% TFA withdrawal amount withdrawn without withdrawal charge; and
          0         $10,000 July 1, 2003 purchase payment was received eight or more years before withdrawal and is withdrawn without withdrawal charge; and
        400         $8,000 Dec. 31, 2008 purchase payment is in its fifth year from receipt, withdrawn with a 5% withdrawal charge; and
        420         $6,000 Feb. 20, 2011 purchase payment is in its third year from receipt, withdrawn with a 7% withdrawal charge.
       ----
       $820


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 23

WAIVER OF WITHDRAWAL CHARGE

We do not assess a withdrawal charge for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of your prior contract anniversary's contract value to the extent they exceed contract earnings;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required minimum distribution amount calculated under your specific contract currently in force;

o     contracts settled using an annuity payout plan;

o     death benefits;

o withdrawals you make under your contract's "Waiver of Withdrawal Charges" provision. To the extent permitted by state law, your contract will include this provision when you and the annuitant are under age 76 at contract issue. We will waive withdrawal charges that we normally assess upon full or partial withdrawal if you provide proof satisfactory to us that, as of the date you request the withdrawal, you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. (See your contract for additional conditions and restrictions on this waiver); and

o to the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a full withdrawal from your contract.

VALUING YOUR INVESTMENT

We value your accounts as follows:

GPAS AND ONE-YEAR FIXED ACCOUNT

We value the amounts you allocated to the GPAs and the one-year fixed account directly in dollars. The value of these accounts equals:

o the sum of your purchase payments and transfer amounts allocated to the one-year fixed account and the GPAs;

o     plus interest credited;

o minus the sum of amounts withdrawn after the MVA (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      -- Benefit Protector(SM) rider

      -- Benefit Protector(SM) Plus rider

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal, transfer amounts out of a subaccount or we assess a contract administrative charge, a withdrawal charge or a fee for any optional riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.


24 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: to calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: the current accumulation unit value for each variable subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge;

o     the fee for any of the following optional benefits you have selected:

      -- Benefit Protector(SM) rider

      -- Benefit Protector(SM) Plus rider

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 25

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account or the two-year GPA (without a MVA) to one or more subaccounts. The three to ten year GPAs are not available for automated transfers. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from either the one-year fixed account or the two-year GPA into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                                NUMBER
By investing an equal number                         AMOUNT    ACCUMULATION   OF UNITS
of dollars each month ...                   MONTH   INVESTED    UNIT VALUE    PURCHASED
                                             Jan      $100         $20           5.00
you automatically buy                        Feb       100          18           5.56
more units when the                          Mar       100          17           5.88
per unit market price is low ...  ------>    Apr       100          15           6.67
                                             May       100          16           6.25
                                             Jun       100          18           5.56
and fewer units                              Jul       100          17           5.88
when the per unit                            Aug       100          19           5.26
market price is high.             ------>    Sept      100          21           4.76
                                             Oct       100          20           5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

TIERED DOLLAR-COST AVERAGING (TIERED DCA) PROGRAM

If your net contract value(1) is at least $10,000, you can choose to participate in the Tiered DCA program. There is no charge for Tiered DCA. Under the Tiered DCA program, you can allocate a new purchase payment to one of two special Tiered DCA accounts. We determine which Tiered DCA account you are eligible for as follows:

                 IF YOUR NET CONTRACT VALUE(1) IS ...   WE ALLOCATE YOUR NEW PURCHASE PAYMENT TO:
                            $10,000-$49,999                       Tier 1 DCA account
                            $50,000 or more                       Tier 2 DCA account(2)

(1) "Net contract value" equals your current contract value plus any new purchase payment. If this is a new contract funded by purchase payments from multiple sources, we determine your net contract value based on the purchase payments, withdrawal requests and exchange requests submitted with your application.

(2) You cannot allocate your new purchase payments to a Tier 1 DCA account if you are eligible to participate in a Tier 2 DCA account.

You may only allocate a new purchase payment of at least $1,000 to the Tiered DCA account for which you are eligible. You cannot transfer existing contract values into the Tiered DCA account. Each Tiered DCA account lasts for either six months or twelve months from the time we receive your first purchase payment. We make monthly transfers of your total Tiered DCA account value into the GPAs, the one-year fixed account and/or subaccount you select over the six-month or twelve-month period. If you elect to transfer into a GPA, you must meet the $1,000 minimum required investment limitation for each transfer.

We reserve the right to credit a lower interest rate to each Tiered DCA account if you select the GPAs or the one-year fixed account as part of your Tiered DCA transfers. We will change the interest rate on each Tiered DCA account from time to time at our discretion. We base these rates on competition and on the interest rate we are crediting to the one-year fixed account at the time of the change. Once we credit interest to a particular purchase payment, that rate does not change even if we change the rate we credit on new purchase payments or if your net contract value changes.


26 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

We credit each Tiered DCA account with the current guaranteed annual rate that is in effect on the date we receive your purchase payment. However, we credit this annual rate over the six-month or twelve-month period on the balance remaining in your Tiered DCA account. Therefore, the net effective interest rate you receive is less than the stated annual rate. We do not credit this interest after we transfer the value out of the Tiered DCA account into the accounts you selected.

Once you establish a Tiered DCA account, you cannot allocate additional purchase payments to it. However, you may establish another Tiered DCA account and allocate new purchase payments to it when we change the interest rates we offer on these accounts. If you are funding a Tiered DCA account from multiple sources, we apply each purchase payment to the account and credit interest on that purchase payment on the date we receive it. This means that all purchase payments may not be in the Tiered DCA account at the beginning of the six-month or twelve-month period. Therefore, you may receive less total interest than you would have if all your purchase payments were in the Tiered DCA account from the beginning. If we receive any of your multiple-source payments after the six-month or twelve-month period ends, you can either allocate those payments to a new Tiered DCA account (if available) or to any other accounts available under your contract.

You cannot participate in the Tiered DCA program if you are making payments under a Systematic Investment Plan. You may simultaneously participate in the Tiered DCA program and the asset-rebalancing program as long as your subaccount allocation is the same under both programs. If you elect to change your subaccount allocation under one program, we automatically will change it under the other program so they match. If you participate in more than one Tiered DCA account, the asset allocation for each account may be different as long as you are not also participating in the asset-rebalancing program.

You may terminate your participation in the Tiered DCA program at any time. If you do, we will not credit the current guaranteed annual interest rate on any remaining Tiered DCA account balance. We will transfer the remaining balance from your Tiered DCA account to the other accounts you selected for your DCA transfers or we will allocate it in any manner you specify. Similarly, if we cannot accept any additional purchase payments into the Tiered DCA program, we will allocate the purchase payments to the other accounts you selected for your DCA transfers or in any other manner you specify.

We can modify the terms or discontinue the Tiered DCA program at any time. Any modifications will not affect any purchase payments that are already in a Tiered DCA account.

The Tiered DCA program does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the GPAs or the one-year fixed account. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. If you are also participating in the Tiered DCA program and you change your subaccount asset allocation for the asset rebalancing program, we will change your subaccount asset allocation under the Tiered DCA program to match. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, GPAs or the one-year fixed account, to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the GPAs and the one-year fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 27

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to an MVA if done more than 30 days before the end of the guarantee period unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.

We may suspend or modify transfer privileges at any time.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT INVEST IN A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower contract values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES.


28 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the GPAs and the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts or the GPAs, you may not make a transfer from any subaccount or GPA back to the one-year fixed account for six months following that transfer.

o It is our general policy to allow you to transfer contract values from the one-year fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to a MVA. Until further notice, however, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction.

o You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the Guarantee Period will receive a MVA*, which may result in a gain or loss of contract value.

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the subaccounts or the GPAs will be effective on the valuation date we receive it.

o Once annuity payouts begin, you may not make transfers to or from the one-year fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.

o     Once annuity payouts begin, you may not make any transfers to the GPAs.

* Unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 29

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT

Transfers or withdrawals:   $500 or entire account balance

MAXIMUM AMOUNT

Transfers or withdrawals:   Contract value or entire account balance

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory tax withholding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers or partial withdrawals among your subaccounts, GPAs or one-year fixed account.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months. Until further notice, however, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals:   $100 monthly
                            $250 quarterly, semiannually or annually

3 BY PHONE

Call between 8 a.m. and 7 p.m. Central time:
(800) 333-3437

MINIMUM AMOUNT

Transfers or withdrawals:   $500 or entire account balance

MAXIMUM AMOUNT

Transfers:                  Contract value or entire account balance
Withdrawals:                $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.


30 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our administrative office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our administrative office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay contract charges or any applicable optional rider charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced (see "Optional Benefits"). In addition, withdrawals you are required to take to satisfy required minimum distributions under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts, GPAs and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount, GPA and the one-year fixed account must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      -- trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      -- you are at least age 59 1/2;

      -- you are disabled as defined in the Code;

      -- you severed employment with the employer who purchased the contract; or

      -- the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 31

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Benefit Protector(SM) Plus Death Benefit rider will terminate upon transfer of ownership. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

BENEFITS IN CASE OF DEATH

There are two death benefit options under this contract: Return of Purchase Payments (ROP) death benefit and Maximum Anniversary Value (MAV) death benefit. If either you or the annuitant are 79 or older at contract issue, ROP death benefit will apply. If both you and the annuitant are 78 or younger at contract issue, you can elect either ROP death benefit or MAV death benefit on your application. Once you elect an option, you cannot change it. We show the option that applies in your contract. The death benefit option that applies determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under either option, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you selected when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

RETURN OF PURCHASE PAYMENTS DEATH BENEFIT

The ROP death benefit is intended to help protect your beneficiaries financially in that they will never receive less than your purchase payments adjusted for withdrawals. If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greater of:

1.    contract value; or

2.    total purchase payments minus adjusted partial withdrawals.

ADJUSTED PARTIAL WITHDRAWALS FOR ROP DEATH BENEFIT OR MAV DEATH BENEFIT
  PW x DB
= -------
    CV

      PW = the partial withdrawal including any applicable withdrawal charge or MVA.

      DB = the death benefit on the date of (but prior to) the partial withdrawal.

      CV = contract value on the date of (but prior to) the partial withdrawal.

EXAMPLE

o     You purchase the contract for $25,000 on Jan. 1, 2003.

o On Jan. 1, 2004 (the first contract anniversary), the contract value grows to $29,000.

o On March 1, 2004, the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

      We calculate the ROP death benefit on March 1, 2004 as follows:

         Contract Value at death:                                               $20,500.00
                                                                                ==========
         Purchase payment minus adjusted partial withdrawals:
            Total purchase payments:                                            $25,000.00
            minus the adjusted partial withdrawal
            calculated as: $1,500 x $25,000
                           ---------------- =                                    -1,704.55
                               $22,000                                          ----------

         for a death benefit of:                                                $23,295.45
                                                                                ==========

         The ROP death benefit, calculated as the greater of these two values:  $23,295.45


32 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

The MAV death benefit is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. The MAV death benefit does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 78 because the benefit values may be limited after age 81. Be sure to discuss with your investment professional whether or not the MAV death benefit is appropriate for your situation. If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of:

1.    contract value; or

2.    total purchase payments minus adjusted partial withdrawals; or

3. the maximum anniversary value immediately preceding the date of death plus any purchase payments made since that anniversary minus adjusted partial withdrawals since that anniversary.

MAXIMUM ANNIVERSARY VALUE (MAV): We calculate the MAV on each contract anniversary through age 80. There is no MAV prior to the first contract anniversary. On the first contract anniversary we set the MAV equal to the highest of: (a) your current contract value, or (b) total purchase payments minus adjusted partial withdrawals. Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV (plus any purchase payments since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV to the higher value. We stop resetting the MAV after you or the annuitant reach 81. However, we continue to add subsequent purchase payments and subtract adjusted partial withdrawals from the MAV.

EXAMPLE

o     You purchase the contract for $25,000 on Jan. 1, 2003.

o On Jan. 1, 2004 (the first contract anniversary), the contract value grows to $29,000.

o On March 1, 2004, the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

      We calculate the MAV death benefit on March 1, 2004 as follows:

         Contract Value at death:                                               $20,500.00
                                                                                ==========
         Purchase payment minus adjusted partial withdrawals:                   $23,295.45
                                                                                ----------
         The MAV immediately preceding the date of death
         plus any payments made since that anniversary
         minus adjusted partial withdrawals:
            MAV on the prior anniversary:                                       $29,000.00
            plus purchase payments made the prior anniversary:                       +0.00
            minus adjusted partial withdrawals taken since that anniversary, calculated as: $1,500 x $29,000
                           ---------------- =                                    -1,977.27
                               $22,000                                          ----------
         for a death benefit of:                                                $27,022.73
                                                                                ==========
      The MAV death benefit, calculated as the greatest of these
      three values:                                                             $27,022.73

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. If requested, we will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Benefit Protector(SM) Plus rider, if selected, will terminate. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 33

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payments begin. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Benefit Protector(SM) Plus rider, if selected, will terminate. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five year payout, or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after your death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.

OPTIONAL BENEFITS

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR)

The Benefit Protector is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector to your contract. You must elect the Benefit Protector at the time you purchase your contract and your rider effective date will be the contract issue date. You may not select this rider if you select the Benefit Protector Plus Rider. We reserve the right to discontinue offering the Benefit Protector for new contracts.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking required minimum distributions (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector is appropriate for your situation.

The Benefit Protector provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o     the applicable death benefit (see "Benefits in Case of Death), plus:

o 40% of your earnings at death if you and the annuitant were under age 70 on the rider effective date, up to a maximum of 100% of purchase payments not previously withdrawn that are one or more years old; or

o 15% of your earnings at death if you or the annuitant were 70 or older on the rider effective date, up to a maximum of 37.5% of purchase payments not previously withdrawn that are one or more years old.

EARNINGS AT DEATH: for purposes of the Benefit Protector and Benefit Protector Plus riders, this is an amount equal to the applicable death benefit minus purchase payments not previously withdrawn. The earnings at death may not be less than zero and may not be more than 250% of the purchase payments not previously withdrawn that are one or more years old.


34 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

TERMINATING THE BENEFIT PROTECTOR

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.

EXAMPLE OF THE BENEFIT PROTECTOR

o You purchase the contract with a payment of $100,000 on Jan. 1, 2003 and you and the annuitant are under age 70. You select MAV death benefit.

o On July 1, 2003 the contract value grows to $105,000. The MAV death benefit on July 1, 2003 equals the contract value. You have not reached the first contract anniversary so the Benefit Protector does not provide any additional benefit at this time.

o On Jan. 1, 2004 the contract value grows to $110,000. The death benefit on Jan. 1, 2004 equals:

      MAV death benefit (contract value):                                       $110,000
      plus the Benefit Protector benefit which equals 40% of earnings at death (MAV death benefit minus payments not
          previously withdrawn): 0.40 x ($110,000 - $100,000) =                   +4,000
                                                                                --------
      Total death benefit of:                                                   $114,000

o On Jan. 1, 2005 the contract value falls to $105,000. The death benefit on Jan. 1, 2005 equals:

      MAV death benefit (MAV):                                                  $110,000
      plus the Benefit Protector benefit (40% of earnings at death):
          0.40 x ($110,000 - $100,000) =                                          +4,000
                                                                                --------
      Total death benefit of:                                                   $114,000

o On Feb. 1, 2005 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 7% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 7% withdrawal charge because your payment is two years old, so we will withdraw $39,500 ($36,735 + $2,765 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $47,235. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2005 equals:

      MAV death benefit (MAV adjusted for partial withdrawals):                 $57,619
      plus the Benefit Protector benefit (40% of earnings at death):
          0.40 x ($57,619 - $55,000) =                                           +1,048
                                                                                -------
      Total death benefit of:                                                   $58,667

o On Jan. 1, 2006 the contract value falls to $40,000. The death benefit on Jan. 1, 2006 equals the death benefit on Feb. 1, 2005. The reduction in contract value has no effect.

o On Jan. 1, 2012 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. The death benefit on Jan. 1, 2012 equals:

      MAV death benefit (contract value):                                       $200,000
      plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
          previously withdrawn that are one or more years old)                   +55,000
                                                                                --------
      Total death benefit of:                                                   $255,000

o On July 1, 2012 you make an additional purchase payment of $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector value. The death benefit on July 1, 2012 equals:

      MAV death benefit (contract value):                                       $250,000
      plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
          previously withdrawn that are one or more years old)                   +55,000
                                                                                --------
      Total death benefit of:                                                   $305,000

o On July 1, 2013 the contract value remains $250,000 and the "new" purchase payment is one year old and the value of the Benefit Protector changes. The death benefit on July 1, 2013 equals:

      MAV death benefit (contract value):                                       $250,000
      plus the Benefit Protector benefit which equals 40% of earnings at death (MAV death benefit minus payments not
          previously withdrawn): 0.40 x ($250,000 - $105,000) =                  +58,000
                                                                                --------
      Total death benefit of:                                                   $308,000


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 35

IF YOUR SPOUSE IS THE SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner. Your spouse and the new annuitant will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract. If your spouse and the new annuitant do not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will set the contract value equal to the death benefit that would otherwise have been paid and we will substitute this new contract value on the date of death for "purchase payments not previously withdrawn" used in calculating earnings at death. Your spouse also has the option of discontinuing the Benefit Protector Death Benefit Rider within 30 days of the date they elect to continue the contract.

NOTE: For special tax considerations associated with the Benefit Protector, see "Taxes."

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS)

The Benefit Protector Plus is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector Plus provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary and it does not provide any benefit beyond what is offered under the Benefit Protector rider during the second rider year. Be sure to discuss with your sales representative whether or not the Benefit Protector Plus is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector Plus to your contract. You must elect the Benefit Protector Plus at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is available only for purchase through a transfer, exchange or rollover from another annuity or life insurance policy. You may not select this rider if you select the Benefit Protector Rider. We reserve the right to discontinue offering the Benefit Protector Plus for new contracts.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking required minimum distributions (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector Plus is appropriate for your situation.

The Benefit Protector Plus provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o     the benefits payable under the Benefit Protector described above, plus:

o a percentage of purchase payments made within 60 days of contract issue not previously withdrawn as follows:

                      PERCENTAGE IF YOU AND THE    PERCENTAGE IF YOU OR THE
                      ANNUITANT ARE UNDER AGE 70   ANNUITANT ARE 70 OR OLDER
CONTRACT YEAR        ON THE RIDER EFFECTIVE DATE  ON THE RIDER EFFECTIVE DATE
One and Two                     0%                            0%
Three and Four                 10%                         3.75%
Five or more                   20%                          7.5%

Another way to describe the benefits payable under the Benefit Protector Plus rider is as follows:

o     the applicable death benefit (see "Benefits in Case of Death") plus:

                                PERCENTAGE IF YOU AND THE                                  PERCENTAGE IF YOU OR THE
                                ANNUITANT ARE UNDER AGE 70                                 ANNUITANT ARE 70 OR OLDER
CONTRACT YEAR                 ON THE RIDER EFFECTIVE DATE, ADD ...                     ON THE RIDER EFFECTIVE DATE, ADD ...
One              Zero                                                            Zero
Two              40% x earnings at death (see above)                             15% x earnings at death
Three and Four   40% x (earnings at death + 25% of initial purchase payment*)    15% x (earnings at death + 25% of initial purchase
                                                                                 payment*)
Five or more     40% x (earnings at death + 50% of initial purchase payment*)    15% x (earnings at death + 50% of initial purchase
                                                                                 payment*)

* Initial purchase payments are payments made within 60 days of contract issue not previously withdrawn.

TERMINATING THE BENEFIT PROTECTOR PLUS

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.


36 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

EXAMPLE OF THE BENEFIT PROTECTOR PLUS

o You purchase the contract with a payment of $100,000 on Jan. 1, 2003 and you and the annuitant are under age 70. You select the MAV death benefit.

o On July 1, 2003 the contract value grows to $105,000. The death benefit on July 1, 2003 equals MAV death benefit, which is the contract value, or $105,000. You have not reached the first contract anniversary so the Benefit Protector Plus does not provide any additional benefit at this time.

o On Jan. 1, 2004 the contract value grows to $110,000. You have not reached the second contract anniversary so the Benefit Protector Plus does not provide any additional benefit beyond what is provided by the Benefit Protector at this time. The death benefit on Jan. 1, 2004 equals:

          MAV death benefit (contract value):                                   $110,000
          plus the Benefit Protector Plus benefit which equals 40%
          of earnings at death (MAV death benefit minus payments
          not previously withdrawn): 0.40 x ($110,000 - $100,000) =               +4,000
                                                                                --------
      Total death benefit of:                                                   $114,000

o On Jan. 1, 2005 the contract value falls to $105,000. The death benefit on Jan. 1, 2005 equals:

          MAV death benefit (MAV):                                              $110,000
          plus the Benefit Protector Plus benefit which equals 40%
          of earnings at death: 0.40 x ($110,000 - $100,000) =                    +4,000
          plus 10% of purchase payments made within 60 days of
          contract issue and not previously withdrawn: 0.10 x $100,000 =         +10,000
                                                                                --------
      Total death benefit of:                                                   $124,000

o On Feb. 1, 2005 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 7% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 7% withdrawal charge because your payment is two years old, so we will withdraw $39,500 ($36,735 + $2,765 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $47,235. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2005 equals:

          MAV death benefit (MAV adjusted for partial withdrawals):             $57,619
          plus the Benefit Protector Plus benefit which equals 40% of
          earnings at death: 0.40 x ($57,619 - $55,000) =                        +1,048
          plus 10% of purchase payments made within 60 days of
          contract issue and not previously withdrawn: 0.10 x $55,000 =          +5,500
                                                                                -------
      Total death benefit of:                                                   $64,167

o On Jan. 1, 2006 the contract value falls $40,000. The death benefit on Jan. 1, 2006 equals the death benefit paid on Feb. 1, 2005. The reduction in contract value has no effect.

o On Jan. 1, 2012 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. Because we are beyond the fourth contract anniversary the Benefit Protector Plus also reaches its maximum of 20%. The death benefit on Jan. 1, 2012 equals:

          MAV death benefit (contract value):                                   $200,000
          plus the Benefit Protector Plus benefit which equals 40%
          of earnings at death, up to a maximum of 100% of
          purchase payments not previously withdrawn that are
          one or more years old                                                  +55,000
          plus 20% of purchase payments made within 60 days of
          contract issue and not previously withdrawn: 0.20 x $55,000 =          +11,000
                                                                                --------
       Total death benefit of:                                                  $266,000


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 37

o On July 1, 2012 you make an additional purchase payment of $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector Plus value. The death benefit on July 1, 2012 equals:

      MAV death benefit (contract value):                                       $250,000
          plus the Benefit Protector Plus benefit which equals
          40% of earnings at death, up to a maximum of 100%
          of purchase payments not previously withdrawn that
          are one or more years old                                              +55,000
          plus 20% of purchase payments made within 60 days of
          contract issue and not previously withdrawn: 0.20 x $55,000 =          +11,000
                                                                                --------
      Total death benefit of:                                                   $316,000

o On July 1, 2013 the contract value remains $250,000 and the "new" purchase payment is one year old. The value of the Benefit Protector Plus remains constant. The death benefit on July 1, 2013 equals:

          MAV death benefit (contract value):                                   $250,000
          plus the Benefit Protector Plus benefit which equals 40% of earnings at death (MAV death benefit minus payments
          not previously withdrawn): 0.40 x ($250,000 - $105,000) =              +58,000
          plus 20% of purchase payments made within 60 days of
          contract issue and not previously withdrawn: 0.20 x $55,000 =          +11,000
                                                                                --------
      Total death benefit of:                                                   $319,000

IF YOUR SPOUSE IS SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. We will then terminate the Benefit Protector Plus and substitute the applicable death benefit (see "Benefits in Case of Death").

NOTE: for special tax considerations associated with the Benefit Protector Plus, see "Taxes."

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below except under annuity payout plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs are not available during this payout period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. Fixed payouts remain the same from month to month.

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed interest rate results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.


38 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us.

o PLAN A: LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B: LIFE ANNUITY WITH FIVE, TEN OR 15 YEARS CERTAIN: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C: LIFE ANNUITY -- INSTALLMENT REFUND: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o PLAN D: JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o PLAN E: PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 5.10% and 6.60% depending on the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 39

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the GPAs, the one-year fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, your withdrawal will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds the investment in the contract. If you withdraw all of your nonqualified annuity before annuity payouts begin, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds the investment in the contract. You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payout. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payout is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver the payout outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or, in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.


40 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty. You may not collaterally assign or pledge your qualified contracts.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan's SPD, your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age
70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien. State withholding also may be imposed on taxable distributions.

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 41

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     Because of your death,

o     Because you become disabled (as defined in the Code);

o If the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o If the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only); or

o     To pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments from the qualified annuity. If you make non-deductible contributions to a traditional IRA, the portion of any distribution from the contract that represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

SPECIAL CONSIDERATIONS IF YOU SELECT ANY OPTIONAL RIDERS OR THE MAV DEATH
BENEFIT: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report any benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.


42 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource(SM) Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.


ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors) serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

RiverSource Distributors distributes the contracts through unaffiliated broker-dealers ("selling firms") and their investment professionals. The selling firms have entered into distribution agreements with us and RiverSource Distributors for the offer and sale of the contracts.

Under the selling agreements, RiverSource Distributors pays commissions to the selling firms or their affiliated insurance agencies. Some selling firms may elect to receive a lower commission when a purchase payment is made along with a quarterly payment based on contract value for so long as the contract remains in effect. Selling firms may be required to return compensation under certain circumstances. Commissions paid to selling firms as a percentage of purchase payments will not be more than 9.00% of the purchase payments we receive on the contracts. These commissions do not change depending on which subaccounts you choose to allocate your purchase payments.

From time to time and in accordance with applicable laws and regulations we will pay or permit other promotional incentives in cash or credit or other compensation.

A portion of the payments made to the selling firm may be passed on to their investment professionals in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your investment professional for further information about what your investment professional and the selling firm for which he or she works may receive in connection with your purchase of a contract.

We intend to recoup a portion of the commissions and other distribution expenses we pay through certain fees and charges described in this prospectus (see "Expense Summary") including, for example, the mortality and expense risk charges and withdrawal charges. We or an affiliate may also receive all or part of the 12b-1 fees (see "Expense Summary - Annual Operating Expenses of the Funds") that certain funds charge to help us pay commissions and other costs of distributing the policies.



RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 43

ISSUER

Effective Dec. 31, 2006, American Enterprise Life Insurance Company (American Enterprise Life), a stock life insurance company organized in 1981 under the laws of the state of Indiana, was merged into IDS Life Insurance Company (IDS
Life), a stock life insurance company organized in 1957 under the laws of the state of Minnesota. Upon the merger, IDS Life, the surviving company, assumed legal ownership of all of the assets of American Enterprise Life, including the variable account, and became directly liable for American Enterprise Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life was renamed RiverSource Life.

RiverSource Life issues the contracts. We are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.

ADDITIONAL INFORMATION


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K for the year ended Dec. 31, 2005 and the Quarterly Reports in Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and Sept. 30, 2006 that we previously filed with the SEC under the Securities Exchange Act of 1934 (1934 Act) and the Report of Unscheduled Material Events or Corporate Event on Form 8-K that we filed with the SEC on March 22, 2006 under the 1934 Act are incorporated by reference into this prospectus. To access these documents, see "SEC Filings" under "Investors Relations" on our website at www.ameriprise.com.

RiverSource Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.


AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street,
N. E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


44 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

APPENDIX: CONDENSED FINANCIAL INFORMATION

(Unaudited)

The following tables give per-unit information about the financial history of each subaccount. The date in which operations commenced in each price level is noted in parentheses.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                          2005    2004    2003    2002    2001    2000    1999
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (11/11/1999)
Accumulation unit value at beginning of period                             $ 0.85  $ 0.81  $ 0.63  $ 0.84  $ 1.11  $ 1.26  $ 1.00
Accumulation unit value at end of period                                   $ 0.92  $ 0.85  $ 0.81  $ 0.63  $ 0.84  $ 1.11  $ 1.26
Number of accumulation units outstanding at end of period (000 omitted)       129     140     150     131      78      29      --
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (11/11/1999)
Accumulation unit value at beginning of period                             $ 0.72  $ 0.69  $ 0.56  $ 0.81  $ 0.94  $ 1.11  $ 1.00
Accumulation unit value at end of period                                   $ 0.75  $ 0.72  $ 0.69  $ 0.56  $ 0.81  $ 0.94  $ 1.11
Number of accumulation units outstanding at end of period (000 omitted)       372     408     405     422     274      --      --

*     AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
---------------------------------------------------------------------------------------------------------------------------------
COLUMBIA ASSET ALLOCATION FUND, VARIABLE SERIES, CLASS A (4/7/2003)
(PREVIOUSLY LIBERTY ASSET ALLOCATION FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                             $ 1.31  $ 1.20  $ 1.00      --      --      --      --
Accumulation unit value at end of period                                   $ 1.38  $ 1.31  $ 1.20      --      --      --      --
Number of accumulation units outstanding at end of period (000 omitted)       135     142     222      --      --      --      --
---------------------------------------------------------------------------------------------------------------------------------
COLUMBIA FEDERAL SECURITIES FUND, VARIABLE SERIES, CLASS A (4/7/2003)
(PREVIOUSLY LIBERTY FEDERAL SECURITIES FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                             $ 1.04  $ 1.01  $ 1.00      --      --      --      --
Accumulation unit value at end of period                                   $ 1.06  $ 1.04  $ 1.01      --      --      --      --
Number of accumulation units outstanding at end of period (000 omitted)       293     303     359      --      --      --      --
---------------------------------------------------------------------------------------------------------------------------------
COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS A* (10/23/2000)
Accumulation unit value at beginning of period                             $ 1.28  $ 1.21  $ 1.08  $ 1.07  $ 1.02  $ 1.00      --
Accumulation unit value at end of period                                   $ 1.29  $ 1.28  $ 1.21  $ 1.08  $ 1.07  $ 1.02      --
Number of accumulation units outstanding at end of period (000 omitted)        84      91      98     112      72      --      --

*     Columbia High Yield Fund, Variable Series, Class A merged into Nations High Yield Bond Portfolio on April 28, 2006. On
      May 1, 2006, Nations High Yield Bond Portfolio changed its name to Columbia High Yield Fund, Variable Series, Class A.
---------------------------------------------------------------------------------------------------------------------------------
COLUMBIA LARGE CAP GROWTH FUND, VARIABLE SERIES, CLASS A (2/25/2005)
Accumulation unit value at beginning of period                             $ 1.00      --      --      --      --      --      --
Accumulation unit value at end of period                                   $ 1.04      --      --      --      --      --      --
Number of accumulation units outstanding at end of period (000 omitted)       692      --      --      --      --      --      --
---------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL COMPANY GROWTH FUND, VARIABLE SERIES, CLASS A (4/14/2003)
(PREVIOUSLY LIBERTY SMALL COMPANY GROWTH FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                             $ 1.65  $ 1.50  $ 1.00      --      --      --      --
Accumulation unit value at end of period                                   $ 1.68  $ 1.65  $ 1.50      --      --      --      --
Number of accumulation units outstanding at end of period (000 omitted)        42      50      49      --      --      --      --
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.02  $ 0.98  $ 0.84  $ 0.93  $ 0.96  $ 1.02  $ 1.00
Accumulation unit value at end of period                                   $ 1.07  $ 1.02  $ 0.98  $ 0.84  $ 0.93  $ 0.96  $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)        50      55      65      68      59      --      --
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (11/11/1999)
Accumulation unit value at beginning of period                             $ 0.93  $ 0.89  $ 0.72  $ 0.88  $ 0.98  $ 1.03  $ 1.00
Accumulation unit value at end of period                                   $ 0.98  $ 0.93  $ 0.89  $ 0.72  $ 0.88  $ 0.98  $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)       198     181     157     145      90       3      --
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (11/11/1999)
Accumulation unit value at beginning of period                             $ 2.35  $ 1.90  $ 1.39  $ 1.56  $ 1.63  $ 1.24  $ 1.00
Accumulation unit value at end of period                                   $ 2.74  $ 2.35  $ 1.90  $ 1.39  $ 1.56  $ 1.63  $ 1.24
Number of accumulation units outstanding at end of period (000 omitted)       226     250     268     298     202      11      --
---------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.07  $ 0.97  $ 0.71  $ 1.01  $ 1.21  $ 1.43  $ 1.00
Accumulation unit value at end of period                                   $ 1.11  $ 1.07  $ 0.97  $ 0.71  $ 1.01  $ 1.21  $ 1.43
Number of accumulation units outstanding at end of period (000 omitted)       465     481     495     546     261      21      --
---------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 45

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                          2005    2004    2003    2002    2001    2000    1999
---------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.47  $ 1.32  $ 1.07  $ 1.22  $ 1.16  $ 1.03  $ 1.00
Accumulation unit value at end of period                                   $ 1.61  $ 1.47  $ 1.32  $ 1.07  $ 1.22  $ 1.16  $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)       655     587     281     285      63       5      --
---------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.11  $ 0.95  $ 0.73  $ 0.90  $ 1.09  $ 1.13  $ 1.00
Accumulation unit value at end of period                                   $ 1.21  $ 1.11  $ 0.95  $ 0.73  $ 0.90  $ 1.09  $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)       122      97     102      89      29      12      --
---------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                             $ 0.38  $ 0.38  $ 0.26  $ 0.45  $ 0.72  $ 1.00      --
Accumulation unit value at end of period                                   $ 0.42  $ 0.38  $ 0.38  $ 0.26  $ 0.45  $ 0.72      --
Number of accumulation units outstanding at end of period (000 omitted)        82      84      88      89      27      --      --
---------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                             $ 0.62  $ 0.61  $ 0.47  $ 0.64  $ 0.87  $ 1.00      --
Accumulation unit value at end of period                                   $ 0.64  $ 0.62  $ 0.61  $ 0.47  $ 0.64  $ 0.87      --
Number of accumulation units outstanding at end of period (000 omitted)       148     194     221     283     239      --      --
---------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES MID CAP GROWTH PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                             $ 0.51  $ 0.43  $ 0.32  $ 0.46  $ 0.76  $ 1.00      --
Accumulation unit value at end of period                                   $ 0.57  $ 0.51  $ 0.43  $ 0.32  $ 0.46  $ 0.76      --
Number of accumulation units outstanding at end of period (000 omitted)       327     331     345     312     188      --      --
---------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                             $ 0.85  $ 0.77  $ 0.64  $ 0.82  $ 0.99  $ 1.00      --
Accumulation unit value at end of period                                   $ 0.89  $ 0.85  $ 0.77  $ 0.64  $ 0.82  $ 0.99      --
Number of accumulation units outstanding at end of period (000 omitted)       164     153     193     194     110      --      --
---------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                             $ 0.81  $ 0.77  $ 0.59  $ 0.87  $ 0.93  $ 1.00      --
Accumulation unit value at end of period                                   $ 0.84  $ 0.81  $ 0.77  $ 0.59  $ 0.87  $ 0.93      --
Number of accumulation units outstanding at end of period (000 omitted)        40      45      43      42      11      --      --
---------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                             $ 1.24  $ 1.13  $ 0.98  $ 1.05  $ 1.06  $ 1.00      --
Accumulation unit value at end of period                                   $ 1.25  $ 1.24  $ 1.13  $ 0.98  $ 1.05  $ 1.06      --
Number of accumulation units outstanding at end of period (000 omitted)       651     617     696     688     248       2      --
---------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                             $ 0.99  $ 0.77  $ 0.57  $ 0.75  $ 1.01  $ 1.00      --
Accumulation unit value at end of period                                   $ 1.14  $ 0.99  $ 0.77  $ 0.57  $ 0.75  $ 1.01      --
Number of accumulation units outstanding at end of period (000 omitted)       168     150     143     140      61      --      --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.06  $ 0.96  $ 0.77  $ 0.96  $ 1.03  $ 0.97  $ 1.00
Accumulation unit value at end of period                                   $ 1.10  $ 1.06  $ 0.96  $ 0.77  $ 0.96  $ 1.03  $ 0.97
Number of accumulation units outstanding at end of period (000 omitted)       304     323     363     405     320      59      --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.07  $ 0.93  $ 0.73  $ 0.90  $ 1.15  $ 1.29  $ 1.00
Accumulation unit value at end of period                                   $ 1.19  $ 1.07  $ 0.93  $ 0.73  $ 0.90  $ 1.15  $ 1.29
Number of accumulation units outstanding at end of period (000 omitted)       122     127     179     219     173      30      --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (11/11/1999)
Accumulation unit value at beginning of period                             $ 0.86  $ 0.73  $ 0.56  $ 0.81  $ 1.23  $ 1.30  $ 1.00
Accumulation unit value at end of period                                   $ 0.95  $ 0.86  $ 0.73  $ 0.56  $ 0.81  $ 1.23  $ 1.30
Number of accumulation units outstanding at end of period (000 omitted)       222     220     215     187     104      19      --
---------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                             $ 1.02  $ 0.94  $ 0.79  $ 0.92  $ 1.04  $ 1.08  $ 1.00
Accumulation unit value at end of period                                   $ 1.05  $ 1.02  $ 0.94  $ 0.79  $ 0.92  $ 1.04  $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)       121     122     122     135     173       1      --
---------------------------------------------------------------------------------------------------------------------------------


46 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                           2005    2004    2003    2002    2001    2000    1999
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                             $  1.07  $ 1.07  $ 1.08  $ 1.08  $ 1.05  $ 1.01  $ 1.00
Accumulation unit value at end of period                                   $  1.08  $ 1.07  $ 1.07  $ 1.08  $ 1.08  $ 1.05  $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)        205      64      72     161     284      --      --

*     The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec. 31, 2005 were
      2.45% and 2.48%, respectively.
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                             $  1.32  $ 1.13  $ 0.81  $ 1.01  $ 1.00  $ 1.02  $ 1.00
Accumulation unit value at end of period                                   $  1.48  $ 1.32  $ 1.13  $ 0.81  $ 1.01  $ 1.00  $ 1.02
Number of accumulation units outstanding at end of period (000 omitted)      2,962      25      25      25      26      --      --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (10/23/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                             $  1.43  $ 1.17  $ 0.84  $ 0.90  $ 0.92  $ 1.00      --
Accumulation unit value at end of period                                   $  1.90  $ 1.43  $ 1.17  $ 0.84  $ 0.90  $ 0.92      --
Number of accumulation units outstanding at end of period (000 omitted)      1,275     363      18      27      11      --      --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                             $  1.21  $ 1.10  $ 0.89  $ 0.96  $ 0.92  $ 1.03  $ 1.00
Accumulation unit value at end of period                                   $  1.24  $ 1.21  $ 1.10  $ 0.89  $ 0.96  $ 0.92  $ 1.03
Number of accumulation units outstanding at end of period (000 omitted)        672     157      81      96      40      --      --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                             $  0.83  $ 0.81  $ 0.66  $ 0.85  $ 1.04  $ 1.15  $ 1.00
Accumulation unit value at end of period                                   $  0.83  $ 0.83  $ 0.81  $ 0.66  $ 0.85  $ 1.04  $ 1.15
Number of accumulation units outstanding at end of period (000 omitted)        261     268     294     339      58       9      --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap
      Equity Fund on March 17, 2006.
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (10/23/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                             $  0.86  $ 0.79  $ 0.63  $ 0.82  $ 0.94  $ 1.00      --
Accumulation unit value at end of period                                   $  0.89  $ 0.86  $ 0.79  $ 0.63  $ 0.82  $ 0.94      --
Number of accumulation units outstanding at end of period (000 omitted)        380     355     418     377     162      --      --
----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                             $  1.49  $ 1.27  $ 0.87  $ 1.06  $ 1.15  $ 1.11  $ 1.00
Accumulation unit value at end of period                                   $  1.54  $ 1.49  $ 1.27  $ 0.87  $ 1.06  $ 1.15  $ 1.11
Number of accumulation units outstanding at end of period (000 omitted)         19      20      27      32      11      --      --
----------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 47

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                           2005    2004    2003    2002     2001    2000   1999
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (11/9/1999)
Accumulation unit value at beginning of period                              $ 0.85  $ 0.80  $ 0.63  $ 0.84  $  1.11  $ 1.26  $1.00
Accumulation unit value at end of period                                    $ 0.91  $ 0.85  $ 0.80  $ 0.63  $  0.84  $ 1.11  $1.26
Number of accumulation units outstanding at end of period (000 omitted)      3,090   3,428   3,393   3,148    3,345   1,103     --
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (11/9/1999)
Accumulation unit value at beginning of period                              $ 0.72  $ 0.69  $ 0.56  $ 0.81  $  0.94  $ 1.11  $1.00
Accumulation unit value at end of period                                    $ 0.75  $ 0.72  $ 0.69  $ 0.56  $  0.81  $ 0.94  $1.11
Number of accumulation units outstanding at end of period (000 omitted)      7,640   8,269   9,036   9,970   10,352   4,769     --

*     AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA ASSET ALLOCATION FUND, VARIABLE SERIES, CLASS A (4/7/2003)
(PREVIOUSLY LIBERTY ASSET ALLOCATION FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                              $ 1.30  $ 1.20  $ 1.00      --       --      --     --
Accumulation unit value at end of period                                    $ 1.37  $ 1.30  $ 1.20      --       --      --     --
Number of accumulation units outstanding at end of period (000 omitted)        476     498     507      --       --      --     --
----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA FEDERAL SECURITIES FUND, VARIABLE SERIES, CLASS A (4/7/2003)
(PREVIOUSLY LIBERTY FEDERAL SECURITIES FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                              $ 1.04  $ 1.01  $ 1.00      --       --      --     --
Accumulation unit value at end of period                                    $ 1.05  $ 1.04  $ 1.01      --       --      --     --
Number of accumulation units outstanding at end of period (000 omitted)      1,433   1,520   1,658      --       --      --     --
----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA HIGH YIELD FUND, VARIABLE SERIES, CLASS A* (10/23/2000)
Accumulation unit value at beginning of period                              $ 1.27  $ 1.20  $ 1.08  $ 1.07  $  1.02  $ 1.00     --
Accumulation unit value at end of period                                    $ 1.29  $ 1.27  $ 1.20  $ 1.08  $  1.07  $ 1.02     --
Number of accumulation units outstanding at end of period (000 omitted)        420     537     416     394      271      --     --

*     Columbia High Yield Fund, Variable Series, Class A merged into Nations High Yield Bond Portfolio on April 28, 2006. On May
      1, 2006, Nations High Yield Bond Portfolio changed its name to Columbia High Yield Fund, Variable Series, Class A.
----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA LARGE CAP GROWTH FUND, VARIABLE SERIES, CLASS A (2/25/2005)
Accumulation unit value at beginning of period                              $ 1.00      --      --      --       --      --     --
Accumulation unit value at end of period                                    $ 1.04      --      --      --       --      --     --
Number of accumulation units outstanding at end of period (000 omitted)        428      --      --      --       --      --     --
----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL COMPANY GROWTH FUND, VARIABLE SERIES, CLASS A (4/14/2003)
(PREVIOUSLY LIBERTY SMALL COMPANY GROWTH FUND, VARIABLE SERIES, CLASS A)
Accumulation unit value at beginning of period                              $ 1.65  $ 1.50  $ 1.00      --       --      --     --
Accumulation unit value at end of period                                    $ 1.68  $ 1.65  $ 1.50      --       --      --     --
Number of accumulation units outstanding at end of period (000 omitted)        108     108     107      --       --      --     --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS (11/9/1999)
Accumulation unit value at beginning of period                              $ 1.01  $ 0.97  $ 0.84  $ 0.93  $  0.96  $ 1.02  $1.00
Accumulation unit value at end of period                                    $ 1.06  $ 1.01  $ 0.97  $ 0.84  $  0.93  $ 0.96  $1.02
Number of accumulation units outstanding at end of period (000 omitted)        468     481     526     511      350      66     --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (11/9/1999)
Accumulation unit value at beginning of period                              $ 0.92  $ 0.88  $ 0.72  $ 0.88  $  0.98  $ 1.03  $1.00
Accumulation unit value at end of period                                    $ 0.98  $ 0.92  $ 0.88  $ 0.72  $  0.88  $ 0.98  $1.03
Number of accumulation units outstanding at end of period (000 omitted)        386     441     436     435      425      85     --
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (11/9/1999)
Accumulation unit value at beginning of period                              $ 2.34  $ 1.90  $ 1.39  $ 1.56  $  1.63  $ 1.24  $1.00
Accumulation unit value at end of period                                    $ 2.73  $ 2.34  $ 1.90  $ 1.39  $  1.56  $ 1.63  $1.24
Number of accumulation units outstanding at end of period (000 omitted)      1,723   1,897   1,802   1,810    1,254     206     --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                              $ 1.06  $ 0.96  $ 0.71  $ 1.01  $  1.21  $ 1.43  $1.00
Accumulation unit value at end of period                                    $ 1.10  $ 1.06  $ 0.96  $ 0.71  $  1.01  $ 1.21  $1.43
Number of accumulation units outstanding at end of period (000 omitted)      4,737   5,177   4,918   4,574    2,844     855     --
----------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                              $ 1.46  $ 1.32  $ 1.06  $ 1.22  $  1.16  $ 1.03  $1.00
Accumulation unit value at end of period                                    $ 1.60  $ 1.46  $ 1.32  $ 1.06  $  1.22  $ 1.16  $1.03
Number of accumulation units outstanding at end of period (000 omitted)      5,328   5,621   4,198   2,393      252      --     --
----------------------------------------------------------------------------------------------------------------------------------


48 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                            2005    2004    2003    2002    2001    2000    1999
-----------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                               $ 1.11  $ 0.95  $ 0.73  $ 0.90  $ 1.09  $ 1.13  $ 1.00
Accumulation unit value at end of period                                     $ 1.21  $ 1.11  $ 0.95  $ 0.73  $ 0.90  $ 1.09  $ 1.13
Number of accumulation units outstanding at end of period (000 omitted)         420     400     371     296     145      16      --
-----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                               $ 0.38  $ 0.38  $ 0.26  $ 0.45  $ 0.72  $ 1.00      --
Accumulation unit value at end of period                                     $ 0.41  $ 0.38  $ 0.38  $ 0.26  $ 0.45  $ 0.72      --
Number of accumulation units outstanding at end of period (000 omitted)         108     126     125     131     129      --      --
-----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                               $ 0.62  $ 0.60  $ 0.46  $ 0.64  $ 0.87  $ 1.00      --
Accumulation unit value at end of period                                     $ 0.64  $ 0.62  $ 0.60  $ 0.46  $ 0.64  $ 0.87      --
Number of accumulation units outstanding at end of period (000 omitted)         514     632     722     759     601      --      --
-----------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES MID CAP GROWTH PORTFOLIO: SERVICE SHARES (10/23/2000)
Accumulation unit value at beginning of period                               $ 0.51  $ 0.43  $ 0.32  $ 0.45  $ 0.76  $ 1.00      --
Accumulation unit value at end of period                                     $ 0.57  $ 0.51  $ 0.43  $ 0.32  $ 0.45  $ 0.76      --
Number of accumulation units outstanding at end of period (000 omitted)         254     313     293     270     291      --      --
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                               $ 0.84  $ 0.77  $ 0.64  $ 0.82  $ 0.99  $ 1.00      --
Accumulation unit value at end of period                                     $ 0.89  $ 0.84  $ 0.77  $ 0.64  $ 0.82  $ 0.99      --
Number of accumulation units outstanding at end of period (000 omitted)         505     526     535     530     324      16      --
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                               $ 0.81  $ 0.77  $ 0.58  $ 0.87  $ 0.93  $ 1.00      --
Accumulation unit value at end of period                                     $ 0.84  $ 0.81  $ 0.77  $ 0.58  $ 0.87  $ 0.93      --
Number of accumulation units outstanding at end of period (000 omitted)         783     901     707     441     293      35      --
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - SERVICE CLASS (5/30/2000)
Accumulation unit value at beginning of period                               $ 1.23  $ 1.12  $ 0.98  $ 1.05  $ 1.06  $ 1.00      --
Accumulation unit value at end of period                                     $ 1.25  $ 1.23  $ 1.12  $ 0.98  $ 1.05  $ 1.06      --
Number of accumulation units outstanding at end of period (000 omitted)       5,779   6,230   5,443   3,949   1,861      23      --
-----------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - SERVICE CLASS (10/23/2000)
Accumulation unit value at beginning of period                               $ 0.98  $ 0.76  $ 0.57  $ 0.75  $ 1.01  $ 1.00      --
Accumulation unit value at end of period                                     $ 1.13  $ 0.98  $ 0.76  $ 0.57  $ 0.75  $ 1.01      --
Number of accumulation units outstanding at end of period (000 omitted)         241     287     264     209     126       7      --
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                               $ 1.05  $ 0.96  $ 0.76  $ 0.95  $ 1.03  $ 0.97  $ 1.00
Accumulation unit value at end of period                                     $ 1.09  $ 1.05  $ 0.96  $ 0.76  $ 0.95  $ 1.03  $ 0.97
Number of accumulation units outstanding at end of period (000 omitted)       1,621   1,596   1,635   1,583     963     146      --
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                               $ 1.07  $ 0.93  $ 0.73  $ 0.90  $ 1.15  $ 1.29  $ 1.00
Accumulation unit value at end of period                                     $ 1.18  $ 1.07  $ 0.93  $ 0.73  $ 0.90  $ 1.15  $ 1.29
Number of accumulation units outstanding at end of period (000 omitted)       4,450   4,648   4,797   4,994   4,731   2,474      --
-----------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                               $ 0.85  $ 0.73  $ 0.55  $ 0.81  $ 1.23  $ 1.30  $ 1.00
Accumulation unit value at end of period                                     $ 0.95  $ 0.85  $ 0.73  $ 0.55  $ 0.81  $ 1.23  $ 1.30
Number of accumulation units outstanding at end of period (000 omitted)       2,480   2,708   3,087   3,317   4,035   1,798      --
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                               $ 1.01  $ 0.94  $ 0.79  $ 0.92  $ 1.04  $ 1.08  $ 1.00
Accumulation unit value at end of period                                     $ 1.04  $ 1.01  $ 0.94  $ 0.79  $ 0.92  $ 1.04  $ 1.08
Number of accumulation units outstanding at end of period (000 omitted)         210     176     177     179     151       5      --
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                               $ 1.06  $ 1.07  $ 1.08  $ 1.08  $ 1.05  $ 1.01  $ 1.00
Accumulation unit value at end of period                                     $ 1.08  $ 1.06  $ 1.07  $ 1.08  $ 1.08  $ 1.05  $ 1.01
Number of accumulation units outstanding at end of period (000 omitted)       1,149   1,454   1,720   2,516   2,250      --      --
-----------------------------------------------------------------------------------------------------------------------------------

*     The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec. 31, 2005
      were 2.35% and 2.38%, respectively.
-----------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 49

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                         2005    2004    2003    2002    2001    2000   1999
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                            $ 1.31  $ 1.12  $ 0.81  $ 1.01  $ 1.00  $ 1.02  $1.00
Accumulation unit value at end of period                                  $ 1.47  $ 1.31  $ 1.12  $ 0.81  $ 1.01  $ 1.00  $1.02
Number of accumulation units outstanding at end of period (000 omitted)    1,284   1,141     861     536     342     244     --
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - EMERGING MARKETS FUND (10/23/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE EMERGING MARKETS FUND)
Accumulation unit value at beginning of period                            $ 1.43  $ 1.17  $ 0.84  $ 0.90  $ 0.92  $ 1.00     --
Accumulation unit value at end of period                                  $ 1.89  $ 1.43  $ 1.17  $ 0.84  $ 0.90  $ 0.92     --
Number of accumulation units outstanding at end of period (000 omitted)       49      48      42      67      35      --     --
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                            $ 1.20  $ 1.09  $ 0.88  $ 0.96  $ 0.92  $ 1.03  $1.00
Accumulation unit value at end of period                                  $ 1.23  $ 1.20  $ 1.09  $ 0.88  $ 0.96  $ 0.92  $1.03
Number of accumulation units outstanding at end of period (000 omitted)    1,059   1,262   1,212   1,027     821     278     --
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                            $ 0.82  $ 0.81  $ 0.66  $ 0.85  $ 1.03  $ 1.15  $1.00
Accumulation unit value at end of period                                  $ 0.82  $ 0.82  $ 0.81  $ 0.66  $ 0.85  $ 1.03  $1.15
Number of accumulation units outstanding at end of period (000 omitted)    3,324   3,596   3,960   4,063   3,478   1,937     --

*     RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap
      Equity Fund on March 17, 2006.
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - S&P 500 INDEX FUND (10/23/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - S&P 500 INDEX FUND)
Accumulation unit value at beginning of period                            $ 0.86  $ 0.79  $ 0.63  $ 0.82  $ 0.94  $ 1.00     --
Accumulation unit value at end of period                                  $ 0.89  $ 0.86  $ 0.79  $ 0.63  $ 0.82  $ 0.94     --
Number of accumulation units outstanding at end of period (000 omitted)      565     639     728     711     450      --     --
-------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                            $ 1.48  $ 1.26  $ 0.87  $ 1.06  $ 1.14  $ 1.11  $1.00
Accumulation unit value at end of period                                  $ 1.53  $ 1.48  $ 1.26  $ 0.87  $ 1.06  $ 1.14  $1.11
Number of accumulation units outstanding at end of period (000 omitted)      394     445     419     366     276      85     --
-------------------------------------------------------------------------------------------------------------------------------


50 RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts .............................................   p. 3
Rating Agencies .........................................................   p. 4
Revenues Received During Calendar Year 2005 .............................   p. 4
Principal Underwriter ...................................................   p. 5
Independent Registered Public Accounting Firm ...........................   p. 5
Condensed Financial Information (Unaudited) .............................   p. 6
Financial Statements


RIVERSOURCE GALAXY PREMIER VARIABLE ANNUITY - PROSPECTUS 51

RIVERSOURCE [LOGO](SM)
         ANNUITIES


RiverSource Life Insurance Company

829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437


          RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Company.

           (C) 2007 Ameriprise Financial, Inc. All rights reserved.

45211 K (1/07)

PROSPECTUS


JAN. 2, 2007


RIVERSOURCE

PINNACLE(SM) VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)

           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           (Administrative Office)


           RIVERSOURCE VARIABLE ANNUITY ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)/ RIVERSOURCE MVA ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE MVA ACCOUNT)


NEW RIVERSOURCE PINNACLE(SM) VARIABLE ANNUITY CONTRACTS ARE NOT CURRENTLY BEING OFFERED.

This prospectus contains information that you should know before investing. Prospectuses are also available for:

o     AIM Variable Insurance Funds

o     Fidelity(R) Variable Insurance Products - Service Class

o     Franklin(R) Templeton(R) Variable Insurance Products Trust (FTVIPT) -
      Class 2

o     MFS(R) Variable Insurance Trust(SM)

o     Putnam Variable Trust - Class IB Shares


o     RiverSource(SM) Variable Portfolio Funds


Please read the prospectuses carefully and keep them for future reference.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.


RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.

RiverSource Life offers several different annuities which your investment professional may or may not be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.



RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 1

TABLE OF CONTENTS

KEY TERMS .............................................................    3
THE CONTRACT IN BRIEF .................................................    4
EXPENSE SUMMARY .......................................................    6
CONDENSED FINANCIAL INFORMATION (UNAUDITED) ...........................    9
FINANCIAL STATEMENTS ..................................................    9
THE VARIABLE ACCOUNT AND THE FUNDS ....................................    9
THE GUARANTEE PERIOD ACCOUNTS (GPAS) ..................................   15
THE ONE-YEAR FIXED ACCOUNT ............................................   18
BUYING YOUR CONTRACT ..................................................   18
CHARGES ...............................................................   20
VALUING YOUR INVESTMENT ...............................................   23
MAKING THE MOST OF YOUR CONTRACT ......................................   25
WITHDRAWALS ...........................................................   30
TSA -- SPECIAL WITHDRAWAL PROVISIONS ..................................   30
CHANGING OWNERSHIP ....................................................   31
BENEFITS IN CASE OF DEATH .............................................   31
OPTIONAL BENEFITS .....................................................   33
THE ANNUITY PAYOUT PERIOD .............................................   37
TAXES .................................................................   39
VOTING RIGHTS .........................................................   41
SUBSTITUTION OF INVESTMENTS ...........................................   42
ABOUT THE SERVICE PROVIDERS ...........................................   42
ADDITIONAL INFORMATION ................................................   44
APPENDIX: CONDENSED FINANCIAL INFORMATION (UNAUDITED) .................   45
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ..........   51

CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any contract.



2 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.


ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

GUARANTEE PERIOD: The number of successive 12-month periods that a guaranteed interest rate is credited.

GUARANTEE PERIOD ACCOUNTS (GPAS): A nonunitized separate account to which you may allocate purchase payments or transfer contract value of at least $1,000. These accounts have guaranteed interest rates declared for Guarantee Periods we declare when you allocate purchase payments or transfer contract value to a GPA. Withdrawals and transfers from a GPA done more than 30 days before the end of the Guarantee Period will receive a Market Value Adjustment, which may result in a gain or loss of principal. The GPAs may not be available in some states.

MARKET VALUE ADJUSTMENT (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred more than 30 days before the end of its Guarantee Period.

ONE-YEAR FIXED ACCOUNT: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIDER EFFECTIVE DATE: The date you add a rider to the contract.


RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.



RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 3

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our administrative office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our administrative office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the GPAs, one-year fixed account and/or subaccounts under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value (less any applicable premium tax).

It may not be advantageous for you to purchase this contract as a replacement for, or in addition to, an existing annuity contract or life insurance policy. It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders (see "Taxes -Qualified Annuities
- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our administrative office within the time stated on the first page of your contract and receive a full refund of the contract value. We will not deduct any charges. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Currently, you may allocate your purchase payments among any or all of:

o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. 9)

o the GPAs and the one-year fixed account, which earn interest at rates that we adjust periodically. Some states restrict the amount you can allocate to these accounts. The required minimum investment in each GPA is $1,000 and these accounts may not be available in all states. (p. 15 and p. 18)

BUYING YOUR CONTRACT: We no longer offer new contracts. However, you have the option of making additional purchase payments to your contract. Some states have time limitations for making additional payments. (p. 18)


4 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

MINIMUM ADDITIONAL PURCHASE PAYMENTS

      $50 for Systematic Investment Plans (SIPs).

      $100 for all other payment plans.

MAXIMUM TOTAL PURCHASE PAYMENTS*

      $1,000,000 for issue ages through 85.

      $100,000 for issue ages 86 to 90.


* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.


TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. Transfers out of the GPAs done more than 30 days before the end of the Guarantee Period will be subject to a MVA, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. You may establish automated transfers among the accounts. GPAs and one-year fixed account transfers are subject to special restrictions. (p. 26)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences. Certain other restrictions may apply. (p. 30)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 31)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. 31)

OPTIONAL BENEFITS: This contract offers optional features that are available for additional charges if you meet certain criteria. (p. 33)

ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The GPAs are not available during the payout period. (p. 37)

TAXES: Generally, income earned on your contract value grows tax deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 39)

LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 5

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT. STATE PREMIUM TAXES ALSO MAY BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE
(Contingent deferred sales charge as a percentage of purchase payments withdrawn)

YEARS FROM PURCHASE                                          WITHDRAWAL CHARGE
  PAYMENT RECEIPT                                                PERCENTAGE
        1                                                            8%
        2                                                            8
        3                                                            7
        4                                                            6
        5                                                            5
        6                                                            4
        7                                                            2
        Thereafter                                                   0

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.10% if the assumed investment rate is 3.5% and 6.60% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES
(as a percentage of average daily subaccount value)

The death benefit you select determines the fees you pay.

                                                             ROP DEATH BENEFIT   MAV DEATH BENEFIT
VARIABLE ACCOUNT ADMINISTRATIVE CHARGE                              0.15%               0.15%
MORTALITY AND EXPENSE RISK FEE                                      1.00                1.10
TOTAL ANNUAL VARIABLE ACCOUNT EXPENSES                              1.15%               1.25%

OTHER ANNUAL EXPENSES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                                                    $30
(We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.)

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR) FEE                       0.25%*
(As a percentage of the contract value charged annually on the contract anniversary.)

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS) FEE             0.40%*
(As a percentage of the contract value charged annually on the contract anniversary.)

*     This fee apples only if you elect this optional feature.


6 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS
(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                               MINIMUM            MAXIMUM
Total expenses before fee waivers and/or expense reimbursements                 0.62%              1.18%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND
(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                               GROSS TOTAL
                                                                              MANAGEMENT    12b-1    OTHER        ANNUAL
                                                                                 FEES       FEES    EXPENSES     EXPENSES
AIM V.I. Capital Appreciation Fund, Series I Shares                              0.61%        --%     0.29%       0.90%(1),(2)
AIM V.I. Core Equity Fund, Series I Shares                                       0.60         --      0.27        0.87(1),(2)
Fidelity(R) VIP Balanced Portfolio Service Class                                 0.42       0.10      0.16        0.68(3)
Fidelity(R) VIP Growth & Income Portfolio Service Class                          0.47       0.10      0.12        0.69(3)
Fidelity(R) VIP Growth Portfolio Service Class                                   0.57       0.10      0.10        0.77(3)
Fidelity(R) VIP Mid Cap Portfolio Service Class                                  0.57       0.10      0.12        0.79(3)
FTVIPT Franklin Small Cap Value Securities Fund - Class 2                        0.52       0.25      0.17        0.94(4),(5)
FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2                   0.48       0.25      0.28        1.01(4),(5)
FTVIPT Mutual Shares Securities Fund - Class 2                                   0.60       0.25      0.18        1.03(4)
FTVIPT Templeton Foreign Securities Fund - Class 2                               0.65       0.25      0.17        1.07(5)
MFS(R) Investors Trust Series - Initial Class                                    0.75         --      0.13        0.88(6)
MFS(R) New Discovery Series - Initial Class                                      0.90         --      0.16        1.06(6)
MFS(R) Total Return Series - Initial Class                                       0.75         --      0.09        0.84(6)
MFS(R) Utilities Series - Initial Class                                          0.75         --      0.15        0.90(6)
Putnam VT Growth and Income Fund - Class IB Shares                               0.49       0.25      0.05        0.79(7)
Putnam VT Income Fund - Class IB Shares                                          0.61       0.25      0.10        0.96
Putnam VT International Equity Fund - Class IB Shares                            0.75       0.25      0.18        1.18(7)
Putnam VT Vista Fund - Class IB Shares                                           0.65       0.25      0.09        0.99(7)
RiverSource(SM) Variable Portfolio - Balanced Fund                               0.47       0.13      0.15        0.75(8),(9),(10)
RiverSource(SM) Variable Portfolio - Cash Management Fund                        0.33       0.13      0.16        0.62(8),(9)
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                       0.47       0.13      0.17        0.77(8),(9)
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund              0.67       0.13      0.16        0.96(8),(9),(10)
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                        0.59       0.13      0.17        0.89(8),(9)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                       0.55       0.13      0.14        0.82(8),(9),(10)
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                    0.74       0.13      0.22        1.09(8),(9),(10)


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 7

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit total operating expenses of Series I shares to 1.30% of average daily nets assets. Effective upon the closing of the reorganization which occurred on May 1, 2006, the advisor for AIM V.I. Core Equity Fund has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Gross total operating expenses of Series I shares to 0.91% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total operating expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) As a result of a reorganization of another Fund into the Fund, which occurred on May 1, 2006 for AIM V.I. Capital Appreciation Fund Series I Shares and AIM V.I. Core Equity Fund Series I Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.

(3) A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 0.65% for Fidelity(R) VIP Balanced Portfolio Service Class, 0.64% for Fidelity(R) VIP Growth & Income Portfolio Service Class, 0.73% for Fidelity(R) VIP Growth Portfolio Service Class and 0.74% for Fidelity(R) VIP Mid Cap Portfolio Service Class. These offsets may be discontinued at any time.

(4) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(5) The Fund's manager has agreed in advance to reduce its fee with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.05%) and 0.89%, respectively for FTVIPT Franklin Small Cap Value Securities Fund
      - Class 2, (0.02%) and 0.99%, respectively for FTVIPT Franklin Small-Mid Cap Growth Securities Fund - Class 2 and (0.05%) and 1.02%, respectively for FTVIPT Templeton Foreign Securities Fund - Class 2.

(6) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table. Had these expense reductions been taken into account, "Gross total annual expenses" would be lower.

(7) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(8) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(9) The Fund has adopted a plan under Rule 12b-1 of the Investment Company Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an ongoing basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(10) Management fees include the impact of a performance incentive adjustment fee that decreased the management fee by 0.04% for RiverSource(SM) Variable Portfolio - Balanced Fund, 0.02% for RiverSource(SM) Variable Portfolio - Large Cap Equity Fund and 0.05% for RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund. Management fees include the impact of a performance incentive adjustment fee that increased the management fee by 0.09% for RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES*, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. This example assumes the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. It assumes that you selected the MAV death benefit and the optional Benefit Protector Plus. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                 IF YOU DO NOT WITHDRAW YOUR CONTRACT
      IF YOU WITHDRAW YOUR CONTRACT             OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
  AT THE END OF THE APPLICABLE TIME PERIOD:     AT THE END OF THE APPLICABLE TIME PERIOD:
---------------------------------------------   -----------------------------------------
 1 YEAR      3 YEARS     5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS     10 YEARS
---------   ---------   ---------   ---------   -------   -------   ---------   ---------
$1,095.71   $1,605.38   $2,040.22   $3,244.32   $295.71   $905.38   $1,540.22   $3,244.32

MINIMUM EXPENSES. This example assumes the least expensive combination of contract features and benefits and the minimum fees and expenses of any of the funds. It assumes that you select the ROP death benefit and do not select any optional riders. Although your actual costs maybe higher or lower, based on these assumptions your costs would be:

                                                 IF YOU DO NOT WITHDRAW YOUR CONTRACT
      IF YOU WITHDRAW YOUR CONTRACT             OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
  AT THE END OF THE APPLICABLE TIME PERIOD:     AT THE END OF THE APPLICABLE TIME PERIOD:
---------------------------------------------   -----------------------------------------
 1 YEAR      3 YEARS     5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS     10 YEARS
---------   ---------   ---------   ---------   -------   -------   ---------   ---------
$  987.06   $1,278.93   $1,495.71   $2,157.28   $187.06   $578.93   $  995.71   $2,157.28

* In these examples, the $30 contract administrative charge is approximated as a .055% charge. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.



8 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

CONDENSED FINANCIAL INFORMATION

You can find unaudited condensed financial information for the subaccounts in the Appendix.

FINANCIAL STATEMENTS

You can find our financial statement and the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include audited financial statements for subaccounts that are new and have no activity as of the financial statement date.

THE VARIABLE ACCOUNT AND THE FUNDS


VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under
            Section 817(h) of the Code.


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 9

      o REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


            We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


            The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

            The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

            Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.

      o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

            o Compensating, training and educating investment professionals who sell the contracts.

            o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

            o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

            o Providing sub-transfer agency and shareholder servicing to contract owners.

            o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

            o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

            o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

            o Subaccounting, transaction processing, recordkeeping and administration.


10 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

      o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

      o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

            o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

            o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 11

YOU MAY ALLOCATE PURCHASE PAYMENTS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING
FUNDS:

-------------------------------------------------------------------------------------------------------------------------------
FUND                                   INVESTMENT OBJECTIVE AND POLICIES            INVESTMENT ADVISER
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital                       Growth of capital. Invests principally in    A I M Advisors, Inc.
Appreciation Fund,                     common stocks of companies likely to
Series I Shares                        benefit from new or innovative products,
                                       services or processes as well as those
                                       with above-average growth and excellent
                                       prospects for future growth. The fund can
                                       invest up to 25% of its total assets in
                                       foreign securities that involve risks not
                                       associated with investing solely in the
                                       United States.

-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund,             Growth of capital. Invests normally at       A I M Advisors, Inc.
Series I Shares                        least 80% of its net assets, plus the
                                       amount of any borrowings for investment
                                       purposes, in equity securities, including
                                       convertible securities of established
                                       companies that have long-term
                                       above-average growth in earnings and
                                       dividends and growth companies that are
                                       believed to have the potential for
                                       above-average growth in earnings and
                                       dividends. The Fund may invest up to 25%
                                       of its total assets in foreign securities.

-------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Balanced               Seeks income and capital growth consistent   Fidelity Management & Research Company
Portfolio Service Class                with reasonable risk. Invests                (FMR), investment manager; FMR U.K., FMR
                                       approximately 60% of assets in stocks and    Far East and Fidelity Investments Money
                                       other equity securities and the remainder    Market Management Inc. (FIMM),
                                       in bonds and other debt securities,          sub-investment advisers.
                                       including lower-quality debt securities,
                                       when its outlook is neutral. Invests at
                                       least 25% of total assets in fixed-income
                                       senior securities (including debt
                                       securities and preferred stock). The fund
                                       invests in domestic and foreign issuers.

-------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth &               Seeks high total return through a            Fidelity Management & Research Company
Income Portfolio Service Class         combination of current income and capital    (FMR), investment manager; FMR U.K., FMR
                                       appreciation. Normally invests a majority    Far East, sub-investment advisers.
                                       of assets in common stocks with a focus on
                                       those that pay current dividends and show
                                       potential for capital appreciation. May
                                       invest in bonds, including lower-quality
                                       debt securities, as well as stocks that
                                       are not currently paying dividends, but
                                       offer prospects for future income or
                                       capital appreciation. Invests in domestic
                                       and foreign issuers. The Fund invests in
                                       either "growth" stocks or "value" stocks
                                       or both.

-------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth                 Seeks to achieve capital appreciation.       Fidelity Management & Research Company
Portfolio Service Class                Normally invests primarily in common         (FMR), investment manager; FMR U.K., FMR
                                       stocks. Invests in companies that it         Far East, sub-investment advisers.
                                       believes have above-average growth
                                       potential (stocks of these companies are
                                       often called "growth" stocks). The Fund
                                       invests in domestic and foreign issuers.

-------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Mid Cap                Long-term growth of capital. Allocates       Fidelity Management & Research CompanY
Portfolio Service Class                assets across different market sectors and   (FMR), investment manager; FMR U.K.,
                                       maturities. Normally invests primarily in    FMR Far East, sub-investment advisers.
                                       common stocks. Normally invests at least
                                       80% of assets in securities of companies
                                       with medium market capitalizations. May
                                       invest in companies with smaller or larger
                                       market capitalizations. Invests in
                                       domestic and foreign issuers. The Fund
                                       invests in either "growth" or "value"
                                       common stocks or both.

-------------------------------------------------------------------------------------------------------------------------------


12 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

-------------------------------------------------------------------------------------------------------------------------------
FUND                                   INVESTMENT OBJECTIVE AND POLICIES            INVESTMENT ADVISER
-------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Small                  Seeks long-term total return. The Fund       Franklin Advisory Services, LLC
Cap Value Securities                   normally invests at least 80% of its net
Fund - Class 2                         assets in investments of small
                                       capitalization companies, and normally
                                       invests predominantly in equity
                                       securities. For this Fund,
                                       small-capitalization companies are those
                                       with market capitalization values not
                                       exceeding $2.5 billion, at the time of
                                       purchase. The Fund invests mainly in
                                       equity securities of companies that the
                                       manager believes are undervalued.

-------------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin                        Seeks long-term capital growth. The Fund     Franklin Advisers, Inc.
Small-Mid Cap Growth                   normally invests at least 80% of its net
Securities Fund - Class 2              assets in investments of small
                                       capitalization (small cap) and mid
                                       capitalization (mid cap) companies. For
                                       this Fund, small-cap companies are those
                                       with market capitalization values not
                                       exceeding $1.5 billion or the highest
                                       market capitalization value in the Russell
                                       2000(R) Index, whichever is greater, at the
                                       time of purchase; and mid cap companies
                                       are companies with market capitalization
                                       values not exceeding $8.5 billion at the
                                       time of purchase.

-------------------------------------------------------------------------------------------------------------------------------
FTVIPT Mutual Shares                   Seeks capital appreciation, with income as   Franklin Mutual Advisers, LLC
Securities Fund - Class 2              a secondary goal. The Fund normally
                                       invests mainly in equity securities that
                                       the manager believes are undervalued. The
                                       Fund normally invests primarily in
                                       undervalued stocks and to a lesser extent
                                       in risk arbitrage securities and
                                       distressed companies.

-------------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Foreign               Long-term capital growth. The Fund           Templeton Investment Counsel, LLC
Securities Fund - Class 2              normally invests at least 80% of its net
                                       assets in investments of issuers located
                                       outside the U.S., including those in
                                       emerging markets.

-------------------------------------------------------------------------------------------------------------------------------
MFS(R) Investors Trust                 Long-term growth of capital with a           MFS Investment Management(R)
Series - Initial Class                 secondary objective to seek reasonable
                                       current income. Invests primarily in
                                       common stocks and related securities, such
                                       as preferred stocks, convertible
                                       securities and depository receipts for
                                       those securities.

-------------------------------------------------------------------------------------------------------------------------------
MFS(R) New Discovery                   Capital appreciation. Invests in at least    MFS Investment Management(R)
Series - Initial Class                 65% of its net assets in equity securities
                                       of emerging growth companies.

-------------------------------------------------------------------------------------------------------------------------------
MFS(R) Total Return Series -           Above-average income consistent with the     MFS Investment Management(R)
Initial Class                          prudent employment of capital, with growth
                                       of capital and income as a secondary
                                       objective. Invests primarily in a
                                       combination of equity and fixed income
                                       securities.

-------------------------------------------------------------------------------------------------------------------------------
MFS(R) Utilities Series -              Capital growth and current income. Invests   MFS Investment Management(R)
Initial Class                          primarily in equity and debt securities of
                                       domestic and foreign companies in the
                                       utilities industry.

-------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth                       Seeks capital growth and current income.     Putnam Investment Management, LLC
and Income Fund -                      The fund pursues its goal by investing
Class IB Shares                        mainly in common stocks of U.S. companies,
                                       with a focus on value stocks that offer
                                       the potential for capital growth, current
                                       income or both.

-------------------------------------------------------------------------------------------------------------------------------
Putnam VT Income                       Seeks high current income consistent with    Putnam Investment Management, LLC
Fund - Class IB Shares                 what Putnam Management believes to be
                                       prudent risk. The fund pursues its goal by
                                       investing mainly in bonds that (i) are
                                       obligations of corporations and
                                       governments worldwide denominated in U.S.
                                       dollars, (ii) are either investment-grade
                                       or below investment-grade and (iii) have
                                       intermediate to long-term maturities
                                       (three years or longer).

-------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 13

-------------------------------------------------------------------------------------------------------------------------------
FUND                                   INVESTMENT OBJECTIVE AND POLICIES            INVESTMENT ADVISER
-------------------------------------------------------------------------------------------------------------------------------
Putnam VT International                Seeks capital appreciation. The fund         Putnam Investment Management, LLC
Equity Fund -                          pursues its goal by investing mainly in
Class IB Shares                        common stocks of companies outside the
                                       United States that Putnam Management
                                       believes have favorable investment
                                       potential. Under normal circumstances, the
                                       fund invests at least 80% of its net
                                       assets in equity investments.

-------------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund -                 Seeks capital appreciation. The fund         Putnam Investment Management, LLC
Class IB Shares                        pursues its goal by investing mainly in
                                       common stocks of U.S. companies, with a
                                       focus on growth stocks.

-------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable                   Maximum total investment return through a    RiverSource Investments, LLC
Portfolio - Balanced Fund              combination of capital growth and current    (RiverSource Investments)
                                       income. Invests primarily in a combination
                                       of common and preferred stocks, bonds and
                                       other debt securities. Under normal market
                                       conditions, at least 50% of the Fund's
                                       total assets are invested in common stocks
                                       and no less than 25% of the Fund's total
                                       assets are invested in debt securities.
                                       The Fund may invest up to 25% of its total
                                       assets in foreign investments.

-------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable                   Maximum current income consistent with       RiverSource Investments
Portfolio - Cash                       liquidity and stability of principal.
Management Fund                        Invests primarily in money market
                                       instruments, such as marketable debt
                                       obligations issued by corporations or the
                                       U.S. government or its agencies, bank
                                       certificates of deposit, bankers'
                                       acceptances, letters of credit, and
                                       commercial paper, including asset-backed
                                       commercial paper.

-------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable                   High level of current income while           RiverSource Investments
Portfolio - Diversified                attempting to conserve the value of the
Bond Fund                              investment and continuing a high level of
                                       income for the longest period of time.
                                       Under normal market conditions, the Fund
                                       invests at least 80% of its net assets in
                                       bonds and other debt securities. At least
                                       50% of the Fund's net assets will be
                                       invested in securities like those included
                                       in the Lehman Brothers Aggregate Bond
                                       Index (Index), which are investment grade
                                       and denominated in U.S. dollars. The Index
                                       includes securities issued by the U.S.
                                       government, corporate bonds, and mortgage-
                                       and asset-backed securities. Although the
                                       Fund emphasizes high- and medium-quality
                                       debt securities, it will assume some
                                       credit risk to achieve higher yield and/or
                                       capital appreciation by buying
                                       lower-quality (junk) bonds.

-------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable                   High level of current income and, as a       RiverSource Investments
Portfolio - Diversified                secondary goal, steady growth of capital.
Equity Income Fund                     Under normal market conditions, the Fund
                                       invests at least 80% of its net assets in
                                       dividend-paying common and preferred
                                       stocks.

-------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable                   High current income, with capital growth     RiverSource Investments
Portfolio - High Yield                 as a secondary objective. Under normal
Bond Fund                              market conditions, the Fund invests at
                                       least 80% of its net assets in
                                       high-yielding, high-risk corporate bonds
                                       (junk bonds) issued by U.S. and foreign
                                       companies and governments.

-------------------------------------------------------------------------------------------------------------------------------


14 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

-------------------------------------------------------------------------------------------------------------------------------
FUND                                   INVESTMENT OBJECTIVE AND POLICIES             INVESTMENT ADVISER
-------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable                   Capital appreciation. Under normal market     RiverSource Investments
Portfolio - Large Cap                  conditions, the Fund invests at least 80%
Equity Fund                            of its net assets in equity securities of
                                       companies with market capitalization
                                       greater than $5 billion at the time of
                                       purchase.

-------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable                   Long-term capital growth. Under normal        RiverSource Investments, adviser; Kenwood
Portfolio - Small Cap                  market conditions, at least 80% of the        Capital Management LLC, subadviser
Advantage Fund                         Fund's net assets are invested in equity
                                       securities of companies with market
                                       capitalization of up to $2 billion or that
                                       fall within the range of the Russell 2000(R)
                                       Index at the time of investment.

-------------------------------------------------------------------------------------------------------------------------------

THE GUARANTEE PERIOD ACCOUNTS (GPAS)

The GPAs may not be available in some states.

You may allocate purchase payments to one or more of the GPAs with Guarantee Periods declared by us. These periods of time may vary by state. The required minimum investment in each GPA is $1,000. These accounts are not available in all states and are not offered after annuity payouts begin. Some states also restrict the amount you can allocate to these accounts.

Each GPA pays an interest rate that is declared when you make an allocation to that account. That interest rate is then fixed for the Guarantee Period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on contract value currently in a GPA.


The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion ("Future Rates"). We will determine these Future Rates based on various factors including, but not limited to, the interest rate environment, returns we earn on investments in the nonunitized separate account we have established for the GPAs, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition and RiverSource Life's revenues and other expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE WHAT FUTURE RATES WILL BE.


You may transfer or withdraw contract value out of the GPAs within 30 days before the end of the Guarantee Period without receiving a MVA (see "Market Value Adjustment (MVA)" below.) During this 30 day window, you may choose to start a new Guarantee Period of the same length, transfer the contract value to another GPA, transfer the contract value to any of the subaccounts, or withdraw the contract value from the contract (subject to applicable withdrawal provisions). If we do not receive any instructions at the end of your Guarantee Period our current practice is to automatically transfer the contract value into the one-year fixed account.

We hold amounts you allocate to the GPAs in a "nonunitized" separate account we have established under the Indiana Insurance Code. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company.

We intend to construct and manage the investment portfolio relating to the separate account using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 15

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable Guarantee Periods. These instruments include, but are not necessarily limited to, the following:

o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch (formerly Duff & Phelp's) -- or are rated in the two highest grades by the National Association of Insurance Commissioners;

o Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and

o Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.

MARKET VALUE ADJUSTMENT (MVA)

We guarantee the contract value allocated to your GPA, including the interest credited, if you do not make any transfers or withdrawals from that GPA prior to 30 days before the end of the Guarantee Period. However, we will apply an MVA if a transfer or withdrawal occurs prior to this time, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. The MVA also affects amounts withdrawn from a GPA prior to 30 days before the end of the Guarantee Period that are used to purchase payouts under an annuity payout plan. We will refer to all of these transactions as "early withdrawals" in the discussion below.

When you request an early withdrawal, we adjust the early withdrawal amount by an MVA formula. The early withdrawal amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the withdrawal, the time remaining in your Guarantee Period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. This is summarized in the following table:

                IF YOUR GPA RATE IS:                    THE MVA IS:
        Less than the new GPA rate + 0.10%               Negative
        Equal to the new GPA rate + 0.10%                Zero
        Greater than the new GPA rate + 0.10%            Positive

GENERAL EXAMPLES

Assume:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.

EXAMPLE 1: Remember that your GPA is earning 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. We add 0.10% to the 3.5% rate to get 3.6%. Your GPA's 3.0% rate is less than the 3.6% rate and, as reflected in the table above, the MVA will be negative.

EXAMPLE 2: Remember again that your GPA is earning 3.0%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. We add 0.10% to the 2.5% rate to get 2.6%. In this example, since your GPA's 3.0% rate is greater than the 2.6% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.


16 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

SAMPLE MVA CALCULATIONS

The precise MVA formula we apply is as follows:

  EARLY WITHDRAWAL AMOUNT x [(  1 + i   ) (TO THE POWER OF n/12) - 1] = MVA
                             ------------
                             1 + j + .001

  Where i = rate earned in the GPA from which amounts are being transferred or withdrawn.

        j = current rate for a new Guaranteed Period equal to the remaining term in the current Guarantee Period.

        n = number of months remaining in the current Guarantee Period
            (rounded up).

EXAMPLES

Using assumptions similar to those we used in the examples above:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.

o We guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period.

o After three years, you decide to make a $1,000 withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

EXAMPLE 1: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. Using the formula above, we determine the MVA as follows:

  $1,000 x [(     1.030    ) (TO THE POWER OF 84/12) - 1] = -$39.84
            ---------------
            1 + .035 + .001

In this example, the MVA is a negative $39.84.

EXAMPLE 2: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. Using the formula above, we determine the MVA as follows:

  $1,000 x [(     1.030    ) (TO THE POWER OF 84/12) - 1] = -$27.61
            ---------------
            1 + .025 + .001

In this example, the MVA is a positive $27.61.

Please note that when you allocate your purchase payment to the ten-year GPA and your purchase payment is in its fourth year from receipt at the beginning of the Guarantee Period, your withdrawal charge percentage is 6%. (See "Charges -- Withdrawal Charge.") We do not apply MVAs to the amounts we deduct for withdrawal charges, so we would deduct the withdrawal charge from your early withdrawal after we applied the MVA. Also note that when you request an early withdrawal, we withdraw an amount from your GPA that will give you the net amount you requested after we apply the MVA and any applicable withdrawal charge, unless you request otherwise.

The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for Guarantee Period durations equaling the remaining Guarantee Period of the GPA to which the formula is being applied.

We will not apply MVAs to amounts withdrawn for annual contract charges, to amounts we pay as death claims or to automatic transfers from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 17

THE ONE-YEAR FIXED ACCOUNT

You may allocate purchase payments or transfer accumulated value to the one-year fixed account. Some states may restrict the amount you can allocate to this account. We back the principal and interest guarantees relating to the one-year fixed account.


These guarantees are based on the continued claims-paying ability of the company. The value of the one-year fixed account increases as we credit interest to the account. Purchase payments and transfers to the one-year fixed account become part of our general account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. The interest rate we apply to each purchase payment and transfer to the one-year fixed account is guaranteed for one year. Thereafter we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses.


Interest in the one-year fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the one-year fixed account, however, disclosures regarding the one-year fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

BUYING YOUR CONTRACT

New contracts are not currently being offered.

As the owner, you have all rights and may receive all benefits under the contract. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or be the annuitant if you are 90 or younger.

When you applied, you selected (if available in your state):

o the one-year fixed account, GPAs and/or subaccounts in which you wanted to invest(1);

o     how you wanted to make purchase payments;

o the date you wanted to start receiving annuity payouts (the retirement date);

o     a death benefit option(2);

o     the optional Benefit Protector(SM) Death Benefit Rider(3);

o     the optional Benefit Protector(SM) Plus Death Benefit Rider(3); and

o     a beneficiary.

(1) Some states restrict the amount you can allocate to the GPAs and the one-year fixed account. GPAs may not be available in some states.

(2) The MAV death benefit is available if you and the annuitant are 78 or younger at contract issue. If either you or the annuitant are 79 or older at contract issue the ROP death benefit will apply.

(3) Available if you and the annuitant are 75 or younger at contract issue. Riders may not be available in all states.

The contract provides for allocation of purchase payments to the subaccounts to the GPAs and/or to the one-year fixed account in even 1% increments subject to the $1,000 minimum required investment for the GPAs.

We apply your purchase payments to the GPAs, one-year fixed account and subaccounts you select. If we receive your purchase payment at our administrative office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our administrative office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make monthly payments to your contract under a Systematic Investment Plan (SIP). To begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date. In Massachusetts, you may make additional purchase payments for ten years only.


18 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

THE RETIREMENT DATE

Annuity payouts are to begin on the retirement date. Your selected date can align with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, the retirement date must be:

o     no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 85th birthday (or the tenth contract anniversary, if later).

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, to comply with IRS regulations, the retirement date generally must be:

o for IRAs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you satisfy your required minimum distribution in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the tenth contract anniversary, if later, or a date that has been otherwise agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy required minimum distributions using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date while the contract is in force and before annuity payouts begin. If there is no named beneficiary, then the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract.

MINIMUM ADDITIONAL PURCHASE PAYMENTS

   $50 for SIPs.

   $100 for all other payment plans.

MAXIMUM TOTAL PURCHASE PAYMENTS*

   $1,000,000 for issue ages up to 85

   $100,000 for issue ages 86 to 90


* These limits apply in total to all RiverSource Life annuities you own. We reserve the right to waive or increase maximum limits. For qualified annuities the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.



RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 19

HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary or, if earlier, when the contract is fully withdrawn. Some states limit any contract charge allocated to the one-year fixed account. We prorate this charge among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct this charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees and they total either 1.00% or 1.10% of their average daily net assets on an annual basis depending on the death benefit option that applies to your contract. If you select the ROP death benefit, the mortality and expense risk fee is 1.00%. If you select the MAV death benefit, the mortality and expense risk fee is 1.10%. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the GPAs or the one-year fixed account.

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge and variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed below, will cover sales and distribution expenses.


20 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR) FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.25% of your contract value on your contract anniversary. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason other than death or when the annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS) FEE

We charge a fee for the optional feature only if you select it. If selected, we deduct 0.40% of your contract value on your contract anniversary. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason other than death or when the annuity payouts begin, we will deduct the fee, adjusted for the number of calendar days coverage was in place since we last deducted the fee. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits.

WITHDRAWAL CHARGE

If you withdraw all or part of your contract value, a withdrawal charge applies if all or part of the withdrawal amount is from any purchase payment we received less than eight years before the date of withdrawal. In addition, amounts withdrawn from a GPA more than 30 days before the end of the applicable Guarantee Period will be subject to a MVA. (See "The Fixed Accounts -- Market Value Adjustment (MVA).")

Each time you make a purchase payment under the contract, a withdrawal charge attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to a schedule shown in the contract. For example, during the first two years after a purchase payment is made, the withdrawal charge percentage attached to that payment is 8%. The withdrawal charge percentage for that payment during the seventh year after it is made is 2%. At the beginning of the eighth year after that purchase payment is made, and thereafter, there is no withdrawal charge as to that payment.

You may withdraw an amount during any contract year without incurring a withdrawal charge. We call this amount the Total Free Amount ("TFA"). The TFA is the amount of your contract value that you may withdraw without incurring a withdrawal charge. Amounts withdrawn in excess of the Total Free Amount may be subject to a withdrawal charge as described below. The Total Free Amount is defined as the maximum of (a) and (b) where:

      (a)   is 10% of your prior anniversary's contract value; and

      (b)   is current contract earnings.

NOTE: We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, GPA or the one-year fixed account. If the contract value is less than purchase payments received and not previously withdrawn (PPNPW) then contract earnings are zero. We consider your initial purchase payment to be the prior anniversary's contract value during the first contract year.

For purposes of calculating any withdrawal charge, we treat amounts withdrawn from your contract value in the following order:

1. First, in each contract year, we withdraw amounts totaling up to 10% of your prior anniversary's contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the amount described in number one above. We do not assess a withdrawal charge on contract earnings.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 21

NOTE: After withdrawing earnings in numbers one and two above, we next withdraw enough additional contract value (ACV) to meet your requested withdrawal amount. If the amount described in number one above was greater than contract earnings prior to the withdrawal, the excess (XSF) will be excluded from the purchase payments being withdrawn that were received most recently when calculating the withdrawal charge. We determine the amount of purchase payments being withdrawn (PPW) in numbers three and four above as:

                  (ACV - XSF)
      PPW = XSF + ----------- x (PPNPW - XSF)
                   (CV - TFA)

If the additional contract value withdrawn is less than XSF, then PPW will equal ACV.

We determine your withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage, and then totaling the withdrawal charges.

The withdrawal charge percentage depends on the number of years since you made the payments that are withdrawn.

                 YEARS FROM PURCHASE                       WITHDRAWAL CHARGE
                   PAYMENT RECEIPT                             PERCENTAGE
                          1                                        8%
                          2                                        8
                          3                                        7
                          4                                        6
                          5                                        5
                          6                                        4
                          7                                        2
                          Thereafter                               0

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.10% if the assumed investment rate is 3.5% and 6.60% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

WITHDRAWAL CHARGE CALCULATION EXAMPLE

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with this history:

o The contract date is July 1, 2003 with a contract year of July 1 through June 30 and with an anniversary date of July 1 each year; and

o     We received these payments:

      -- $10,000 July 1, 2003;

      -- $8,000 Dec. 31, 2008;

      -- $6,000 Feb. 20, 2011; and

o The owner withdraws the contract for its total withdrawal value of $38,101 on Aug. 5, 2013 and had not made any other withdrawals during that contract year; and

o     The prior anniversary July 1, 2013 contract value was $38,488.

WITHDRAWAL CHARGE   EXPLANATION
     $   0          $3,848.80 is 10% of the prior anniversary's contract value withdrawn without withdrawal charge; and

         0 $10,252.20 is contract earnings in excess of the 10% TFA amount withdrawn without withdrawal charge; and

         0 $10,000 July 1, 2003 purchase payment was received eight or more years before withdrawal and is withdrawn without withdrawal charge; and

       400 $8,000 Dec. 31, 2008 purchase payment is in its fifth year from receipt, withdrawn with a 5% withdrawal charge; and

       420          $6,000 Feb. 20, 2011 purchase payment is in its third year
     -----          from receipt, withdrawn with a 7% withdrawal charge.
     $ 820


22 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

WAIVER OF WITHDRAWAL CHARGE

We do not assess a withdrawal charge for:

o     withdrawals of any contract earnings;

o withdrawals of amounts totaling up to 10% of your prior contract anniversary's contract value to the extent they exceed contract earnings;

o required minimum distributions from a qualified annuity provided the amount is no greater than the required minimum distribution amount calculated under your specific contract currently in force;

o     contracts settled using an annuity payout plan;

o     death benefits;

o withdrawals you make under your contract's "Waiver of Withdrawal Charges" provision. To the extent permitted by state law, your contract will include this provision when you and the annuitant are under age 76 at contract issue. We will waive withdrawal charges that we normally assess upon full or partial withdrawal if you provide proof satisfactory to us that, as of the date you request the withdrawal, you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. (See your contract for additional conditions and restrictions on this waiver); and

o to the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a full withdrawal from your contract.

VALUING YOUR INVESTMENT

We value your accounts as follows:

GPAS AND ONE-YEAR FIXED ACCOUNT

We value the amounts you allocated to the GPAs and the one-year fixed account directly in dollars. The value of these accounts equals:

o the sum of your purchase payments and transfer amounts allocated to the one-year fixed account and the GPAs;

o     plus interest credited;

o minus the sum of amounts withdrawn after the MVA (including any applicable withdrawal charges) and amounts transferred out;

o     minus any prorated portion of the contract administrative charge; and

o minus the prorated portion of the fee for any of the following optional benefits you have selected:

      -- Benefit Protector(SM) rider

      -- Benefit Protector(SM) Plus rider

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal, transfer amounts out of a subaccount or we assess a contract administrative charge, a withdrawal charge or fee for any optional riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 23

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: to calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: the current accumulation unit value for each variable subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges;

and the deduction of a prorated portion of:

o     the contract administrative charge;

o     the fee for any of the following optional benefits you have selected:

      -- Benefit Protector(SM) rider

      -- Benefit Protector(SM) Plus rider

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o mortality and expense risk fee and the variable account administrative charge.


24 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account or the two-year GPA (without a MVA) to one or more subaccounts. The three to ten year GPAs are not available for automated transfers. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from either the one-year fixed account or the two-year GPA into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                                                       NUMBER
By investing an equal number                                    AMOUNT         ACCUMULATION           OF UNITS
of dollars each month ...                         MONTH        INVESTED         UNIT VALUE           PURCHASED
                                                  Jan            $ 100             $ 20                 5.00
                                                  Feb              100               18                 5.56
you automatically buy                             Mar              100               17                 5.88
more units when the
per unit market price is low ... -------->        Apr              100               15                 6.67
                                                  May              100               16                 6.25
                                                  Jun              100               18                 5.56
                                                  Jul              100               17                 5.88
and fewer units                                   Aug              100               19                 5.26
when the per unit
market price is high.            -------->        Sept             100               21                 4.76
                                                  Oct              100               20                 5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

TIERED DOLLAR-COST AVERAGING (TIERED DCA) PROGRAM

If your net contract value(1) is at least $10,000, you can choose to participate in the Tiered DCA program. There is no charge for Tiered DCA. Under the Tiered DCA program, you can allocate a new purchase payment to one of two special Tiered DCA accounts. We determine which Tiered DCA account you are eligible for as follows:

IF YOUR NET CONTRACT VALUE(1) IS ...   WE ALLOCATE YOUR NEW PURCHASE PAYMENT TO:
           $10,000-$49,999                       Tier 1 DCA account
           $50,000 or more                       Tier 2 DCA account(2)

(1) "Net contract value" equals your current contract value plus any new purchase payment. If this is a new contract funded by purchase payments from multiple sources, we determine your net contract value based on the purchase payments, withdrawal requests and exchange requests submitted with your application.

(2) You cannot allocate your new purchase payments to a Tier 1 DCA account if you are eligible to participate in a Tier 2 DCA account.

You may only allocate a new purchase payment of at least $1,000 to the Tiered DCA account for which you are eligible. You cannot transfer existing contract values into the Tiered DCA account. Each Tiered DCA account lasts for either six months or twelve months from the time we receive your first purchase payment. We make monthly transfers of your total Tiered DCA account value into the GPAs, the one-year fixed account and/or subaccounts you select over the six-month or twelve-month period. If you elect to transfer into a GPA, you must meet the $1,000 minimum required investment limitation for each transfer.

We reserve the right to credit a lower interest rate to each Tiered DCA account if you select the GPAs or the one-year fixed account as part of your Tiered DCA transfers. We credit higher rates on the Tier 2 DCA account than on the Tier 1 DCA account. We will change the interest rate on each Tiered DCA account from time to time at our discretion. We base these rates on competition and on the interest rate we are crediting to the one-year fixed account at the time of the change. Once we credit interest to a particular purchase payment, that rate


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 25 does not change even if we change the rate we credit on new purchase payments or if your net contract value changes. We credit each Tiered DCA account with the current guaranteed annual rate that is in effect on the date we receive your purchase payment. However, we credit this annual rate over the six-month or twelve-month period on the balance remaining in your Tiered DCA account. Therefore, the net effective interest rate you receive is less than the stated annual rate. We do not credit this interest after we transfer the value out of the Tiered DCA account into the accounts you selected.

Once you establish a Tiered DCA account, you cannot allocate additional purchase payments to it. However, you may establish another Tiered DCA account and allocate new purchase payments to it when we change the interest rates we offer on these accounts. If you are funding a Tiered DCA account from multiple sources, we apply each purchase payment to the account and credit interest on that purchase payment on the date we receive it. This means that all purchase payments may not be in the Tiered DCA account at the beginning of the six-month or twelve-month period. Therefore, you may receive less total interest than you would have if all your purchase payments were in the Tiered DCA account from the beginning. If we receive any of your multiple-source payments after the six-month or twelve-month period ends, you can either allocate those payments to a new Tiered DCA account (if available) or to any other accounts available under your contract.

You cannot participate in the Tiered DCA program if you are making payments under a Systematic Investment Plan. You may simultaneously participate in the Tiered DCA program and the asset-rebalancing program as long as your subaccount allocation is the same under both programs. If you elect to change your subaccount allocation under one program, we automatically will change it under the other program so they match. If you participate in more than one Tiered DCA account, the asset allocation for each account may be different as long as you are not also participating in the asset-rebalancing program.

You may terminate your participation in the Tiered DCA program at any time. If you do, we will not credit the current guaranteed annual interest rate on any remaining Tiered DCA account balance. We will transfer the remaining balance from your Tiered DCA account to the other accounts you selected for your DCA transfers or we will allocate it in any manner you specify. Similarly, if we cannot accept any additional purchase payments into the Tiered DCA program, we will allocate the purchase payments to the other accounts you selected for your DCA transfers or in any other manner you specify.

We can modify the terms or discontinue the Tiered DCA program at any time. Any modifications will not affect any purchase payments that are already in a Tiered DCA account.

The Tiered DCA program does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the GPAs or the one-year fixed account. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. If you are also participating in the Tiered DCA program and you change your subaccount asset allocation for the asset rebalancing program, we will change your subaccount asset allocation under the Tiered DCA program to match. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, GPAs or the one-year fixed account, to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the GPAs and the one-year fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to an MVA if done more than 30 days before the end of the guarantee period unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.

We may suspend or modify transfer privileges at any time.


26 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT INVEST IN A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower contract values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 27

VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the GPAs and the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts or the GPAs, you may not make a transfer from any subaccount or GPA back to the one-year fixed account for six months following that transfer.

o It is our general policy to allow you to transfer contract values from the one-year fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to a MVA. Until further notice, however, we have removed this restriction and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction.

o You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the Guarantee Period will receive a MVA*, which may result in a gain or loss of contract value.

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the subaccounts or the GPAs will be effective on the valuation date we receive it.

o Once annuity payouts begin, you may not make transfers to or from the one-year fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.

o     Once annuity payouts begin, you may not make any transfers to the GPAs.

* Unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.


28 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our administrative office:


RIVERSOURCE LIFE INSURANCE COMPANY

829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT

Transfers or withdrawals: $500 or entire account balance

MAXIMUM AMOUNT

Transfers or withdrawals: Contract value or entire account balance

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory tax withholding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers or partial withdrawals among your subaccounts, GPAs, or one-year fixed account.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months. Until further notice, however, we have removed this restriction and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals:    $100 monthly
                             $250 quarterly, semiannually or annually

3 BY PHONE

Call between 8 a.m. and 7 p.m. Central time:
(800) 333-3437

MINIMUM AMOUNT

Transfers or withdrawals:    $500 or entire account balance

MAXIMUM AMOUNT

Transfers:                   Contract value or entire account balance

Withdrawals:                 $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 29

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our administrative office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our administrative office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay contract charges, withdrawal charges or any applicable optional rider charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced (see "Optional Benefits"). In addition, withdrawals you are required to take to satisfy required minimum distributions under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts, GPAs and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount, GPA and the one-year fixed account must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you;

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      --    trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.

TSA -- SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      --    you are at least age 59 1/2;

      --    you are disabled as defined in the Code;

      -- you severed employment with the employer who purchased the contract; or

      --    the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.


30 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Benefit Protector(SM) Plus Death Benefit rider will terminate upon change of ownership. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

BENEFITS IN CASE OF DEATH

There are two death benefit options under this contract: Return of purchase payments (ROP) death benefit and maximum anniversary (MAV) death benefit. If either you or the annuitant are 79 or older at contract issue, the ROP death benefit will apply. If both you and the annuitant are 78 or younger at contract issue, you can elect either ROP death benefit or MAV death benefit on your application. Once you elect an option, you cannot change it. We show the option that applies in your contract. The death benefit option that applies determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under either option, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you selected when you purchased the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

RETURN OF PURCHASE PAYMENTS (ROP) DEATH BENEFIT

The ROP death benefit is intended to help protect your beneficiaries financially in that they will never receive less than your purchase payments adjusted for withdrawals. If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greater of:

1.    contract value; or

2.    total purchase payments minus adjusted partial withdrawals.

      ADJUSTED PARTIAL WITHDRAWALS FOR ROP DEATH BENEFIT OR MAV
      DEATH BENEFIT = PW x DB
                      -------
                        CV

      PW = the partial withdrawal including any applicable withdrawal charge or MVA.

      DB = the death benefit on the date of (but prior to) the partial withdrawal.

      CV = contract value on the date of (but prior to) the partial withdrawal.

EXAMPLE

o     You purchase the contract for $25,000 on Jan. 1, 2003.

o On Jan. 1, 2004 (the first contract anniversary), the contract value grows to $29,000.

o On March 1, 2004, the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

      We calculate the ROP death benefit on March 1, 2004 as follows:

        Contract Value at death:                                                    $20,500.00
                                                                                    ==========
        Purchase payment minus adjusted partial withdrawals:
            Total purchase payments:                                                $25,000.00
            minus the adjusted partial withdrawal
            calculated as: $1,500 x $25,000 =                                        -1,704.55
                           ----------------                                         ----------
                               $22,000
            for a death benefit of:                                                 $23,295.45
                                                                                    ==========

      The ROP death benefit, calculated as the greater of these two values:         $23,295.45


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 31

MAXIMUM ANNIVERSARY VALUE (MAV) DEATH BENEFIT

The MAV death benefit is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. The MAV death benefit does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 78 because the benefit values may be limited after age 81. Be sure to discuss with your investment professional whether or not the MAV death benefit is appropriate for your situation. If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of:

1.    contract value; or

2.    total purchase payments minus adjusted partial withdrawals; or

3. the maximum anniversary value immediately preceding the date of death plus any purchase payments made since that anniversary minus adjusted partial withdrawals since that anniversary.

MAXIMUM ANNIVERSARY VALUE (MAV): We calculate the MAV on each contract anniversary through age 80. There is no MAV prior to the first contract anniversary. On the first contract anniversary we set the MAV equal to the highest of: (a) your current contract value, or (b) total purchase payments minus adjusted partial withdrawals. Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV (plus any purchase payments since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV to the higher value. We stop resetting the MAV after you or the annuitant reach 81. However, we continue to add subsequent purchase payments and subtract adjusted partial withdrawals from the MAV.

EXAMPLE

o     You purchase the contract for $25,000 on Jan. 1, 2003.

o On Jan. 1, 2004 (the first contract anniversary), the contract value grows to $29,000.

o On March 1, 2004, the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

      We calculate the MAV death benefit on March 1, 2004 as follows:

        Contract Value at death:                                                    $20,500.00
                                                                                    ==========
        Purchase payment minus adjusted partial withdrawals:                        $23,295.45
                                                                                    ==========
        The MAV immediately preceding the date of death
        plus any payments made since that anniversary
        minus adjusted partial withdrawals:
            MAV on the prior anniversary:                                           $29,000.00
            plus purchase payments made the prior anniversary:                           +0.00
            minus adjusted partial withdrawals taken since that anniversary,
            calculated as: $1,500 x $29,000 =                                        -1,977.27
                           ----------------                                         ----------
                              $22,000
            for a death benefit of:                                                 $27,022.73
                                                                                    ==========
      The MAV death benefit, calculated as the greatest of these
      three values:                                                                 $27,022.73

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. If requested, we will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Benefit Protector(SM) Plus rider, if selected, will terminate. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.


32 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payments begin. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you elected optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. The Benefit Protector(SM) Plus rider, if selected, will terminate. Continuance of the Benefit Protector(SM) rider is optional. (See "Optional Benefits.")

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five year payout, or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after your death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.

OPTIONAL BENEFITS

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR)

The Benefit Protector is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector to your contract. You must elect the Benefit Protector at the time you purchase your contract and your rider effective date will be the contract issue date. You may not select this rider if you select the Benefit Protector Plus Rider. We reserve the right to discontinue offering the Benefit Protector for new contracts.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking required minimum distributions (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector is appropriate for your situation.

The Benefit Protector provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o     the applicable death benefit plus:

o 40% of your earnings at death if you and the annuitant were under age 70 on the rider effective date, up to a maximum of 100% of purchase payments not previously withdrawn that are one or more years old; or

o 15% of your earnings at death if you or the annuitant were 70 or older on the rider effective date, up to a maximum of 37.5% of purchase payments not previously withdrawn that are one or more years old.

EARNINGS AT DEATH: for purposes of the Benefit Protector and Benefit Protector Plus riders, this is an amount equal to the applicable death benefit minus purchase payments not previously withdrawn. The earnings at death may not be less than zero and may not be more than 250% of the purchase payments not previously withdrawn that are one or more years old.

TERMINATING THE BENEFIT PROTECTOR

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 33

EXAMPLE OF THE BENEFIT PROTECTOR

o You purchase the contract with a payment of $100,000 on Jan. 1, 2003 and you and the annuitant are under age 70. You select MAV death benefit.

o On July 1, 2003 the contract value grows to $105,000. The MAV death benefit under on July 1, 2003 equals the contract value. You have not reached the first contract anniversary so the Benefit Protector does not provide any additional benefit at this time.

o On Jan. 1, 2004 the contract value grows to $110,000. The death benefit on Jan. 1, 2004 equals:

        MAV death benefit (contract value):                               $110,000
        plus the Benefit Protector benefit which equals 40% of earnings at death (MAV death benefit minus payments not
        previously withdrawn): 0.40 x ($110,000 - $100,000) =               +4,000
                                                                          --------
      Total death benefit of:                                             $114,000

o On Jan. 1, 2005 the contract value falls to $105,000. The death benefit on Jan. 1, 2005 equals:

        MAV death benefit (MAV):                                          $110,000
        plus the Benefit Protector benefit (40% of earnings at death):
        0.40 x ($110,000 - $100,000) =                                      +4,000
                                                                          --------
      Total death benefit of:                                             $114,000

o On Feb. 1, 2005 the contract value remains at $105,000 and you request a partial withdrawal of $50,000, including the applicable 7% withdrawal charge. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 7% withdrawal charge because your payment is two years old, so we will withdraw $39,500 ($36,735 + $2,765 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $47,235. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2005 equals:

        MAV death benefit (MAV adjusted for partial withdrawals):          $57,619
        plus the Benefit Protector benefit (40% of earnings at death):
        0.40 x ($57,619 - $55,000) =                                        +1,048
                                                                          --------
      Total death benefit of:                                              $58,667

o On Jan. 1, 2006 the contract value falls to $40,000. The death benefit on Jan. 1, 2006 equals the death benefit on Feb. 1, 2005. The reduction in contract value has no effect.

o On Jan. 1, 2012 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. The death benefit on Jan. 1, 2012 equals:

        MAV death benefit (contract value):                               $200,000
        plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
        previously withdrawn that are one or more years old)               +55,000
                                                                          --------
      Total death benefit of:                                             $255,000

o On July 1, 2012 you make an additional purchase payment of $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector value. The death benefit on July 1, 2012 equals:

        MAV death benefit (contract value):                               $250,000
        plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
        previously withdrawn that are one or more years old)               +55,000
                                                                          --------
      Total death benefit of:                                             $305,000

o On July 1, 2013 the contract value remains $250,000 and the "new" purchase payment is one year old and the value of the Benefit Protector changes. The death benefit on July 1, 2013 equals:

        MAV death benefit (contract value):                               $250,000
        plus the Benefit Protector benefit which equals 40% of earnings at death (MAV death benefit minus payments not
        previously withdrawn): 0.40 x ($250,000 - $105,000) =              +58,000
                                                                          --------
      Total death benefit of:                                             $308,000


34 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

IF YOUR SPOUSE IS THE SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner. Your spouse and the new annuitant will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract. If your spouse and the new annuitant do not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will set the contract value equal to the death benefit that would otherwise have been paid and we will substitute this new contract value on the date of death for "purchase payments not previously withdrawn" used in calculating earnings at death. Your spouse also has the option of discontinuing the Benefit Protector Death Benefit Rider within 30 days of the date they elect to continue the contract.

NOTE: For special tax considerations associated with the Benefit Protector, see "Taxes."

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS)

The Benefit Protector Plus is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector Plus provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary and it does not provide any benefit beyond what is offered under the Benefit Protector rider during the second rider year (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Be sure to discuss with your sales representative whether or not the Benefit Protector Plus is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector Plus to your contract. You must elect the Benefit Protector Plus at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is available only for purchase through a transfer, exchange or rollover from another annuity or life insurance policy. You may not select this rider if you select the Benefit Protector Rider. We reserve the right to discontinue offering the Benefit Protector Plus for new contracts.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking required minimum distributions. Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector Plus is appropriate for your situation.

The Benefit Protector Plus provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o     the benefits payable under the Benefit Protector described above, plus:

o a percentage of purchase payments made within 60 days of contract issue not previously withdrawn as follows:

                              PERCENTAGE IF YOU AND THE        PERCENTAGE IF YOU OR THE
                              ANNUITANT ARE UNDER AGE 70       ANNUITANT ARE 70 OR OLDER
CONTRACT YEAR                 ON THE RIDER EFFECTIVE DATE      ON THE RIDER EFFECTIVE DATE
One and Two                               0%                                 0%
Three and Four                           10%                              3.75%
Five or more                             20%                               7.5%

Another way to describe the benefits payable under the Benefit Protector Plus rider is as follows:

o     the applicable death benefit (see "Benefits in Case of Death") plus:

                                     PERCENTAGE IF YOU AND THE                                PERCENTAGE IF YOU OR THE
                                     ANNUITANT ARE UNDER AGE 70                               ANNUITANT ARE 70 OR OLDER
CONTRACT YEAR                    ON THE RIDER EFFECTIVE DATE, ADD ...                     ON THE RIDER EFFECTIVE DATE, ADD ...
One                     Zero                                                     Zero
Two                     40% x earnings at death (see above)                      15% x earnings at death
Three and Four          40% x (earnings at death + 25% of initial purchase       15% x (earnings at death + 25% of initial purchase
                        payment*)                                                payment*)
Five or more            40% x (earnings at death + 50% of initial purchase       15% x (earnings at death + 50% of initial purchase
                        payment*)                                                payment*)

* Initial purchase payments are payments made within 60 days of contract issue not previously withdrawn.

TERMINATING THE BENEFIT PROTECTOR PLUS

o You may terminate the rider within 30 days of the first rider anniversary.

o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 35

EXAMPLE OF THE BENEFIT PROTECTOR PLUS

o You purchase the contract with a payment of $100,000 on Jan. 1, 2003 and you and the annuitant are under age 70. You select the MAV death benefit.

o On July 1, 2003 the contract value grows to $105,000. The death benefit on July 1, 2003 equals MAV death benefit, which is the contract value, or $105,000. You have not reached the first contract anniversary so the Benefit Protector Plus does not provide any additional benefit at this time.

o On Jan. 1, 2004 the contract value grows to $110,000. You have not reached the second contract anniversary so the Benefit Protector Plus does not provide any additional benefit beyond what is provided by the Benefit Protector at this time. The death benefit on Jan. 1, 2004 equals:

        MAV death benefit (contract value):                               $110,000

        plus the Benefit Protector Plus benefit which equals 40%
        of earnings at death (MAV death benefit minus payments
        not previously withdrawn): 0.40 x ($110,000 - $100,000) =           +4,000
                                                                          --------
      Total death benefit of:                                             $114,000

o On Jan. 1, 2005 the contract value falls to $105,000. The death benefit on Jan. 1, 2005 equals:

        MAV death benefit (MAV):                                          $110,000

        plus the Benefit Protector Plus benefit which equals
        40% of earnings at death: 0.40 x ($110,000 - $100,000) =            +4,000

        plus 10% of purchase payments made within 60 days of contract
        issue and not previously withdrawn: 0.10 x $100,000 =              +10,000
                                                                          --------
      Total death benefit of:                                             $124,000

o On Feb. 1, 2005 the contract value remains at $105,000 and you request a partial withdrawal, including the applicable 7% withdrawal charge, of $50,000. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to an 7% withdrawal charge because your payment is two years old, so we will withdraw $39,500 ($36,735 + $2,765 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $47,235. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2005 equals:

        MAV death benefit (MAV adjusted for partial withdrawals):          $57,619

        plus the Benefit Protector Plus benefit which equals 40%
        of earnings at death: 0.40 x ($57,619 - $55,000) =                  +1,048

        plus 10% of purchase payments made within 60 days of contract
        issue and not previously withdrawn: 0.10 x $55,000 =                +5,500
                                                                           -------
      Total death benefit of:                                              $64,167

o On Jan. 1, 2006 the contract value falls $40,000. The death benefit on Jan. 1, 2006 equals the death benefit paid on Feb. 1, 2005. The reduction in contract value has no effect.

o On Jan. 1, 2012 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. Because we are beyond the fourth contract anniversary the Benefit Protector Plus also reaches its maximum of 20%. The death benefit on Jan. 1, 2012 equals:

        MAV death benefit (contract value):                               $200,000

        plus the Benefit Protector Plus benefit which equals
        40% of earnings at death, up to a maximum of 100% of
        purchase payments not previously withdrawn that are one
        or more years old                                                  +55,000

        plus 20% of purchase payments made within 60 days of
        contract issue and not previously withdrawn: 0.20 x $55,000 =      +11,000
                                                                          --------
      Total death benefit of:                                             $266,000


36 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

o On July 1, 2012 you make an additional purchase payment of $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector Plus value. The death benefit on July 1, 2012 equals:

        MAV death benefit (contract value):                               $250,000

        plus the Benefit Protector Plus benefit which equals
        40% of earnings at death, up to a maximum of 100%
        of purchase payments not previously
        withdrawn that are one or more years old                           +55,000

        plus 20% of purchase payments made within 60 days of
        contract issue and not previously withdrawn: 0.20 x $55,000 =      +11,000
                                                                          --------
      Total death benefit of:                                             $316,000

o On July 1, 2013 the contract value remains $250,000 and the "new" purchase payment is one year old. The value of the Benefit Protector Plus remains constant. The death benefit on July 1, 2013 equals:

        MAV death benefit (contract value):                               $250,000

        plus the Benefit Protector Plus benefit which equals 40% of earnings at death (MAV death benefit minus payments not
        previously withdrawn): 0.40 x ($250,000 - $105,000) =              +58,000

        plus 20% of purchase payments made within 60 days of
        contract issue and not previously withdrawn: 0.20 x $55,000 =      +11,000
                                                                          --------
      Total death benefit of:                                             $319,000

IF YOUR SPOUSE IS SOLE BENEFICIARY and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. We will then terminate the Benefit Protector Plus and substitute the applicable death benefit (see "Benefits in Case of Death").

NOTE: for special tax considerations associated with the Benefit Protector Plus, see "Taxes."

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below except under annuity payout plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs are not available during this payout period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. Fixed payouts remain the same from month to month.

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract --Transfer policies."


RIVERSOURCE PINNACLE VARIABLE ANNUITY- PROSPECTUS 37

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed interest rate results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us.

o PLAN A: LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B: LIFE ANNUITY WITH FIVE, TEN OR 15 YEARS CERTAIN: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C: LIFE ANNUITY -- INSTALLMENT REFUND: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o PLAN D: JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o PLAN E: PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 5.10% and 6.60% depending on the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


38 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the GPAs, the one-year fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity -- no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, your withdrawal will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds the investment in the contract. If you withdraw all of your nonqualified annuity before annuity payouts begin, your withdrawal will be taxed to the extent that the withdrawal value immediately before the withdrawal exceeds the investment in the contract. You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payout. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payout is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver the payout outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from the payout.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or, in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.


RIVERSOURCE PINNACLE VARIABLE ANNUITY- PROSPECTUS 39

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty. You may not collaterally assign or pledge your qualified contracts.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan's SPD, your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA, or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age
70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits and optional benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien. State withholding also may be imposed on taxable distributions.

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is a RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.


40 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     Because of your death,

o     Because you become disabled (as defined in the Code);

o If the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o If the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only); or

o     To pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments from the qualified annuity. If you make non-deductible contributions to a traditional IRA, the portion of any distribution from the contract that represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

SPECIAL CONSIDERATIONS IF YOU SELECT ANY OPTIONAL RIDERS OR THE MAV DEATH
BENEFIT: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report any benefits attributable to these riders on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 41

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource(SM) Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.


ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors) serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

RiverSource Distributors distributes the contracts through unaffiliated broker-dealers ("selling firms") and their investment professionals. The selling firms have entered into distribution agreements with us and RiverSource Distributors for the offer and sale of the contracts.

Under the selling agreements, RiverSource Distributors pays commissions to the selling firms or their affiliated insurance agencies. Some selling firms may elect to receive a lower commission when a purchase payment is made along with a quarterly payment based on contract value for so long as the contract remains in effect. Selling firms may be required to return compensation under certain circumstances. Commissions paid to selling firms as a percentage of purchase payments will not be more than 9.00% of the purchase payments we receive on the contracts. These commissions do not change depending on which subaccounts you choose to allocate your purchase payments.

From time to time and in accordance with applicable laws and regulations we will pay or permit other promotional incentives in cash or credit or other compensation.

A portion of the payments made to the selling firm may be passed on to their investment professionals in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your investment professional for further information about what your investment professional and the selling firm for which he or she works may receive in connection with your purchase of a contract.

We intend to recoup a portion of the commissions and other distribution expenses we pay through certain fees and charges described in this prospectus (see "Expense Summary") including, for example, the mortality and expense risk charges and withdrawal charges. We or an affiliate may also receive all or part of the 12b-1 fees (see "Expense Summary - Annual Operating Expenses of the Funds") that certain funds charge to help us pay commissions and other costs of distributing the policies.



42 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

ISSUER

Effective Dec. 31, 2006, American Enterprise Life Insurance Company (American Enterprise Life), a stock life insurance company organized in 1981 under the laws of the state of Indiana, was merged into IDS Life Insurance Company (IDS
Life), a stock life insurance company organized in 1957 under the laws of the state of Minnesota. Upon the merger, IDS Life, the surviving company, assumed legal ownership of all of the assets of American Enterprise Life, including the variable account, and became directly liable for American Enterprise Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life was renamed RiverSource Life.

RiverSource Life issues the contracts. We are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.



RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 43

ADDITIONAL INFORMATION

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K for the year ended Dec. 31, 2005 and the Quarterly Reports in Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and Sept. 30, 2006, that we previously filed with the SEC under the Securities Exchange Act of 1934 (1934 Act) and the Report of Unscheduled Material Events or Corporate Event on Form 8-K that we filed with the SEC on March 22, 2006 under the 1934 Act are incorporated by reference into this prospectus. To access these documents, see "SEC Filings" under "Investors Relations" on our website at www.ameriprise.com.

RiverSource Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.


AVAILABLE INFORMATION


This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


44 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

APPENDIX: CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of each subaccount. The date in which operations commenced in each price level is noted in parentheses.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                         2005    2004    2003    2002    2001    2000    1999
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (11/11/1999)
Accumulation unit value at beginning of period                             $ 0.85  $ 0.81  $ 0.63  $ 0.84  $ 1.11  $ 1.26  $1.00
Accumulation unit value at end of period                                   $ 0.92  $ 0.85  $ 0.81  $ 0.63  $ 0.84  $ 1.11  $1.26
Number of accumulation units outstanding at end of period (000 omitted)       129     140     150     131      78      29     --
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (11/11/1999)
Accumulation unit value at beginning of period                             $ 0.72  $ 0.69  $ 0.56  $ 0.81  $ 0.94  $ 1.11  $1.00
Accumulation unit value at end of period                                   $ 0.75  $ 0.72  $ 0.69  $ 0.56  $ 0.81  $ 0.94  $1.11
Number of accumulation units outstanding at end of period (000 omitted)       372     408     405     422     274      --     --

* AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
--------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.02  $ 0.98  $ 0.84  $ 0.93  $ 0.96  $ 1.02  $1.00
Accumulation unit value at end of period                                   $ 1.07  $ 1.02  $ 0.98  $ 0.84  $ 0.93  $ 0.96  $1.02
Number of accumulation units outstanding at end of period (000 omitted)        50      55      65      68      59      --     --
--------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (11/11/1999)
Accumulation unit value at beginning of period                             $ 0.93  $ 0.89  $ 0.72  $ 0.88  $ 0.98  $ 1.03  $1.00
Accumulation unit value at end of period                                   $ 0.98  $ 0.93  $ 0.89  $ 0.72  $ 0.88  $ 0.98  $1.03
Number of accumulation units outstanding at end of period (000 omitted)       198     181     157     145      90       3     --
--------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS (11/11/1999)
Accumulation unit value at beginning of period                             $ 0.77  $ 0.75  $ 0.57  $ 0.83  $ 1.02  $ 1.16  $1.00
Accumulation unit value at end of period                                   $ 0.80  $ 0.77  $ 0.75  $ 0.57  $ 0.83  $ 1.02  $1.16
Number of accumulation units outstanding at end of period (000 omitted)       117     108     191     159     152     129     --
--------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (11/11/1999)
Accumulation unit value at beginning of period                             $ 2.35  $ 1.90  $ 1.39  $ 1.56  $ 1.63  $ 1.24  $1.00
Accumulation unit value at end of period                                   $ 2.74  $ 2.35  $ 1.90  $ 1.39  $ 1.56  $ 1.63  $1.24
Number of accumulation units outstanding at end of period (000 omitted)       226     250     268     298     202      11     --
--------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (11/11/1999)
Accumulation unit value at beginning of period                             $ 2.08  $ 1.70  $ 1.30  $ 1.45  $ 1.29  $ 1.04  $1.00
Accumulation unit value at end of period                                   $ 2.24  $ 2.08  $ 1.70  $ 1.30  $ 1.45  $ 1.29  $1.04
Number of accumulation units outstanding at end of period (000 omitted)        --      --      --      --      --      --     --
--------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2
(11/11/1999)
Accumulation unit value at beginning of period                             $ 1.07  $ 0.97  $ 0.71  $ 1.01  $ 1.21  $ 1.43  $1.00
Accumulation unit value at end of period                                   $ 1.11  $ 1.07  $ 0.97  $ 0.71  $ 1.01  $ 1.21  $1.43
Number of accumulation units outstanding at end of period (000 omitted)       465     481     495     546     261      21     --
--------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.47  $ 1.32  $ 1.07  $ 1.22  $ 1.16  $ 1.03  $1.00
Accumulation unit value at end of period                                   $ 1.61  $ 1.47  $ 1.32  $ 1.07  $ 1.22  $ 1.16  $1.03
Number of accumulation units outstanding at end of period (000 omitted)       655     587     281     285      63       5     --
--------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.11  $ 0.95  $ 0.73  $ 0.90  $ 1.09  $ 1.13  $1.00
Accumulation unit value at end of period                                   $ 1.21  $ 1.11  $ 0.95  $ 0.73  $ 0.90  $ 1.09  $1.13
Number of accumulation units outstanding at end of period (000 omitted)       122      97     102      89      29      12     --
--------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (11/11/1999)
Accumulation unit value at beginning of period                             $ 0.90  $ 0.81  $ 0.67  $ 0.86  $ 1.04  $ 1.05  $1.00
Accumulation unit value at end of period                                   $ 0.95  $ 0.90  $ 0.81  $ 0.67  $ 0.86  $ 1.04  $1.05
Number of accumulation units outstanding at end of period (000 omitted)         2       2       2       2       9       8     --
--------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - INITIAL CLASS (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.22  $ 1.16  $ 0.88  $ 1.30  $ 1.38  $ 1.43  $1.00
Accumulation unit value at end of period                                   $ 1.27  $ 1.22  $ 1.16  $ 0.88  $ 1.30  $ 1.38  $1.43
Number of accumulation units outstanding at end of period (000 omitted)        27      26      30      27      14      14     --
--------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 45

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                         2005    2004    2003    2002    2001    2000    1999
--------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - INITIAL CLASS (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.35  $ 1.22  $ 1.06  $ 1.14  $ 1.15  $ 1.00  $1.00
Accumulation unit value at end of period                                   $ 1.37  $ 1.35  $ 1.22  $ 1.06  $ 1.14  $ 1.15  $1.00
Number of accumulation units outstanding at end of period (000 omitted)        52      51      46      45      36       6     --
--------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - INITIAL CLASS (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.19  $ 0.93  $ 0.69  $ 0.90  $ 1.21  $ 1.14  $1.00
Accumulation unit value at end of period                                   $ 1.38  $ 1.19  $ 0.93  $ 0.69  $ 0.90  $ 1.21  $1.14
Number of accumulation units outstanding at end of period (000 omitted)        34      35      34      36      37       9     --
--------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.06  $ 0.96  $ 0.77  $ 0.96  $ 1.03  $ 0.97  $1.00
Accumulation unit value at end of period                                   $ 1.10  $ 1.06  $ 0.96  $ 0.77  $ 0.96  $ 1.03  $0.97
Number of accumulation units outstanding at end of period (000 omitted)       304     323     363     405     320      59     --
--------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INCOME FUND - CLASS IB SHARES (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.28  $ 1.24  $ 1.20  $ 1.12  $ 1.06  $ 0.99  $1.00
Accumulation unit value at end of period                                   $ 1.29  $ 1.28  $ 1.24  $ 1.20  $ 1.12  $ 1.06  $0.99
Number of accumulation units outstanding at end of period (000 omitted)        15      15      28      29      16      16     --
--------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/11/1999)
Accumulation unit value at beginning of period                             $ 1.07  $ 0.93  $ 0.73  $ 0.90  $ 1.15  $ 1.29  $1.00
Accumulation unit value at end of period                                   $ 1.19  $ 1.07  $ 0.93  $ 0.73  $ 0.90  $ 1.15  $1.29
Number of accumulation units outstanding at end of period (000 omitted)       122     127     179     219     173      30     --
--------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (11/11/1999)
Accumulation unit value at beginning of period                             $ 0.86  $ 0.73  $ 0.56  $ 0.81  $ 1.23  $ 1.30  $1.00
Accumulation unit value at end of period                                   $ 0.95  $ 0.86  $ 0.73  $ 0.56  $ 0.81  $ 1.23  $1.30
Number of accumulation units outstanding at end of period (000 omitted)       222     220     215     187     104      19     --
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                             $ 1.02  $ 0.94  $ 0.79  $ 0.92  $ 1.04  $ 1.08  $1.00
Accumulation unit value at end of period                                   $ 1.05  $ 1.02  $ 0.94  $ 0.79  $ 0.92  $ 1.04  $1.08
Number of accumulation units outstanding at end of period (000 omitted)       121     122     122     135     173       1     --
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                             $ 1.07  $ 1.07  $ 1.08  $ 1.08  $ 1.05  $ 1.01  $1.00
Accumulation unit value at end of period                                   $ 1.08  $ 1.07  $ 1.07  $ 1.08  $ 1.08  $ 1.05  $1.01
Number of accumulation units outstanding at end of period (000 omitted)       205      64      72     161     284      --     --

* The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec. 31, 2005 were 2.42%
  and 2.45%, respectively.
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                             $ 1.24  $ 1.20  $ 1.17  $ 1.12  $ 1.05  $ 1.01  $1.00
Accumulation unit value at end of period                                   $ 1.26  $ 1.24  $ 1.20  $ 1.17  $ 1.12  $ 1.05  $1.01
Number of accumulation units outstanding at end of period (000 omitted)       120     127      31      32      24      --     --
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND
(11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                             $ 1.32  $ 1.13  $ 0.81  $ 1.01  $ 1.00  $ 1.02  $1.00
Accumulation unit value at end of period                                   $ 1.48  $ 1.32  $ 1.13  $ 0.81  $ 1.01  $ 1.00  $1.02
Number of accumulation units outstanding at end of period (000 omitted)     2,962      25      25      25      26      --     --
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                             $ 1.21  $ 1.10  $ 0.89  $ 0.96  $ 0.92  $ 1.03  $1.00
Accumulation unit value at end of period                                   $ 1.24  $ 1.21  $ 1.10  $ 0.89  $ 0.96  $ 0.92  $1.03
Number of accumulation units outstanding at end of period (000 omitted)       672     157      81      96      40      --     --
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (4/30/2004)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                             $ 1.06  $ 1.00      --      --      --      --     --
Accumulation unit value at end of period                                   $ 1.11  $ 1.06      --      --      --      --     --
Number of accumulation units outstanding at end of period (000 omitted)     3,138   1,827      --      --      --      --     --

* RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
  Fund on March 17, 2006.
--------------------------------------------------------------------------------------------------------------------------------


46 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.15% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                                         2005    2004    2003    2002    2001    2000    1999
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                             $ 0.83  $ 0.81  $ 0.66  $ 0.85  $ 1.04  $ 1.15  $1.00
Accumulation unit value at end of period                                   $ 0.83  $ 0.83  $ 0.81  $ 0.66  $ 0.85  $ 1.04  $1.15
Number of accumulation units outstanding at end of period (000 omitted)       261     268     294     339      58       9     --

* RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
  Fund on March 17, 2006.
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND
(11/11/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                             $ 1.49  $ 1.27  $ 0.87  $ 1.06  $ 1.15  $ 1.11  $1.00
Accumulation unit value at end of period                                   $ 1.54  $ 1.49  $ 1.27  $ 0.87  $ 1.06  $ 1.15  $1.11
Number of accumulation units outstanding at end of period (000 omitted)        19      20      27      32      11      --     --
--------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 47

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                                         2005    2004    2003    2002    2001    2000    1999
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (11/9/1999)
Accumulation unit value at beginning of period                             $ 0.85  $ 0.80  $ 0.63  $ 0.84  $ 1.11  $ 1.26  $1.00
Accumulation unit value at end of period                                   $ 0.91  $ 0.85  $ 0.80  $ 0.63  $ 0.84  $ 1.11  $1.26
Number of accumulation units outstanding at end of period (000 omitted)     3,090   3,428   3,393   3,148   3,345   1,103     --
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (11/9/1999)
Accumulation unit value at beginning of period                             $ 0.72  $ 0.69  $ 0.56  $ 0.81  $ 0.94  $ 1.11  $1.00
Accumulation unit value at end of period                                   $ 0.75  $ 0.72  $ 0.69  $ 0.56  $ 0.81  $ 0.94  $1.11
Number of accumulation units outstanding at end of period (000 omitted)     7,640   8,269   9,036   9,970  10,352   4,769     --

* AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I Core Equity Fund, Series I Shares on April 28, 2006.
--------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP BALANCED PORTFOLIO SERVICE CLASS (11/9/1999)
Accumulation unit value at beginning of period                             $ 1.01  $ 0.97  $ 0.84  $ 0.93  $ 0.96  $ 1.02  $1.00
Accumulation unit value at end of period                                   $ 1.06  $ 1.01  $ 0.97  $ 0.84  $ 0.93  $ 0.96  $1.02
Number of accumulation units outstanding at end of period (000 omitted)       468     481     526     511     350      66     --
--------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO SERVICE CLASS (11/9/1999)
Accumulation unit value at beginning of period                             $ 0.92  $ 0.88  $ 0.72  $ 0.88  $ 0.98  $ 1.03  $1.00
Accumulation unit value at end of period                                   $ 0.98  $ 0.92  $ 0.88  $ 0.72  $ 0.88  $ 0.98  $1.03
Number of accumulation units outstanding at end of period (000 omitted)       386     441     436     435     425      85     --
--------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP GROWTH PORTFOLIO SERVICE CLASS (11/9/1999)
Accumulation unit value at beginning of period                             $ 0.76  $ 0.75  $ 0.57  $ 0.83  $ 1.02  $ 1.16  $1.00
Accumulation unit value at end of period                                   $ 0.80  $ 0.76  $ 0.75  $ 0.57  $ 0.83  $ 1.02  $1.16
Number of accumulation units outstanding at end of period (000 omitted)       164     173     195     208     445     365     --
--------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP PORTFOLIO SERVICE CLASS (11/9/1999)
Accumulation unit value at beginning of period                             $ 2.34  $ 1.90  $ 1.39  $ 1.56  $ 1.63  $ 1.24  $1.00
Accumulation unit value at end of period                                   $ 2.73  $ 2.34  $ 1.90  $ 1.39  $ 1.56  $ 1.63  $1.24
Number of accumulation units outstanding at end of period (000 omitted)     1,723   1,897   1,802   1,810   1,254     206     --
--------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                             $ 2.07  $ 1.69  $ 1.30  $ 1.45  $ 1.29  $ 1.04  $1.00
Accumulation unit value at end of period                                   $ 2.22  $ 2.07  $ 1.69  $ 1.30  $ 1.45  $ 1.29  $1.04
Number of accumulation units outstanding at end of period (000 omitted)       658     516     219      47       2      --     --
--------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND - CLASS 2
(11/9/1999)
Accumulation unit value at beginning of period                             $ 1.06  $ 0.96  $ 0.71  $ 1.01  $ 1.21  $ 1.43  $1.00
Accumulation unit value at end of period                                   $ 1.10  $ 1.06  $ 0.96  $ 0.71  $ 1.01  $ 1.21  $1.43
Number of accumulation units outstanding at end of period (000 omitted)     4,737   5,177   4,918   4,574   2,844     855     --
--------------------------------------------------------------------------------------------------------------------------------
FTVIPT MUTUAL SHARES SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                             $ 1.46  $ 1.32  $ 1.06  $ 1.22  $ 1.16  $ 1.03  $1.00
Accumulation unit value at end of period                                   $ 1.60  $ 1.46  $ 1.32  $ 1.06  $ 1.22  $ 1.16  $1.03
Number of accumulation units outstanding at end of period (000 omitted)     5,328   5,621   4,198   2,393     252      --     --
--------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES FUND - CLASS 2 (11/9/1999)
Accumulation unit value at beginning of period                             $ 1.11  $ 0.95  $ 0.73  $ 0.90  $ 1.09  $ 1.13  $1.00
Accumulation unit value at end of period                                   $ 1.21  $ 1.11  $ 0.95  $ 0.73  $ 0.90  $ 1.09  $1.13
Number of accumulation units outstanding at end of period (000 omitted)       420     400     371     296     145      16     --
--------------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES - INITIAL CLASS (11/9/1999)
Accumulation unit value at beginning of period                             $ 0.89  $ 0.81  $ 0.67  $ 0.86  $ 1.04  $ 1.05  $1.00
Accumulation unit value at end of period                                   $ 0.94  $ 0.89  $ 0.81  $ 0.67  $ 0.86  $ 1.04  $1.05
Number of accumulation units outstanding at end of period (000 omitted)     1,483   1,582   1,661   1,578   1,377     295     --
--------------------------------------------------------------------------------------------------------------------------------
MFS(R) NEW DISCOVERY SERIES - INITIAL CLASS (11/9/1999)
Accumulation unit value at beginning of period                             $ 1.22  $ 1.16  $ 0.88  $ 1.30  $ 1.38  $ 1.43  $1.00
Accumulation unit value at end of period                                   $ 1.26  $ 1.22  $ 1.16  $ 0.88  $ 1.30  $ 1.38  $1.43
Number of accumulation units outstanding at end of period (000 omitted)        33      31      32      32      18      19     --
--------------------------------------------------------------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES - INITIAL CLASS (11/9/1999)
Accumulation unit value at beginning of period                             $ 1.34  $ 1.22  $ 1.06  $ 1.13  $ 1.14  $ 1.00  $1.00
Accumulation unit value at end of period                                   $ 1.36  $ 1.34  $ 1.22  $ 1.06  $ 1.13  $ 1.14  $1.00
Number of accumulation units outstanding at end of period (000 omitted)       100      88      89      74      77      25     --
--------------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES - INITIAL CLASS (11/9/1999)
Accumulation unit value at beginning of period                             $ 1.19  $ 0.92  $ 0.69  $ 0.90  $ 1.20  $ 1.14  $1.00
Accumulation unit value at end of period                                   $ 1.37  $ 1.19  $ 0.92  $ 0.69  $ 0.90  $ 1.20  $1.14
Number of accumulation units outstanding at end of period (000 omitted)     1,267   1,336   1,393   1,631   1,999   1,109     --
--------------------------------------------------------------------------------------------------------------------------------


48 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)


YEAR ENDED DEC. 31,                                                         2005    2004    2003    2002    2001    2000    1999
--------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                             $ 1.05  $ 0.96  $ 0.76  $ 0.95  $ 1.03  $ 0.97  $1.00
Accumulation unit value at end of period                                   $ 1.09  $ 1.05  $ 0.96  $ 0.76  $ 0.95  $ 1.03  $0.97
Number of accumulation units outstanding at end of period (000 omitted)     1,621   1,596   1,635   1,583     963     146     --
--------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INCOME FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                             $ 1.27  $ 1.23  $ 1.19  $ 1.12  $ 1.06  $ 0.99  $1.00
Accumulation unit value at end of period                                   $ 1.28  $ 1.27  $ 1.23  $ 1.19  $ 1.12  $ 1.06  $0.99
Number of accumulation units outstanding at end of period (000 omitted)        28      34      31      79      28       5     --
--------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                             $ 1.07  $ 0.93  $ 0.73  $ 0.90  $ 1.15  $ 1.29  $1.00
Accumulation unit value at end of period                                   $ 1.18  $ 1.07  $ 0.93  $ 0.73  $ 0.90  $ 1.15  $1.29
Number of accumulation units outstanding at end of period (000 omitted)     4,450   4,648   4,797   4,994   4,731   2,474     --
--------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (11/9/1999)
Accumulation unit value at beginning of period                             $ 0.85  $ 0.73  $ 0.55  $ 0.81  $ 1.23  $ 1.30  $1.00
Accumulation unit value at end of period                                   $ 0.95  $ 0.85  $ 0.73  $ 0.55  $ 0.81  $ 1.23  $1.30
Number of accumulation units outstanding at end of period (000 omitted)     2,480   2,708   3,087   3,317   4,035   1,798     --
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                             $ 1.01  $ 0.94  $ 0.79  $ 0.92  $ 1.04  $ 1.08  $1.00
Accumulation unit value at end of period                                   $ 1.04  $ 1.01  $ 0.94  $ 0.79  $ 0.92  $ 1.04  $1.08
Number of accumulation units outstanding at end of period (000 omitted)       210     176     177     179     151       5     --
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                             $ 1.06  $ 1.07  $ 1.08  $ 1.08  $ 1.05  $ 1.01  $1.00
Accumulation unit value at end of period                                   $ 1.08  $ 1.06  $ 1.07  $ 1.08  $ 1.08  $ 1.05  $1.01
Number of accumulation units outstanding at end of period (000 omitted)     1,149   1,454   1,720   2,516   2,250      --     --

* The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec. 31, 2005 were 2.32%
  and 2.35%, respectively.
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                             $ 1.24  $ 1.20  $ 1.16  $ 1.11  $ 1.05  $ 1.01  $1.00
Accumulation unit value at end of period                                   $ 1.25  $ 1.24  $ 1.20  $ 1.16  $ 1.11  $ 1.05  $1.01
Number of accumulation units outstanding at end of period (000 omitted)     1,045     999     593     179      99      82     --
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND
(11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED EQUITY INCOME FUND)
Accumulation unit value at beginning of period                             $ 1.31  $ 1.12  $ 0.81  $ 1.01  $ 1.00  $ 1.02  $1.00
Accumulation unit value at end of period                                   $ 1.47  $ 1.31  $ 1.12  $ 0.81  $ 1.01  $ 1.00  $1.02
Number of accumulation units outstanding at end of period (000 omitted)     1,284   1,141     861     536     342     244     --
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period                             $ 1.20  $ 1.09  $ 0.88  $ 0.96  $ 0.92  $ 1.03  $1.00
Accumulation unit value at end of period                                   $ 1.23  $ 1.20  $ 1.09  $ 0.88  $ 0.96  $ 0.92  $1.03
Number of accumulation units outstanding at end of period (000 omitted)     1,059   1,262   1,212   1,027     821     278     --
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (3/3/2000)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                             $ 0.69  $ 0.66  $ 0.52  $ 0.67  $ 0.83  $ 1.00     --
Accumulation unit value at end of period                                   $ 0.72  $ 0.69  $ 0.66  $ 0.52  $ 0.67  $ 0.83     --
Number of accumulation units outstanding at end of period (000 omitted)     1,109   1,250     172     141     217     104     --

* RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
  Fund on March 17, 2006.
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period                             $ 0.82  $ 0.81  $ 0.66  $ 0.85  $ 1.03  $ 1.15  $1.00
Accumulation unit value at end of period                                   $ 0.82  $ 0.82  $ 0.81  $ 0.66  $ 0.85  $ 1.03  $1.15
Number of accumulation units outstanding at end of period (000 omitted)     3,324   3,596   3,960   4,063   3,478   1,937     --

* RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
  Fund on March 17, 2006.
--------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 49

VARIABLE ACCOUNT CHARGES OF 1.25% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)


YEAR ENDED DEC. 31,                                                         2005    2004    2003    2002    2001    2000    1999
--------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (11/9/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND)
Accumulation unit value at beginning of period                             $1.48   $ 1.26  $ 0.87  $ 1.06  $ 1.14  $ 1.11  $1.00
Accumulation unit value at end of period                                   $1.53   $ 1.48  $ 1.26  $ 0.87  $ 1.06  $ 1.14  $1.11
Number of accumulation units outstanding at end of period (000 omitted)      394      445     419     366     276      85     --
--------------------------------------------------------------------------------------------------------------------------------


50 RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts ...........................................   p. 3
Rating Agencies .......................................................   p. 4
Revenues Received During Calendar Year 2005 ...........................   p. 4
Principal Underwriter .................................................   p. 5
Independent Registered Public Accounting Firm .........................   p. 5
Condensed Financial Information (Unaudited) ...........................   p. 6
Financial Statements


RIVERSOURCE PINNACLE VARIABLE ANNUITY - PROSPECTUS 51

RIVERSOURCE [LOGO](SM)
     ANNUITIES


RiverSource Life Insurance Company

829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437


          RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Company.

           (C) 2007 Ameriprise Financial, Inc. All rights reserved.

44179 L (1/07)

Part B.

The combined Statement of Additional Information and Financial Statements for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account) dated Jan. 2, 2007 filed electronically with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan 2, 2007, is incorporated by reference.

Part C.

Item 24. Financial Statements and Exhibits

     (a) Financial Statements included in Part B of this Registration Statement:

         American Enterprise Variable Annuity Account (name subsequently changed to RiverSource Variable Annuity Account)
           Report of Independent Registered Public Accounting Firm dated
           March 31, 2006
           Statements of Assets and Liabilities for the year ended Dec. 31, 2005 Statements of Operations for the year ended Dec. 31, 2005
           Statements of Changes in Net Assets for the two years ended Dec. 31, 2005
           Notes to Financial Statements

         IDS Life Insurance Company (name subsequently changed to RiverSource Life Insurance Company)
           Report of Independent Registered Public Accounting Firm dated
           March 31, 2006
           Consolidated Statements of Assets and Liabilities the two years ended Dec. 31, 2005
           Consolidated Statements of Operations for the three years ended
           Dec. 31, 2005
           Consolidated Statements of Changes in Net Assets for the three years ended Dec. 31, 2005
           Notes to Consolidated Financial Statements

(b)  Exhibits:

1.1 Resolution of the Executive Committee of the Board of Directors of American Enterprise Life establishing the American Enterprise Variable Annuity Account dated July 15, 1987, filed electronically as Exhibit 1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

1.2 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 10 subaccounts dated Aug. 21, 1997, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 8 to Registration Statement No. 33-54471, filed on or about Aug. 27, 1997, is incorporated by reference.

1.3 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 6 subaccounts dated June 17, 1998, filed electronically as Exhibit 1.3 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 12 to Registration Statement No. 33-54471, filed on or about Aug. 24, 1998, is incorporated by reference.

1.4 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 16 subaccounts dated Jan. 20, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-67595, filed on or about Feb. 16, 1999, is incorporated by reference.

1.5 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 37 subaccounts dated June 29, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about July 8, 1999, is incorporated by reference.

1.6 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 236 additional subaccounts within the separate account, dated Sept. 8, 1999 filed electronically as Exhibit
         1.2 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-82149, filed on or about Sept. 21, 1999, is incorporated herein by reference.

1.7 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 67 subaccounts dated Nov. 22, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-85567 filed on or about Dec. 30, 1999 is incorporated by reference.

1.8 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 15 subaccounts dated Feb. 2, 2000, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-92297, filed on or about Feb. 11, 2000, is incorporated by reference.

1.9 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 141 additional subaccounts within the separate account, dated April 25, 2000 filed electronically as Exhibit
         1.3 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 1 to Registration Statement No. 333-92297, filed on or about April 28, 2000, is incorporated by reference.

1.10 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 1 subaccount dated April 25, 2000, filed electronically as Exhibit 1.4 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 3 to Registration Statement No. 333-74865, filed on or about April 27, 2001, is incorporated by reference.

1.11 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 21 subaccounts dated April 13, 2001, filed electronically as Exhibit 1.4 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 7 to Registration Statement No. 333-85567, filed on or about April 30, 2001, is incorporated by reference.

1.12 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 12 subaccounts dated Sept. 29, 2000, filed electronically as Exhibit 1.12 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

1.13 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 85 subaccounts dated Feb. 5, 2002, filed electronically as Exhibit 1.13 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

1.14 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 109 additional subaccounts within the separate account dated April 17, 2002, filed electronically as Exhibit
         1.14 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 11 to Registration Statement No. 333-85567 filed on or about April 25, 2002, is incorporated by reference.

1.15 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 229 subaccounts dated July 1, 2002, filed electronically as Exhibit 1.15 to the American Enterprise Variable Annuity Account's Post-Effective Amendment No. 6 to Registration Statement No. 333-92297, is incorporated by reference.

1.16 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 339 subaccounts dated December 16, 2002, filed electronically as Exhibit 1.16 to Post-Effective Amendment No. 3 to Registration Statement No. 811-7195, filed on or about December 20, 2002, is incorporated by reference.

1.17 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 6 subaccounts dated April 1, 2003 filed electronically as Exhibit 1.17 to Registrant's Post-Effective Amendment No. 12 to Registration Statement No. 333-85567 on or about April 24, 2003 is incorporated by reference.

1.18 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 183 subaccounts dated October 29, 2003 filed electronically as Exhibit 1.18 to Registrant's Post-Effective Amendment No. 15 to Registration Statement No. 333-92297 filed on or about October 30, 2003 is incorporated by reference.

1.19 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 973 subaccounts dated April 26, 2004 filed electronically as Exhibit 1.19 to Registrant's Post-Effective Amendment No. 9 to Registration Statement No. 333-74865 filed on or April 27, 2004 is incorporated by reference.

1.20 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing an additional subaccount within the separate account that will invest in RiverSource(SM) Variable Portfolio
         - Global Inflation Protected Securities Fund dated April 24, 2006 filed electronically as Exhibit 1.20 to Registrant's Post-Effective
         Amendment No. 14 to Registration Statement No. 333-74865 is incorporated by reference.

1.21 Unanimous Written Consent of the Board of Directors In Lieu of a Meeting for IDS Life Insurance Company, adopted December 8, 2006 for the Re-designation of the Separate Accounts to Reflect Entity Consolidation and Rebranding filed electronically as Exhibit 27(a)(6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is herein incorporated by reference.

2.       Not applicable.

3.1 Form of Principal Underwriter Agreement for RiverSource Life Insurance Company Variable Annuities and Variable Life Insurance filed electronically as Exhibit 3.1 to the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan 2, 2007, is incorporated by reference.

3.2      Not applicable.

4.1      Form of Deferred Annuity Contract (form 44170) filed electronically as
         Exhibit 4.1 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-82149, filed on or about Sept. 21, 1999, is incorporated by reference.

4.2      Form of Roth IRA Endorsement (form 43094) filed electronically as
         Exhibit 4.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 33-74865, filed on or about August 4, 1999, is incorporated by reference.

4.3      Form of SEP-IRA Endorsement (form 43412) filed electronically as
         Exhibit 4.3 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777, is incorporated by reference.

4.4 Form of Benefit Protector(SM) Death Benefit Rider for the Wells Fargo Advantage(SM) Variable Annuity and the Wells Fargo Advantage(SM) Builder Variable Annuity (form 271155), filed electronically as Exhibit
         4.15 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 6 to Registration Statement No. 333-85567, filed on or about March 1, 2001, is incorporated by reference.

4.5 Form of Benefit Protector(SM) Plus Death Benefit Rider for the Wells Fargo Advantage(SM) Variable Annuity and the Wells Fargo Advantage(SM) Builder Variable Annuity (form 271156), filed electronically as Exhibit
         4.16 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 6 to Registration Statement No. 333-85567, filed on or about March 1, 2001, is incorporated by reference.

4.6 Form of TSA Endorsement for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 43413), filed electronically as Exhibit 4.4 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777 on form N-4, filed on or about July 8, 1999, is incorporated by reference.

4.7 Form of Traditional IRA or SEP-IRA Endorsement (form 272108) filed electronically as Exhibit 4.11 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.8      Form of Roth IRA Endorsement (form 272109) filed electronically as
         Exhibit 4.12 to Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.9 Form of Variable Annuity Unisex Endorsement (form 272110) filed electronically as Exhibit 4.13 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.10     Not applicable.

4.11     Form of TSA Endorsement - AEL (form 272865) filed electronically as
         Exhibit 4.31 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.12 Form of 401 Plan Endorsement - AEL (form 272866) filed electronically as Exhibit 4.33 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

5. Form of Variable Annuity Application (form 44171) filed electronically as Exhibit 5 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-82149, filed on or about Sept. 21, 1999, is incorporated by reference.

6.1 Certificate of Incorporation of IDS Life dated July 24, 1957, filed electronically as Exhibit 6.1 to IDS Life Variable Account 10's Initial Registration Statement No. 33-62407 is incorporated herein by reference.

6.2 Copy of Amended and Restated By-Laws of RiverSource Life Insurance Company filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

6.3 Copy of Certificate of Amendment of Certificate of Incorporation of IDS Life Insurance Company filed electronically as Exhibit 27(f)(1) to Post-Effective Amendment No. 28 to Registration Statement
         No. 333-69777 is incorporated by reference.

7.       Not applicable.

8.1 (a)  Copy of Participation Agreement among Variable Insurance Products
         Fund, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(a) to American Enterprise Variable Life Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-84121, filed on or about Nov. 16, 1999, is incorporated by reference.

8.1 (b)  Copy of Participation Agreement among Variable Insurance Products
         Fund III, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as
         Exhibit 1.A.(8)(b) to American Enterprise Variable Life Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-84121, filed on or about Nov. 16, 1999, is incorporated by reference.

8.1 (c)  Copy of Participation Agreement among Variable Insurance Products
         Fund, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated July 15, 2002, filed electronically as Exhibit
         8.3 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 8 to Registration Statement No. 333-92297, filed on or about October 21, 2002, is incorporated by reference.

8.2 Copy of Amended and Restated Participation Agreement dated April 17, 2006, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, and Ameriprise Financial Services, Inc. filed electronically as Exhibit 27(h)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.3 Copy of Janus Aspen Series Amended and Restated Fund Participation Agreement dated September 1, 2006, by and among American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and Janus Aspen Series filed electronically as
         Exhibit 27(h)(12) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.4 Copy of Participation Agreement among MFS Variable Insurance Trust, American Enterprise Life Insurance Company and Massachusetts Financial Services Company, dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(m) to American Enterprise Variable Life Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, filed on or about April 25, 2001, is incorporated by reference.

8.5 Copy of Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company, dated Jan. 16, 1995, filed electronically as Exhibit 8.2 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 33-54471 is incorporated by reference.

8.6 Copy of Participation Agreement by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc. and American Enterprise Life Insurance Company dated as of August 1, 2005 filed as Exhibit 8.15 to Post-Effective Amendment No. 14 to Registration Statement No. 333-74865 filed on or about April 28, 2006, is incorporated by reference.

8.7 Copy of Fund Participation Agreement dated May 1, 2006 among American Enterprise Life Insurance Company, IDS Life Insurance Company, Columbia Funds Variable Insurance Trust, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. filed electronically as Exhibit 8.17 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature Select Variable Annuity and RiverSource Signature Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

8.8 Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as
         Exhibit 27(h)(16) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered, filed electronically herewith.

10.1 Consent of Independent Auditors for the RiverSource(SM) Galaxy Premier Variable Annuity, filed electronically herewith.

10.2 Consent of Independent Auditors for the RiverSource Pinnacle(SM) Variable Annuity, filed electronically herewith.

11.      None.

12.      Not applicable.

13.1 Power of Attorney to sign Amendment to this Registration Statement, dated Jan. 2, 2007 is filed electronically herein.

Item 25. Directors and Officers of the Depositor (RiverSource Life Insurance
----------------------------------------------------------------------------
Company (previously IDS Life Insurance Company)
----------------------------------------------

Name                    Principal Business Address*    Position and Offices with Depositor
------------------------------------------------------ ----------------------------------------
Neysa M. Alecu                                         Anti-Money Laundering Officer

Gumer C. Alvero                                        Director and Executive Vice President
                                                       - Annuities

Timothy V. Bechtold                                    Director and President

Kent M. Bergene                                        Vice President - Affiliated Investments

Walter S. Berman                                       Vice President and Treasurer

Richard N. Bush                                        Senior Vice President - Corporate Tax

Pat H. Carey                                           Vice President-Fund Relations

Charles R. Caswell                                     Reinsurance Officer

Jim Hamalainen                                         Vice President - Investments

Timothy J. Masek                                       Vice President - Investments

Michelle M. Keeley                                     Vice President - Investments

Brian J. McGrane                                       Director, Executive Vice President
                                                       and Chief Financial Officer

Thomas R. Moore                                        Secretary

Thomas W. Murphy                                       Vice President - Investments

Benji Orr                                              Deputy Anti-Money Laundering Officer

Kevin E. Palmer                                        Director, Vice President and Chief Actuary

Julie A. Ruether                                       Chief Compliance Officer - Separate Accounts
                                                       and Assistant Secretary

Mark E. Schwarzmann                                    Director, Chairman of the Board
                                                       and Chief Executive Officer

Heather M. Somers                                      Assistant General Counsel and Assistant Secretary

Bridget M. Sperl                                       Executive Vice President - Client
                                                       Service

David K. Stewart                                       Vice President and Controller

* Unless otherwise noted, the business address is 70100 Amerprise Financial Center,
  Minneapolis, MN 55474.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant (Continued)

The following list includes the names of major subsidiaries of Ameriprise Financial, Inc.

                                                                                        Jurisdiction of
Name of Subsidiary                                                                      Incorporation

Ameriprise Financial Services Inc.                                                        Delaware
            American Express Financial Advisors Japan Inc.                                Delaware
            American Express Management Company S.A.                                      Luxembourg
Ameriprise Trust Company                                                                  Minnesota
IDS Life Insurance Company                                                                Minnesota
            IDS REO 1, LLC                                                                Minnesota
            IDS REO 2, LLC                                                                Minnesota
            American Partners Life Insurance Company                                      Arizona
            IDS Life Insurance Company of New York                                        New York
            American Enterprise Life Insurance Company                                    Indiana
                       American Enterprise REO 1, LLC                                     Minnesota
            American Centurion Life Assurance Company                                     New York
            RiverSource Tax Advantaged Investments, Inc.                                  Delaware
                       AEXP Affordable Housing Portfolio LLC                              Delaware
Ameriprise Certificate Company                                                            Delaware
            Investors Syndicate Development Corp.                                         Nevada
            American Express International Deposit Company                                Cayman Islands
American Express Insurance Agency of Alabama Inc.                                         Alabama
American Express Insurance Agency of Arizona Inc.                                         Arizona
American Express Insurance Agency of Idaho Inc.                                           Idaho
American Express Insurance Agency of Indiana Inc.                                         Indiana
American Express Insurance Agency of Massachusetts Inc.                                   Massachusetts
American Express Insurance Agency of New Mexico Inc.                                      New Mexico
American Express Insurance Agency of Texas Inc.                                           Texas
IDS Insurance Agency of Utah Inc.                                                         Utah
American Express Insurance Agency of Wyoming Inc.                                         Wyoming
American Express Insurance Agency of Maryland Inc.                                        Maryland
American Express Insurance Agency of Oklahoma Inc.                                        Oklahoma
American Express Insurance Agency of Nevada Inc.                                          Nevada
RiverSource Investments LLC                                                               Minnesota
            Advisory Capital Strategies Group Inc.                                        Minnesota
            American Express Asset Management International (Japan) Inc.                  Japan
                       Advisory Capital Partners LLC                                      Delaware
                       Advisory Select LLC                                                Delaware
                       Boston Equity General Partner LLC                                  Delaware
                       Advisory Quantitative Equity (General Partner) LLC                 Delaware
                       Advisory Credit Opportunities GP LLC                               Delaware
                       Advisory European (General Partner) Inc.                           Cayman Islands
                       Advisory Convertible Arbitrage LLC                                 Delaware
            Kenwood Capital Management LLC (51.1% owned)                                  Delaware
            IDS Capital Holdings Inc.                                                     Minnesota
American Express Asset Management International Inc.                                      Delaware
American Express Asset Management Ltd.                                                    England
IDS Management Corporation                                                                Minnesota
            IDS Partnership Services Corporation                                          Minnesota
            IDS Cable Corporation                                                         Minnesota
            IDS Futures Corporation                                                       Minnesota
            IDS Realty Corporation                                                        Minnesota
            IDS Cable II Corporation                                                      Minnesota

IDS Property Casualty Insurance Company                                                   Wisconsin
            Amex Assurance Company                                                        Illinois
            Ameriprise Auto & Home Insurance Agency, Inc.                                 Wisconsin
American Enterprise Investment Services Inc.                                              Minnesota
American Express Property Casualty Insurance Agency of Kentucky Inc.                      Kentucky
RiverSource Service Corporation                                                           Minnesota
American Express Property Casualty Insurance Agency of Maryland Inc.                      Maryland
American Express Property Casualty Insurance Agency of Mississippi Inc.                   Mississippi
American Express Property Casualty Insurance Agency of Pennsylvania Inc.                  Pennsylvania
AEFA (Jersey) Limited                                                                     Jersey, Channel Islands
Channel Islands
Securities America Financial Corporation                                                  Nebraska
            Realty Assets, Inc.                                                           Nebraska
            Securities America Advisors, Inc.                                             Nebraska
            Securities America, Inc.                                                      Nebraska
American Express Asset Management (Australia) Limited                                     Australia
Threadneedle Asset Management Holdings Ltd.                                               England
            Threadneedle Investments (Channel Islands) Ltd.                               Jersey, Channel Islands
Channel Islands
            Threadneedle Asset Management Ltd.                                            England
            Threadneedle Portfolio Services Ltd.                                          England
            Threadneedle Postfolio Managers Ltd.                                          England
            Threadneedle Investment Services Ltd.                                         England
            Threadneedle Asset Management (Nominees) Ltd.                                 England
            Threadneedle Investment Services GMbH                                         Germany
            Threadneedle Investment Advisors Ltd.                                         England
            Threadneedle International Fund Management Ltd.                               England
            MM Asset Management Ltd.                                                      England
            Eagle Star ISA Manager Ltd.                                                   England
            Eagle Star Unit Managers Ltd.                                                 England
            ADT Nominees Ltd.                                                             England
            Threadneedle International Ltd.                                               England
            Threadneedle Management Services Ltd.                                         England
                       Threadneedle Rural Property Services Ltd.                          England
                       Threadneedle Property Services Ltd.                                England
            Threadneedle Pensions Ltd.                                                    England
            Threadneedle Property GP Holdings Ltd.                                        England
            Threadneedle Property Investments Ltd.                                        England
                       Sackville TCI Property (GP) Ltd.                                   England
                       Sackville TCI Property Nominee (1) Ltd.                            England
                       Sackville TCI Property Nominee (2) Ltd.                            England
                       Sackville Property (GP) Ltd.                                       England
                       Sackville Tandem Property (GP) Ltd.                                England
                                  Sackville Tandem Property Nominee Ltd.                  England
                       Sackville TPEN Property (GP) Ltd.                                  England
                                  Sackville TPEN Property Nominee Ltd.                    England
                                  Sackville TPEN Property Nominee (2) Ltd.                England
                       Sackville TSP Property (GP) Ltd.                                   England
                                  Sackville TSP Property Nominee Ltd.                     England
                       JDM3                                                               California
            Cornbrash Park Management Company Ltd.                                        England
            Highcross (Slough) Management Ltd.                                            England
            Threadneedle Financial Services Ltd.                                          England
            Threadneedle Pension Trustees Ltd.                                            England
Sloan Financial Group                                                                     North Carolina
Ameriprise Insurance Company                                                              Wisconsin
RiverSource Distributors, Inc.                                                            Delaware
Ameriprise India Private Limited                                                          India

Item 27.        Number of Contract owners

                As of Oct. 31, 2006, there were 54,730 non-qualified and qualified contracts of contactholders.

Item 28.        Indemnification

The amended By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.

No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.

The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.

There are agreements in place under which the underwriter and affiliated persons of the depositor or registrant may be indemnified against liabilities arising out of acts or omissions in connection with the offer of the contracts; provided however, that no such indemnity will be made to the underwriter or affiliated persons of the depositor or registrant for liabilities to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter RiverSource Distributors Inc.

(a) RiverSource Distributors Inc. is the principal underwriter, depositor or sponsor for RiverSource Variable Annuity Account 1; RiverSource Account F; RiverSource Variable Annuity Fund A; RiverSource Variable Annuity Fund B; RiverSource Variable Account 10; RiverSource Account SBS; RiverSource MVA Account; RiverSource Account MGA; RiverSource Variable Life Separate Account; RiverSource Variable Life Account; RiverSource Account for Smith Barney; RiverSource of New York Variable Annuity Account 1; RiverSource of New York Variable Annuity Account 2; RiverSource of New York Account 4; RiverSource of New York Account 7; RiverSource of New York Account 8; RiverSource of New York Variable Annuity Account; RiverSource of New York Account SBSRiverSource California Tax-Exempt Trust; RiverSource Bond Series, Inc.; RiverSource Dimensions Series, Inc.; RiverSource Diversified Income Series, Inc.; RiverSource Equity Series, Inc.; RiverSource Global Series, Inc.; RiverSource Government Income Series, Inc.; RiverSource High Yield Income Series, Inc.; RiverSource Income Series, Inc.; RiverSource International Managers Series, Inc.; RiverSource International Series, Inc.; RiverSource Investment Series, Inc.; RiverSource Large Cap Series, Inc.; RiverSource Managers Series, Inc.; RiverSource Market Advantage Series, Inc.; RiverSource Money Market Series, Inc.; RiverSource Retirement Series Trust; RiverSource Sector Series, Inc.; RiverSource Selected Series, Inc.; RiverSource Short Term Investments Series, Inc.; RiverSource Special Tax-Exempt Series Trust, Inc.; RiverSource Strategic Allocation Series, Inc.; RiverSource Strategy Series, Inc.; RiverSource Tax-Exempt Income Series, Inc.; RiverSource Tax-Exempt Money Market Series, Inc.; RiverSource Tax-Exempt Series, Inc.; Ameriprise Certificate Company.

(b)  As to each director, officer, or partner of the principal underwriter:

     Name and Principal Business Address*  Position and Offices with Underwriter
     ------------------------------------  -------------------------------------
     Neysa M. Alecu                        Anti-Money Laundering Officer

     Gumer C. Alvero                       Director

     Timothy V. Bechtold                   Director

     Paul J. Dolan                         Chief Operating Officer,
                                           Chief Administrative Officer

     Jeffrey P. Fox                        Chief Financial Officer
                                           and Treasurer

     Martin T. Griffin                     President-Outside Distribution

     Jeffrey McGregor                      President-Inside Distribution

     Thomas R. Moore                       Secretary

     Benji Orr                             Deputy Anti-Money Laundering
                                           Officer

     Scott R. Plummer                      Chief Counsel

     Julie A. Ruether                      Chief Compliance Officer

     Mark E. Schwarzmann                   Director, President and
                                           Chief Executive Officer

     William F. Truscott                   Director


* Unless otherwise noted, the business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

Item 29(c).

Ameriprise Financial Services, Inc., the principal underwriters during Registrant's last fiscal year, was paid the following commissions:

                          NET UNDERWRITING
NAME OF PRINCIPAL           DISCOUNTS AND       COMPENSATION ON         BROKERAGE
UNDERWRITER                  COMMISSIONS          REDEMPTION           COMMISSIONS           COMPENSATION
Ameriprise                   $62,840,453             None                  None                  None
Financial Services,
Inc.

Item 30.          Location of Accounts and Records

                  RiverSource Life Insurance Company (previously American Enterprise Life Insurance Company)
                  829 Ameriprise Financial Center
                  Minneapolis, MN  55474

Item 31.          Management Services

                  Not applicable.

Item 32.          Undertakings

         (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

         (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

         (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the address or phone number listed in the prospectus.

         (d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

         (e) Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. Avail. Nov. 28, 1988). Further, Registrant represents that it has complied with the provisions of paragraphs (1) -
                  (4) of that no-action letter.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Company (previously American Enterprise Life Insurance Company), on behalf of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 2nd day of January, 2007.


                           RIVERSOURCE VARIABLE ANNUITY ACCOUNT
                           (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE
                           ANNUITY ACCOUNT)
                           ----------------------------------------------
                                                        (Registrant)

                           By RiverSource Life Insurance Company
                           (previously American Enterprise Life Insurance
                           Company)
                           ----------------------------------------------
                                                         (Sponsor)

                           By /s/  Timothy V. Bechtold*
                              --------------------------
                                   Timothy V. Bechtold
                                   President


As required by the Securities Act of 1933, this Amendment to this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of January, 2007.


SIGNATURE                                 TITLE
/s/  Gumer C. Alvero*                     Director and Executive Vice
------------------------------------      President - Annuities
     Gumer C. Alvero

/s/  Timothy V. Bechtold*                 Director and President
------------------------------------
     Timothy V. Bechtold

/s/  Brian J. McGrane*                    Director, Executive
------------------------------------      Vice President and
     Brian J. McGrane                     Chief Financial Officer

/s/  Kevin E. Palmer*                     Director, Vice President and
-----------------------------------       Chief Actuary
     Kevin E. Palmer

/s/  Mark E. Schwarzmann*                 Chairman of the Board and
------------------------------------      Chief Executive Officer
     Mark E. Schwarzmann                  (Chief Executive Officer)

/s/  Bridget M. Sperl*                    Executive Vice President -
------------------------------------      Client Services
     Bridget M. Sperl

/s/  David K. Stewart*                    Vice President and Controller
------------------------------------
     David K. Stewart

* Signed pursuant to Power of Attorney dated Jan. 2, 2007 filed electronically as Exhibit 13.1, to Registrant's Initial Registration Statement on Form N-4, on or about Jan. 2, 2007, by:

/s/  Mary Ellyn Minenko
-----------------------
     Mary Ellyn Minenko
     Assistant General Counsel

CONTENTS OF REGISTRATION STATEMENT AMENDMENT NO. 36 TO REGISTRATION STATEMENT NO. 811-7195

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

         The prospectuses for:
         RiverSource(SM) Galaxy Premier Variable Annuity
         RiverSource Pinnacle(SM) Variable Annuity

Part B.

         The combined Statement of Additional Information and Financial Statements for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account) dated Jan. 2, 2007 filed electronically with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan 2, 2007, is incorporated by reference.

Part C.

         Other Information.

         The signatures.

         Exhibits